

A Better Future for Surplus

2024
Annual Report

Fellow Shareholders,

Liquidity Services achieved continued market share expansion and consistent growth in FY2024 backed by our investments in innovation, service, and strong operational execution for our customers. We achieved double-digit consolidated Gross Merchandise Volume (GMV) growth in each quarter throughout the year and each segment achieved double-digit annual GMV growth, culminating in record annual GMV of $1.4 billion.

As the leading global e-commerce company powering the circular economy, we are benefitting from enhanced network effects in our two-sided marketplace platform as our auction participants and completed transactions grew by 22% and 17%, respectively, during FY2024. Now with over 5.5 million registered buyers strong on our platform, we continue to be an engine of opportunity for sellers to monetize assets and for buyers to save money by accessing our growing, global supply of surplus and returned goods.

We are also thrilled to celebrate a significant milestone - our 25th anniversary. Over the past quarter-century, Liquidity Services has grown from a scrappy start-up into a leading global e-commerce company, powering the circular economy and delivering unmatched value worldwide. Our journey has been marked by remarkable growth, innovation, and a steadfast commitment to sustainability. From developing innovative technologies to expanding our services across the public sector, retail and industrial supply chain sectors, we have continuously evolved to meet the needs of our clients and communities. This milestone lets us reflect on our achievements and express our deepest gratitude to our dedicated team, loyal clients, and supportive stakeholders who have been instrumental in our success.

FY24 Business Highlights

The resilience and strength of Liquidity Services was on full display during FY2024 as we delivered outstanding results. Our team, driven by a culture of integrity, customer focus and relentless improvement, has achieved successful outcomes for our customers and shareholders this year, delivering record GMV of $1.4 billion, $363 million of revenues, up 14% YoY, $48.5 million of adjusted EBITDA, up 6% YoY and $1.03 of adjusted EPS, up 11% YoY.

- We grew our GovDeals segment GMV by 15% to a record $836 million, driven by increased volume, particularly in the vehicle and heavy equipment categories, and continued growth in our seller base. Revenue grew at a higher rate than GMV due to the expansion of our service offerings to new, higher-volume sellers, including through the acquisition of Sierra in January 2024.

- We grew our Retail Supply Chain Group (RSCG) segment GMV 12% to $321 million, and in Q4-FY24 our RSCG segment set new quarterly records in GMV, revenue and segment direct profit, as we drove expanded relationships with our seller clients by leveraging our reliable marketplace services to manage and monetize the industry's growing volume of returned consumer goods. Our growth was attributable to recurring product flows from new and expanded client programs and the growth of our multi-channel buyer base, including our Liquidation.com business-to-business marketplace and our AllSurplus Deals direct-to-consumer marketplace. Our RSCG segment benefited from the efficiency gains from the release of our Single Item Receiving tool. This new capability enables our operations team to quickly receive and identify returned retail products and then sort them to the sales channel that will maximize their financial recovery. For products being sold directly to consumers, the Single Item Receiving tool provides the product attributes and stock imagery required to list a product across multiple marketplaces. Other enhancements include multiple content management and navigation features on Liquidation.com.

- We grew our Capital Assets Group (CAG) segment GMV 10% to $210 million, driven by consignment sales in our industrial and heavy equipment categories. In FY2024, we continued to expand the capabilities of our e-commerce platform, enabling multiple user experience and back-office improvements. We introduced text messaging (SMS) for outbid notifications, driving an increased response rate. In addition, we expanded support for our resellers through a branded microsite experience paired with a reseller directory.

- We grew our Machinio classifieds marketplace segment revenue 17% to $16 million, due to strong client retention, increases in new customers for our subscription services and growth in revenue per user. With over 4,000 subscribers in over 200 countries Machinio is poised to become a leading global classifieds marketplace platform for used machinery and equipment. We would note that revenue growth has been robust despite the strong US dollar which reduces foreign exchange reported sales under US GAAP.

Our Strategy

Our mission to build the world's leading marketplace for surplus assets to help buyers, sellers and the planet continues to deliver "win-win" outcomes for all constituents. As the most trusted, reliable platform in our industry, we enable our corporate and government clients to achieve their financial, operational and sustainability goals by helping them to monetize and extend the life of assets; prevent unnecessary waste and carbon emissions; and reduce the number of products headed to landfills. To meet these goals, we focus on these four areas:

- Increasing our market share and the sales volume transacted on our marketplace.

- Expanding our buyer base and sales channels to enhance recovery on the assets we sell.

- Infusing and modernizing our platform with innovative technologies and services, including AI tools to increase our operational efficiencies and improve the customer experience.

- Executing complementary bolt-on acquisitions.

We believe this strategy will deliver great value for our customers and our shareholders.

As we look to the future, we remain committed to driving excellence and innovation in all that we do. Our scalable marketplace technology, broad range of services, diversified client base, organic growth initiatives and pipeline of acquisition opportunities will propel us in continuing our track record of growth.

We are proud of the achievements and progress made in FY2024. Our commitment to innovation, sustainability, and excellence has positioned Liquidity Services as a leader in the circular economy, and we are immensely grateful for the support of our dedicated team members, customers, and shareholders who have played a pivotal role in our success. As we look forward to the coming year, we remain committed to building a better future for all our stakeholders.

Thank you for your continued trust and support.

Sincerely,

William P. Angrick, III
Chairman, CEO & Co-Founder

GovDeals Case Study
Streamlining Surplus Technology Management

A Mississippi school district needed a way to manage the sale of their technology assets and replace a time-consuming sealed bid process. GovDeals, and Liquidity Services, were selected to provide a scalable, transparent and convenient method to offer 4,000 Apple MacBooks for sale to the public. Using its online marketplace platform and integrated services, GovDeals sold refurbished assets to the public in competitive online auctions which attracted thousands of local, regional and national bidders resulting in $1.3 million in sales proceeds. The transparent bidding and transaction tracking provided by GovDeals fostered trust and accountability for the agency client enabling it to reduce landfill waste and administrative costs while supporting the district's educational initiatives with a new source of funds.





Retail Supply Chain Group Case Study
Transforming Returns into a Profit Center

One of the world's largest international online home decorating retailers, with more than 30 million products, came to us with a need for a customized reverse logistics operation that could handle both peak returns volume and excess inventory without interrupting their day-to-day operations. Liquidity Services developed an integrated solution for the client, including the receipt, management, storage and sale of the returned products and excess inventory using its B2B and B2C channels saving our client space, labor, time, and hassle. Liquidity Services multi-channel buyer base doubled this retailer's recovery rate turning a burden into a profit center. This retailer is now able to focus on its core business by leveraging Liquidity Services' leading marketplace to deliver strong results for its returned goods.

Capital Assets Group Case Study
Maximizing Asset Recovery Value

Following the cancellation of an ethylene plant project due to EU sanctions, Liquidity Services implemented a two-phase sale strategy for Linde Engineering Partners. This strategy navigated the complex international trade regulations and logistical challenges, ensuring compliance and maximizing asset recovery value. This revolutionary approach resulted in $26.4 million in gross surplus sales. By leveraging its expertise in the energy industry and multi-regional capabilities, Liquidity Services created efficiencies and drove significant profits for Linde Engineering.





Machinio Case Study
Boosting Business Efficiency and Flexibility

David Hildebrand, owner of Hildebrand Machinery Company, Inc., knows and appreciates the importance of time. Hildebrand selected Machinio Systems to drive efficiencies for his solo-run business. Initially cautious about cloud migration, Hildebrand found that moving his data to Machinio's cloud based system allowed him to work from any location, enhancing his flexibility. The Machinio listing process is quick and automatic, significantly improving Hildebrand's efficiency. Hildebrand finds this experience far more enjoyable compared to his previous systems. With the new system, he appreciates the seamless process and the freedom it provides, making his business operations smoother and more effective. Overall, the transition to Machinio Systems has been a positive change, offering a more pleasurable and efficient experience.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2024
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from   to   **
Commission file number 0-51813



A Better Future for Surplus

LIQUIDITY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-2209244**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6931 Arlington Road, Suite 460, Bethesda, MD.	**20814**
(Address of principal executive offices)	(Zip Code)

(202) 467-6868
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	**LQDT**	**Nasdaq**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

Aggregate market value of the Common Stock held by non-affiliates computed by reference to the Nasdaq closing price on March 31, 2024, the last business day of the most recently completed second fiscal quarter, was $417.8 million.

The number of shares of Common Stock outstanding as of December 9, 2024 was 30,741,216.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2025 Annual Meeting of Stockholders, to be filed subsequently, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K.

INDEX

TABLE OF CONTENTS

Item	Description	Page
	PART I	
1	Business	3
1A.	Risk Factors	35
1B.	Unresolved Staff Comments	34
1C.	Cybersecurity	34
2	Properties	35
3	Legal Proceedings	36
4	Mine Safety Disclosures	36
	PART II	
5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	37
6	[Reserved]	39
7	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
7A.	Quantitative and Qualitative Disclosures about Market Risk	55
8	Financial Statements and Supplementary Data	55
9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	55
9A.	Controls and Procedures	55
9B.	Other Information	59
9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	59
	PART III	
10	Directors, Executive Officers and Corporate Governance	60
11	Executive Compensation	60
12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	60
13	Certain Relationships and Related Transactions, and Director Independence	60
14	Principal Accountant Fees and Services	60
	PART IV	
15	Exhibits and Financial Statement Schedules	61
16	Form 10-K Summary	101
Signatures		102

Unless the context requires otherwise, references in this report to "we," "us," "our", the "Company" and "Liquidity Services" refer to Liquidity Services, Inc. and its subsidiaries.

Item 1. Business.

Overview

Liquidity Services, Inc. (Liquidity Services, the Company) is a leading global commerce company providing trusted online marketplace platforms that power the circular economy. We create a better future for organizations, individuals, and the planet by using technology to capture and unleash the intrinsic value of surplus. We connect millions of buyers and thousands of sellers through our leading e-commerce auction marketplaces, search engines, asset management software, and related services. Our comprehensive solutions enable the transparent, efficient, sustainable recovery of value from excess items owned by business and government sellers.

Our business delivers value to shareholders by unleashing the intrinsic value of surplus through our online marketplace platforms. These platforms ignite and enable a self-reinforcing cycle of value creation where buyers and sellers attract one another in greater numbers. The result of this cycle is a continuous flow of goods that becomes increasingly valuable as more participants join the platforms, thereby creating positive network effects that benefit sellers, buyers, and shareholders. During the past three fiscal years, we have conducted over 2.9 million online transactions generating $3.7 billion in gross merchandise volume or GMV. GMV is the total sales value of all transactions for which we earned compensation upon their completion through our marketplaces or other channels during a given period of time.

During the year ended September 30, 2024, the number of registered buyers grew from 5.1 million to 5.5 million, or 7%. We generated GMV of $1.4 billion and revenue of $363.3 million through multiple sources, including transaction fees from sellers and buyers, proceeds from the sale of products we purchased from sellers, and value-added service charges during the year ended September 30, 2024. Over the prior 5 years, our GMV has grown at a compound annual growth rate of 16.4%.

Liquidity Services was incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in early 2000.

On January 1, 2024, the Company acquired Sierra Auction Management, Inc. (Sierra), a full-service auction company specializing in the sale of vehicles, equipment and surplus assets for government agencies, commercial businesses, and charities. See Note 4 – *Sierra Acquisition* for more information regarding this transaction.

On November 1, 2021, our GovDeals segment acquired Bid4Assets, Inc. (Bid4Assets), a Maryland corporation based in Silver Spring, MD. Bid4Assets is a leading online marketplace focused on conducting foreclosed real estate auctions. See Note 3 - *Bid4Assets Acquisition* for more information regarding this transaction.

Reportable Segments

The Company has four operating and reportable segments under which we conduct business: GovDeals, Retail Supply Chain Group (RSCG), Capital Assets Group (CAG), and Machinio. Further information and operating results of our reportable segments can be found in Note 17 - *Segment Information*.

- *GovDeals*. The GovDeals reportable segment provides solutions that enable government entities including city, county, state and federal agencies located in the United States and Canada and related commercial businesses to sell surplus property and real estate assets through our GovDeals, Bid4Assets and Sierra marketplaces; see Note 3 - *Bid4Assets Acquisition* and Note 4 - *Sierra Acquisition*, respectively.

- *RSCG*. The RSCG reportable segment consists of marketplaces that enable corporations located in the United States and Canada to sell excess, returned, and overstocked consumer goods. RSCG also offers a suite of services that includes returns management, asset recovery, and e-commerce solutions. This segment uses multiple selling channels across our network of marketplaces and others to optimize the best combination of velocity, volume, and value. This segment primarily conducts its business-to-business sales on its Liquidation.com marketplace and through Direct Sales, and direct-to-consumer sales on its AllSurplus Deals and Secondipity marketplaces and other third-party sales channels.

- *CAG.* The CAG reportable segment enables commercial businesses to sell surplus assets on our AllSurplus marketplace. The core verticals in which CAG operates include industrial manufacturing, oil and gas, heavy equipment, biopharma, and electronics. CAG also offers a suite of services that includes surplus management, asset valuation, asset sales and marketing. CAG benefits from a global base of buyers and sellers enabling the sale and redeployment of assets wherever they're most likely to generate the best value and highest use across the world. This segment primarily uses the AllSurplus and GovDeals marketplaces.

- *Machinio.* The Machinio reportable segment operates a global search engine platform for listing equipment for sale in the construction, machine tool, processing, transportation, printing, agriculture, and laboratory/medical sectors. Machinio also offers the Machinio System service that provides equipment sellers with a suite of software tools that includes website hosting, email marketing, and inventory management, to support and enable equipment sellers' online business.

Industry Overview

While a well-established forward supply chain exists for the procurement of assets, many manufacturers, retailers, corporations and government agencies have recognized the growing need for strategic reverse supply chain solutions. For example, according to Allied Market Research (*Reverse Logistics Market Size, Share, Competitive Landscape and Trend Analysis Report, by Return Type, by End User : Global Opportunity Analysis and Industry Forecast, 2023-2032 (April 2024)*), the global reverse logistics market is expected to reach $948 billion by 2032, growing at a compound annual growth rate of 4.3% from 2023 to 2032.

The retail industry, as per an Appriss Retail and National Retail Federation Q4 2022 returns survey (*2023 Consumer Returns in the Retail Industry*), estimates that approximately $743 billion of merchandise is returned on an annual basis, representing over 14% of total sales. Liquidity Services estimates that at least $100 billion of these returns are moved through secondary markets, with the remaining volume returning to retailer shelves or being sold through discount retailers.

Assets handled by reverse supply chain solutions generally consist of retail consumer returns, overstock products and idle goods or capital assets from both commercial and government sectors. The supply of surplus and idle assets in the reverse supply chain results from several factors, including:

- *Increasing focus by commercial and government agencies to seek green solutions for surplus assets.* Many organizations appreciate the growing need to be environmentally friendly by improving their management of end-of-life or surplus goods, including the need to repurpose or efficiently redistribute surplus and capital assets to minimize waste and maximize value for themselves and the communities they serve.
- *Supply chain inefficiencies.* Forecasting inaccuracies, manufacturer overruns, canceled orders, evolving market preferences, realignments in response to macroeconomic events, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus assets. Organizations that manufacture, distribute, sell or use finished goods regularly dispose of excess inventory or returned merchandise.
- *Growth of e-commerce.* According to Digital Commerce 360 (*US Ecommerce Sales Hit New Highs in Q2 2024*), over 20% of all retail purchases come from online orders. Moreover, Q4 2023 saw the highest quarter of U.S. e-commerce sales ever, while more recently, Q2 2024 marked the third highest quarter of U.S. e-commerce sales ever. These sales are expected to continue growing and by 2027 the e-commerce market is expected to total over $7.9 trillion (*US retail ecommerce sales will see increasing growth through 2027*).
- *Product innovation.* Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus assets. Innovation also results in manufacturing equipment and tooling being upgraded and replaced, which generates a separate flow of surplus capital assets.
- *Return policies of large national and online retailers.* The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of returned merchandise, a significant portion of which must be liquidated.
- *Compliance with government regulations.* An increasingly stringent regulatory environment necessitates verifiable recycling and remarketing of surplus assets that would otherwise be disposed of as waste.

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- *Changing budgetary trends in commercial and governmental entities.* As commercial and governmental entities are increasingly pressured to enhance efficiencies while also using fewer resources, they are looking to the liquidation of surplus capital assets as a source of funds.

The management and remarketing of surplus assets traditionally has been an inefficient process. While many organizations spend considerable resources developing systems and channels supporting the flow of finished goods to their core customers as well as developing procurement processes for acquiring equipment and assets to support their operations, we believe that many have not historically invested resources in the reverse supply chain in the same way as the forward supply chain. Factors contributing to these inefficiencies in the reverse supply chain include the lack of:

- a centralized and global marketplace to sell bulk products as well as machinery and equipment in the reverse supply chain;
- awareness of effective methods and mechanisms for the disposal of surplus assets;
- experience in managing the reverse supply chain to seek optimal net returns and improve gross margins; and
- real time market data on surplus assets.

Traditional methods of surplus asset disposition include ad-hoc sales, negotiated direct sales, utilization of individual brokers or sales agents and live on-site auctions. We believe these solutions are generally highly fragmented, geographically dispersed and poorly integrated with supply chain operations. The manual, negotiated, and geographically dispersed nature of traditional surplus resale methods results in a lack of pricing transparency for offered goods, multiple brokers/parties ultimately involved in the final disposition and a lower number of potential buyers and bids, which we believe typically leads to lower recovery for sellers.

Professional buyers seek surplus assets to sustain their operations and meet the demands of end-customers. They include online and offline retailers, convenience and discount stores, value-added resellers such as refurbishers and scrap recyclers, import and export firms, and small businesses. Traditionally, these buyers have had limited access to a reliable flow of surplus goods and assets, relying instead on their own network of industry contacts and fixed-site auctioneers to locate, evaluate and purchase specific items of interest. Traditional methods are inefficient for buyers due to the lack of:

- global access to an available continuous supply of desired goods and assets;
- efficient and inexpensive sourcing processes;
- a professionally managed central marketplace with transparent, high-quality services;
- detailed information and product description for the offered goods; and
- pricing transparency or ability to compare asset prices.

We believe buyers of surplus assets will increasingly use online marketplace platforms to identify and source goods available for immediate purchase.

Our Solutions

Our solutions include e-commerce marketplaces, self-directed auction listing tools, and value-added services. Our marketplaces and services provide sellers a comprehensive solution to quickly bring surplus assets to market and enhance the financial value realized from the sale of their surplus assets while providing buyers with confidence in the reliable flow of goods they purchase. We provide our sellers access to a network of liquid marketplaces with over 5.5 million buyers and a suite of services including consultative surplus asset management, valuation, sales solutions, logistics capabilities, and self-directed service tools to efficiently manage our sellers' reverse supply chain and maximize total supply chain value. We also seek the optimal methods to maximize our sellers' net recovery using channel strategies and dedicated programs to deliver transparent, sustained value.

Through our relationships with our sellers, we provide our buyers with convenient access to a substantial and continuous flow of surplus assets. Buyers can find products in over 750 categories in lot sizes ranging from full truckloads to pallets, packages, and individual items. Our solution combines leading e-commerce marketplaces with integrated sales, marketing, merchandising, fulfillment, payment collection, customer support, dispute mediation and logistics services. We provide our buyers with a convenient method for sourcing surplus consumer goods and electronics, commercial capital assets, industrial equipment, energy equipment, biopharma assets, and real estate. We continually look for new categories in which we can expand our presence. For any given asset, our buyers have access to a detailed product description, product manifest, digital images, relevant transaction history regarding the seller, and, where appropriate,

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the shipping weights, product dimensions and estimated shipping costs to the buyer's location. This enables our solutions to become an important source for surplus assets for many of our professional buyers and end-users.

We believe our marketplaces benefit over time from greater scale and adoption by our constituents creating a continuous flow of goods benefiting our buyers and sellers. As of September 30, 2024, we had 5.5 million registered buyers in our marketplaces. We had access to millions of additional end-users through a range of external consumer marketplaces. Aggregating this level of buyer demand and market data enables us to generate a continuous flow of goods from commercial and government sellers, which in turn attracts an increasing number of buyers. During the year ended September 30, 2024, we had more than 4.0 million auction participants in our online auctions. During fiscal 2024, we grew our registered buyer base by 7.2% or 371,000 registered buyers. As buyers continue to discover and use our e-commerce marketplaces as an effective method to source assets, we believe our solutions become an increasingly attractive sales channel for commercial and government agency sellers. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

Competitive Factors

We have created liquid marketplaces for virtually any type, quantity, or condition of surplus assets. The strengths of our business model include:

Aggregation of supply and demand for surplus assets

The strength of our business model rests on our ability to aggregate sellers and buyers through our marketplaces. Sellers benefit from a liquid, transparent market and the active participation of our large base of professional buyers, which enhances sellers' returns in comparison to less efficient models. Buyers benefit from our relationships with high-volume, commercial and government sellers, which provides buyers with continuous access to a comprehensive selection of surplus assets. Our solution eliminates the need for sellers and buyers to rely on the highly fragmented and geographically dispersed group of traditional liquidators and auctioneers. Instead, sellers and buyers access our global e-commerce marketplaces for their entire surplus asset needs.

Integrated and comprehensive solution

Our marketplaces provide sellers and buyers with a comprehensive solution for the online sale and purchase of surplus assets. We offer marketplaces with full-service and self-directed solutions. Our self-directed solutions provide transaction settlement and marketing support while allowing sellers to undertake the work of photographing, cataloging, and building their auctions.

Our value-added services simplify the sales and supply chain processes for our sellers and improve the utility of our marketplaces for our buyers. For commercial and certain government sellers, we provide sales, marketing, logistics, and seller support services that are fully integrated with our marketplaces, creating operational and system efficiencies. For many of these sellers, asset disposition is not a core business function to which they desire to dedicate internal resources. With our solution, we manage each step of the transaction and reverse supply chain for our sellers, reducing complexity while providing the ability to optimize the seller's net financial return in the sale of surplus goods and assets. Sellers simply make goods available at their facilities or deliver them to our warehouses and we deliver the sale proceeds, less our portion of such proceeds and/or our commissions or fees, after the sale is completed.

We have also expanded our capabilities to process individual items, pallets, less-than-truckload (LTL) and full-truckload (FTL) auctions. This provides our retail sellers with flexible solutions that can scale to solve their unique liquidity challenges while leveraging our various retail channels to maximize their recovery value.

Our buyer services include intelligent alerts, search tools, dynamic pricing, shipping and delivery where available, secure payment, live buyer support, and dispute resolution to enable effective methods to source assets for their businesses.

Flexible and aligned transaction model

We offer two primary transaction models to our sellers: the consignment transaction model and the purchase transaction model. Under the consignment transaction model, we do not purchase inventory from a seller; instead, we enable a seller to sell its goods in our marketplaces and we earn commission revenue based on the proceeds received from the sale. Sellers that elect the consignment transaction model are considered consignors. Under the purchase transaction model, we purchase inventory from a seller that we resell in our marketplaces. Sometimes our inventory purchase price is variable, as we may share the gross or net proceeds of such resales with the seller. Sellers that elect the purchase transaction model are considered vendors.

Faster transaction cycle times for our sellers and buyers

We believe our marketplace solutions allow our sellers to complete the entire sales process more rapidly than through other liquidation methods by reducing the complexities in the reverse supply chain and utilizing our multi-channel strategies to optimize recovery and velocity. As a result, our sellers can reduce surplus or less valuable inventory quickly, generate additional working capital and reduce the cost of carrying unwanted assets. We provide a complete solution to enable professional buyers of any size throughout the world to purchase assets efficiently. For these buyers, we provide a broad range of services to give them the information necessary to make an informed bid and ensure they quickly and efficiently receive the goods purchased.

Solutions that promote sustainability for improved corporate/government stewardship

Our e-commerce marketplace solutions power the circular economy and provide benefits to businesses, communities, and the environment. We achieve this through our safe and effective resale and redeployment of surplus assets; our reduction of waste; and by creating markets for items that might otherwise have been landfilled. Some of the world's largest forward-thinking corporations and government agencies have enhanced their stewardship of communities and the environment by utilizing our services and selling their surplus assets through our marketplaces.

Technology, data & analytics enhance our services and solutions for buyers and sellers

We continue to make strategic investments in our technology capabilities. Aligning the capabilities of our auction platforms with the Company's unique, vertical-specific knowledge has enabled us to develop the AllSurplus marketplace. This platform provides an aggregated view of all assets available globally in our government and commercial sectors, and retail assets for select local markets. By coupling an intuitive, mobile-optimized design with site search and recommendations driven by AI and machine learning, the platform is optimized to assist buyers in quickly finding the assets that meet their needs. Our sellers benefit from the unique nature of our unified platform by having their assets available, simultaneously, on multiple marketplaces while guaranteeing the integrity of the cross-site auction bidding. Placing the assets on multiple sites enables the marketing organization to directly target unique buyer segments that resonate with an asset's unique audience niche.

Our data infrastructure and analytics continue to provide near real-time operational insights. By coupling our click-stream data and bid activity with our campaign activity, the marketing organization leverages a feedback loop that increases campaign effectiveness and optimizes spending.

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Our Strategy

The focus of our growth strategy is to build the world's leading marketplace for surplus assets to benefit buyers, sellers, and the planet. Our strategic plan rests on four pillars, that we refer to by the acronym RISE, which pillars are as follows:



Recovery Maximization

Based on feedback from our sellers, we believe recovery maximization is the single most important driver to attracting sellers to our marketplaces. We believe that the key to achieving higher net recovery is, in turn, driven by attracting buyers to our marketplace, which we believe that we do through technology and innovation that improves the buyer experience across our network of marketplaces. An improved buyer experience drives growth in our buyer base which will, in turn, improve recovery rates for our sellers.

Increased Volume

We intend to grow the volume of transacted surplus on our marketplaces with flexible service offerings and pricing models to meet the needs of existing and new sellers. We have expanded our self-directed service model to allow commercial sellers that do not require a full-service solution to leverage the power of our marketing and online marketplaces to drive buyer demand for their assets. This approach allows us to more completely penetrate the total addressable market by better meeting the needs of small and mid-sized organizations, equipment dealers, and organizations with lower volumes. We also anticipate increasing volume by placing a greater focus on certain categories, including heavy equipment, construction, and real estate. We intend to grow our volume within the retail supply chain by leveraging the self-directed service model, expanding our AllSurplus Deals marketplace offering consumers deals for curbside pick-up, and continuing to grow our network of warehouses. We will continue to provide flexible pricing models that allow our sellers to use either a consignment or a purchase-based model.

Service Expansion

We intend to grow our services with recurring revenue characteristics that leverage our technology platform, domain expertise, data, and marketplace channels. By leveraging our extensive knowledge and technology, we intend to grow our revenue by attracting more sellers and more volume through expanding our services to better support sellers and buyers and expanding and improving our asset management and redeployment tools for commercial and municipal government sellers on our new aggregated marketplace. Lastly, we are leveraging our Machinio segment to expand our capabilities with respect to technology-enabled advertising. This is a natural adjunct to the self-service and full-service solutions available in our marketplaces.

Expense Leverage

We intend to improve operating expense leverage by controlling costs coupled with technology innovation that increases productivity. We have simplified and streamlined our operations and consolidated business processes and systems, which has improved scalability.

We maintain unified marking platforms and analytical capabilities in order to improve our seller and buyer marketing productivity by increasing the number of sellers using our platform and by driving increased volumes of highly targeted buyers to our marketplaces. Key marketing support activities are embedded directly at the business unit level to support the successful execution of asset sales at each of our marketplaces.

Our Marketplaces

Our network of marketplace brands serves buyers and sellers in numerous industries across hundreds of product categories.

Segment	Marketplace Brands	Primary Offering
Consolidated	ALLSURPLUS	Aggregated items from our network of marketplaces in a single destination.
GovDeals	GovDeals / sierra auction	Surplus items from government entities, commercial businesses, and charities.
	bid4assets	Foreclosed real estate auctions.
Retail Supply Chain Group (RSCG)	Liquidation.com	Consumer goods and excess retail inventory in pallet or truckload quantities from retailers and manufacturers.
	ALLSURPLUS DEALS	Consumer goods and excess retail inventory in individual quantities available for pickup in select regions.
	secondipity	Consumer goods and excess retail inventory in individual quantities available for immediate purchase.
	Multiple third-party storefronts	Consumer goods and excess retail inventory in individual quantities sold via storefronts on third-party marketplaces.
Capital Assets Group (CAG)	ALLSURPLUS	Manufacturing surplus, heavy equipment and idle capital assets or equipment from enterprise corporations spanning numerous industrial, energy and biopharma categories.
Machinio	machinio	Search engine and classified advertising for machinery and equipment.
		Dealer management and online marketing software-as-a-service for machinery and equipment businesses.

Our e-commerce marketplaces, designed to address the particular requirements and needs of buyers and sellers, are efficient and convenient methods for the sale of surplus consumer goods and capital assets in over 750 product categories including, but not limited to: consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, real estate, energy equipment, industrial capital assets, heavy equipment, fleet, and transportation equipment and specialty equipment.

Besides these leading business-to-business marketplaces, we recognize the need to reach end-users for some assets our sellers have entrusted to us. We have developed the capability to sell products on our sellers' behalf directly to end-users and/or consumers using a range of existing marketplaces. During fiscal year 2022, AllSurplus Deals was launched as an expansion and adaptation of the core AllSurplus platform enabling a hyper-localized direct to consumer experience. AllSurplus Deals provides a convenient, local pick-up solution connecting our retail supply directly to consumers in our target markets.

In addition to our e-commerce marketplaces, we have dedicated sales teams supporting the needs of our established global buyer base that seek items in larger quantities than are offered through our standard auction platforms. These range from a single truckload to ongoing flows of goods for export anywhere in the world, where we market, handle, and support the full transaction on behalf of our buyers. We expect to continue to meet the needs of our sellers and to access a growing range of products for all buyers by enhancing our multi-channel strategy to ensure we create value for assets at the end of their initial product life cycle.

Our Value-Added Services for Buyers and Sellers

In addition to our self-directed tools for our sellers, we have integrated value-added services to simplify the reverse supply chain processes for both our sellers and buyers. We believe these services generate operational efficiencies within this element of the supply chain enabling the greatest value for sellers and buyers with the highest level of confidence and transparency in the services we provide. Additionally, we believe these services improve compliance with the policies, regulations, and sale restrictions of our commercial and government sellers while supporting, or greatly enhancing, many commercial or government environmental initiatives.

Seller services. We offer value-added services to sellers in three areas: (a) merchandising and channel optimization; (b) logistics; and (c) settlement and seller support, including compliance services.

- *Merchandising and Channel Optimization.* Our efforts encompass the services necessary to prepare retail merchandise for a successful auction and include the following:
  - o Channel optimization - we determine the marketplace and channel sales strategy that we believe will create the most value for the individual asset using our real-time transaction systems and proprietary data to support ongoing optimization.
  - o Marketing and promotion - we use a variety of both online and traditional marketing methods to promote our sellers' merchandise and generate interest in each asset.
  - o Asset lotting and merchandising - we leverage our industry experience to organize the merchandise we receive into size and product combinations that meet buyer preferences within each marketplace and channel.
  - o Product information enhancement - we provide digital images of the merchandise to be sold and combine the images with relevant information. To increase the realized sales value, we also research, collect, and use supplemental product information to enhance product descriptions and categorization.
  - o Recommendations - we utilize AI and big data algorithms to match buyers to the right products, enhancing our seller's overall recovery.

- *Logistics.* We provide logistics services designed to support the receipt, handling, transportation, and tracking of merchandise offered through our marketplaces, including the following:
  - o Network of warehouses - we provide sellers with the flexibility of either having us manage the sales process at their location or delivering merchandise to one of our warehouses.
  - o Inventory management - sellers benefit from our management and inventory tracking system designed so merchandise is received, processed, and delivered promptly.
  - o Cataloguing merchandise - we catalogue all merchandise, which enables us to provide useful product information to buyers and sellers.

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- o Inspection and grading - in certain circumstances, we inspect the merchandise and provide condition descriptions to improve quality and the financial recovery to the seller.
- o Testing, data wiping, de-labeling, and refurbishment - we test products, wipe electronic data, refurbish and remove labels and product markings from merchandise prior to sale to add value to the asset and protect sellers' brand equity and distribution relationships.
- o Return to vendor or product disposition to non-sales channels - we manage the end-to-end processes for our sellers ensuring that returned merchandise is disposed of in compliance with a variety of disposition requirements. We provide end-to-end management of returning products to vendors, charities, or channels outside of our leading marketplace solutions.
- o Outbound fulfillment - we can arrange for domestic or international shipping for all merchandise, whether it is a small item or container load for export located in one of our warehouses or at a seller's facility.

- *Settlement and seller support*. Settlement and seller support services are designed for successful and reliable completion of transactions and include:
  - o Buyer qualification - we qualify buyers to ensure their compliance with government or seller mandated terms of sale, as well as to confirm their ability to complete a transaction.
  - o Collection and settlement - we collect payments on behalf of sellers prior to delivery of any merchandise and disburse the proceeds to the seller after the satisfaction of all conditions of a sale.
  - o Transaction tracking - we enable sellers and buyers to track and monitor the status of their transactions throughout the sales process. We support the successful completion of each transaction on behalf of the buyer and seller.
  - o Reporting - we provide a range of comprehensive reporting services to sellers throughout the sales process. Our invoicing and reporting tools can be integrated with the seller's information system, providing a more efficient flow of data.
  - o Seller support and dispute resolution - we provide full support throughout the transaction process and dispute resolution for our buyers and sellers if needed.

- *Buyer services.* Many of the services we provide to sellers also benefit buyers by providing them with the information to make a more informed bid and by delivering the goods they purchased. Our buyer-focused services include:
  - o Intelligent alerts and recommendations - we notify buyers of upcoming auctions based on their registered preferences and prior transaction history. Registered preferences can be as broad as a product category or as specific as a part number or key word. We use this information to ensure informed recommendations whenever we identify a product that fits a buyer's preference. We will alert our buyers based on their preferences when auctions are initially launched or nearing conclusion and based on various other parameters to enable our buyers to see relevant products.
  - o Search and navigation tools - buyers can search our marketplaces for products based on a variety of criteria and personalized settings, including product category, keyword, lot size, product condition, product geographic location, and auction ending date.
  - o Dynamic pricing tools, product information, and shipping quotes - we offer multiple dynamic pricing tools including outbid notification, automated bid agent, and automatic auction extension. In addition, we provide buyers with the information they need to make informed decisions, including product data, seller performance, and online shipping quotes to help understand their landed cost.
  - o Broad and flexible range of shipping/pick-up options - we can provide packaging and shipping services for many transactions, whether it is a small item or container loads for export, including buyer pick-up at our premises, supporting buyer-arranged transportation through our preferred shippers network, or providing customer pick-up appointments for both Liquidation.com and AllSurplus Deals transactions at specific warehouse locations.
  - o Secure settlement and buyer support - besides qualifying sellers, providing several electronic payment options and serving as a trusted market intermediary, we verify transaction completion, and ensure the buyers funds are secure throughout the transaction process, all of which enhances buyer confidence.
  - o Buyer support - we provide full reliable buyer support and dispute resolution through phone, email, and chat throughout the transaction process.

Sales and Marketing

We use sales and marketing activities to acquire and manage our seller and buyer accounts. Our sales activities are focused on acquiring new sellers and expanding existing sellers' use of our solutions. Our marketing activities are focused on acquiring and activating new buyers and increasing existing buyers' participation. Our marketing team also manages our marketplace brands and seller lead generation efforts that support the sales team.

Sales

Our sales personnel develop seller relationships, contract to provide our services and manage the business accounts on an ongoing basis. Our sales team focuses on building long-term relationships with sellers that we believe will generate recurring transactions and position the Company as an integral partner helping them to achieve their goals. They also leverage our years of experience and market data of completed transactions to identify which of our various services would be beneficial to each new or existing seller. Our sales team brings our global scale and specialist knowledge to an ecosystem of auction partners, leveraging our expertise to create additional opportunities for us to participate in purchase and consignment transaction model projects across the globe. In addition, we have a lead generation team which tracks relevant media around the world, seeks to increase global awareness of the LSI brand and its reputation across target markets, and participates in selected trade show and industry events, each in an effort to increase demand for our offerings. The lead generation team uses several sources to research information relevant to our marketplaces, which sources include news aggregators, trade journals, industry-specific websites and business reports on a global basis.

We organize our sellers into two distinct groups: full-service sellers, and self-directed sellers. We base our approach on our experience in understanding and serving the unique needs of each type of seller:

- *Full-service sellers.* These sellers require an end-to-end solution, using a combination of our industry-focused sales team and our value-added services to create a comprehensive, scalable solution tailored to their needs.
- *Self-directed sellers.* These sellers are offered a turn-key solution enabling them to self-direct the sale of their assets on our marketplaces by accessing tools and resources to optimize their net recovery.

Our sales personnel receive salary and performance-based commissions.

Marketing

We use a variety of online and traditional marketing strategies to attract and activate buyers to maximize the number of bidders participating in our e-commerce marketplaces as well as to support our sales team:

- *Buyer acquisition.* We utilize marketing automation and digital marketing, including paid search advertising, search engine optimization, affiliate programs and cross promotion to acquire new buyers. We supplement this online marketing with special event print media, classified advertisements, and selected direct mail campaigns. Public relations campaigns, participation in trade shows, and speaking engagements also complement our overall buyer acquisition efforts.
- *Buyer participation.* We use many tools to increase buyer participation, including: targeted opt-in e-mail newsletters that provide content based on the buyer's stated categories of interest and past bidding or transaction activity; special e-mail alerts highlighting specific products of interest; personalized recommendation engines; and convenient search tools that enable a buyer or prospective buyer to find desired items on our e-commerce marketplaces.
- *Market research.* In order to better target buyers by industry segment, geographic location, or other criteria, our marketing department continually gathers data and information from each of the buyer segments we serve. In addition, the marketing department conducts regular surveys to better understand buyers' behavior and needs. We have adopted a privacy policy and have implemented security measures to protect this information.
- *Sales Support.* Our marketing department employs a robust demand generation program, creates documentation and research to support our sales team in presenting our Company to potential sellers, including sales brochures and white papers, and participates in selected trade shows.

All marketing activities are evaluated based on the level of auction participation in our marketplaces, the cost to acquire new participants, and the cost effectiveness of each action.

Technology and IT Infrastructure

As digital transformation accelerates globally, sellers are searching for partner solutions that enable them to move faster and generate maximum recovery with minimal investment. Buyers search for marketplaces that enable them to locate the assets they need and transact in an efficient and secure manner, regardless of device. Our online marketplaces serve as the trusted platform for facilitating the seamless exchange of goods and payment between buyers and sellers of surplus assets. Our technology systems and committed teams enable us to automate and streamline many of the manual processes associated with finding, evaluating, bidding on, paying for, and shipping surplus assets, retail returns and overstocks, and foreclosed real-estate. The technology and content behind our marketplaces and integrated value-added services consists of a combination of proprietary technologies augmented with capabilities provided by specialized service providers. This combination enables our ability to rapidly enhance the core marketplace experience, in response to the specific needs of our buyers and sellers. Our infrastructure provides:

- Efficient channels to sell online through a variety of pricing mechanisms (standard auction, sealed bid, make an offer, fixed price, and a combination of fixed price and auction);

- A scalable back office that enables buyers and sellers to efficiently manage transactions among remote business users by utilizing account management tools, including payment collection, invoicing management, shipping, and transaction settlement; and

- An input/output agnostic platform, including Application Programming Interfaces or other conduits that enable us to scale and integrate seamlessly with partners of all sizes, from single asset sellers to Fortune 500 enterprises.

We have designed our websites and supporting infrastructure to leverage the full power of the leading cloud providers. Our services leverage the scale and power of Amazon Web Services and Microsoft's Azure Public Cloud platforms enabling us to efficiently respond to increased traffic. Our applications are designed with resiliency and fault tolerance in mind. We have experienced no financially material service interruptions on our e-commerce marketplaces.

In October 2023, we successfully migrated the GovDeals.com marketplace to our latest state-of-the-art modernized platform, giving our buyers the best buying experience. This new user experience leverages the knowledge we gained developing AllSurplus.com with the 20+ years of operating GovDeals.com. The net result is a consolidated, scalable platform that couples an enhanced and accessible user experience with state-of-the-art site search, navigation, and product recommendations. This engine is powered by a combination of artificial intelligence (AI) and machine learning (ML) algorithms which enable our buyers to locate the assets they desire in a more efficient manner.

We devote substantial resources to the continuous improvement of our technology and IT infrastructure which allows us to continually deliver value to our buyers, sellers, and employees. We believe that the combination of proprietary technology coupled with public cloud flexibility, creates a competitive advantage as the solutions can be tailored to the unique requirements of each selling channel and customer need.

In fiscal year 2024, we continued to expand the capabilities of our flagship e-commerce platform, which powers both AllSurplus.com and GovDeals.com, enabling multiple user experience and back-office improvements. We introduced text messaging (SMS) for outbid notifications, driving an increased response rate. In addition, we expanded support for our resellers through a branded microsite experience paired with a reseller directory.

Our retail business unit benefited from the efficiency gains provided by the release of our Single Item Receiving tool. This capability offers our warehouse operations team the ability to quickly receive mixed pallets, decompose them to individual units, identify these items and then sort them to the channel that will maximize the recovery of the items. For those being sold direct to consumer, the Single Item Receiving tool provides the product attributes and stock imagery required to list a product across multiple marketplaces. Other enhancements include multiple content management and navigation features on Liquidation.com.

Our core back-office infrastructure is flexible by design. We are a remote-first work organization. The cloud-based, flexible infrastructure has enabled our operations to continue, uninterrupted, in a variety of working models, including fully remote, on-site, and

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hybrid. This flexibility affords us the ability to recruit and retain outstanding talent and to service our customers' needs regardless of location.

Our customers are increasingly looking to our solutions to facilitate robust recovery for their assets, regardless of industry or location. We continue to develop intelligent solutions for our customers that facilitate rapid and secure transactions between buyer and seller, whether they are in the same town or across the globe. Our goal is to lead the industry in several distinct areas over the long term, which we expect will translate to sustained growth. We are investing significant resources in:

- Our marketplace user experiences;

- Upgrading our sellers tools to be fully mobile-responsive;

- Developing industry-specific asset upload templates making it easier to sell on our marketplaces; and

- Leveraging generative AI and other automation technologies to create efficiencies across the enterprise.

Our future growth depends on our continued ability to execute these priorities.

Data, Insights and Services

Robust data and analytics are critical to powering a modern customer experience and maximizing the potential of our sales force. We invest in contextual data and analytics to generate sales leads, attract and retain buyers, and to optimize our marketing communication. The combination of our internal analytics and marketing technology enables our team to contact the right person, at the right time, with the right message to ultimately drive the bidding activity needed to maximize recovery.

Cybersecurity and Data Privacy

The protection of our clients' data, our brand, and our systems is of utmost importance. We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security and we employ robust cybersecurity and data privacy programs. Refer to Part I, Item 1C. *Cybersecurity* of this Annual Report on Form 10-K for further discussion of our cybersecurity and data privacy risk management and governance processes.

Operations

Supporting large organizations that have a recurring need to sell surplus assets requires systematic processes to enhance the financial value and convenience received by our sellers. We believe we have integrated the required operational processes into our solution to efficiently and to effectively support our buyers and sellers. Our operations group comprises three functions as follows:

Buyer relations

Our buyer relations group supports the completion of buyer transactions by managing the buyer registration and qualification process, answering questions and requests from buyers, collecting buyer payments, and resolving disputes. Our websites contain extensive information about buying through our e-commerce marketplaces, including an online tutorial regarding the use of our marketplaces, answers to frequently asked buyer questions, and an indexed help section. Buyers can contact a buyer support service representative by live chat and e-mail or phone if they need additional support.

Shipping logistics

Our shipping logistics group manages and coordinates inbound and outbound shipping of merchandise for sellers and buyers of our Retail services. We offer, as part of our value-added services, integrated shipping services using multiple vetted and pre-qualified carrier partners. In addition, our shipping coordinators monitor the performance and service level of our network of carriers to help ensure speed and quality of service.

Warehouse network and field service operations

Our warehouse network and field service operations groups perform selected pre-sale and post-sale value-added services across our network of warehouses and at seller locations globally. These activities include unloading, manifesting and reporting discrepancies for all received assets and sales preparation of offered assets, including merchandising and organizing offered assets, writing product descriptions, capturing digital images and/or video and providing additional optional value-added services such as returns management (RM) services, return to vendor (RTV) services and product delabelling, data cleaning/wiping, testing, refurbishment and repackaging. Our warehouse network and field service operations personnel also arrange the outbound shipping or pick-up of purchased assets for our buyers.

Competition

The online services market for auctioning or liquidating surplus assets is competitive and growing rapidly. We compete with:

- other e-commerce platforms;
- auction, reverse auction, and direct sale websites;
- government agencies that have created websites to sell surplus assets; and
- traditional liquidators and fixed-site auctioneers.

In our marketplaces for surplus assets, we compete with a variety of online, mobile, and offline channels. These include, but are not limited to, e-commerce providers, B2B online marketplace platforms, auction websites, retailers, distributors, liquidators, import and export companies, auctioneers, and government agencies that have created websites to sell surplus. As our product offerings continue to broaden into new categories of surplus items, we expect to face additional competition from other online, mobile, and offline channels.

Our markets may become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment, and remarketing of surplus assets. In addition, manufacturers, retailers and government agencies may create their own websites to sell their own surplus assets and those of third parties.

Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. In addition, new and enhanced technologies, including search, web and infrastructure computing services, artificial intelligence, digital content, and electronic devices, may increase our competition. The Internet facilitates competitive entry and comparison shopping, and increased competition may reduce our sales and profits.

Our Vendor Contracts with Amazon.com, Inc.

We have multiple vendor contracts with Amazon.com, Inc. under which we acquire and sell commercial merchandise. While purchase-model transactions account for less than 20% of our total GMV, the cost of inventory for purchase model transactions is the most significant component of our consolidated Costs of goods sold. $12.2 million and $5.8 million of inventory purchased under such contracts with Amazon.com, Inc. is included in our Inventory balances on our Consolidated Balance Sheets as of September 30, 2024 and 2023, respectively. Our vendor contracts with respect to sourcing or consigning merchandise for our RSCG segment generally reflect the concentration dynamics inherent to the retail industry.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. The growth and demand for e-commerce has resulted in and may continue to result in more stringent consumer protection laws and data privacy laws that impose additional compliance burdens on e-commerce companies. In particular, we continue to address changes in state, federal and international privacy laws and regulations, including the General Data Protection Regulations (GDPR) in the European Union. Many jurisdictions also regulate "auctions" and "auctioneers" and may regulate online auction services. These consumer protection laws and regulations could cause substantial compliance costs and could interfere with the conduct of our business.

Intellectual Property

We regard our intellectual property, particularly domain names, copyrights, and buyer database trade secrets, as critical to our success. We rely on contractual restrictions and copyright and trade secret laws to protect our proprietary rights, know-how, information, and technology. We currently are the registered owners of several Internet domain names, including www.liquidation.com, www.govdeals.com, www.allsurplus.com, www.secondipity.com, www.machinio.com, www.machineryhost.com, and www.bid4assets.com. We pursue the registration of our domain names in the U.S. and internationally. We have no patents or registered copyrights. Effective patent, copyright, trademark, service mark, trade secret, and domain name protection are expensive to maintain and may require litigation to enforce.

Human Capital Management

To achieve our goal to build the world's leading marketplace for surplus assets to benefit buyers, sellers, and the planet, it is crucial that we attract, develop, and retain employees who deliver outstanding performance. We strive to make Liquidity Services a rewarding place to work by promoting diversity based on experiences, perspectives and skills. As of September 30, 2024, our number of employees by region were as follows:



We also utilize temporary workers to augment staffing during peak business cycles and to fill certain open positions on a temporary basis.

Importance of our Employees

We believe our employees are key to achieving our business goals and growth strategy. Our human capital objective is to attract, retain, develop, and motivate talented employees. We use online search tools, specialized recruiting firms, employee referral programs, job postings on various media platforms, and university recruiting to identify and attract talented candidates. By leveraging the variety of experiences, skills and perspectives inherent in a diverse workforce, we aim to improve our problem-solving abilities and bring innovative solutions to a wider range of clients and customers.

Health and Well-Being

We value the health and well-being of our employees and provide generous benefit options to our employees and their families. Our plans are designed to enhance employee wellness by focusing on health, financial security, life, and learning. Our health benefits include multiple medical plans, dental and vision coverage, and paid parental leave. In the U.S., we pay a significant portion of the benefit premiums related to our health benefits. Employees are offered certain benefits at no charge to them or their families, e.g., Life and AD&D insurance, short- and long-term disability insurance, and Health Savings Account contributions. The financial security benefits program includes a 401(k) plan with discretionary employer match and access to health savings accounts and health and dependent care flexible spending accounts. We provide a range of insurance products and employee assistance programs. Internationally, we also offer

a variety of benefit plans customized to reflect local conditions. Our learning and development programs include tuition support for employees and a global training and development program that focuses on building technical skills and leadership development, as well as training in various topics including cybersecurity, anti-harassment, ethics, and regulatory compliance.

Culture and Community

The Company's culture is rooted in our core values and aligned to the Company's strategic framework. Our culture expresses our expansive vision and fervor for community and collaboration and is honed by the following core values:


Integrity - Our partners and colleagues know they can trust us to always keep our promises, be transparent, and adhere to the highest ethical standards.
Customer Focus - Buyer and seller satisfaction are key to our continued success. We seek to exceed our customers' expectations every day.
Continuous Improvement - We embrace change and are motivated to constantly improve our individual and collective performance.
Innovation - We continually seek out, develop, and implement new ideas to enhance our position as industry leader.
Mutual Trust and Accountability - Our collaborative environment values open communication, mutual respect, teamwork, and acknowledging our successes and failures.
Shared Success - Everyone in our organization acts as leaders with a shared sense of pride in our accomplishments.
Doing Well and Doing Good - By continuing to positively impact our clients and the environment, we make Liquidity Services a rewarding place to work.
We make a difference by our words and actions in our Company, our community, and our world.

We reinforce, monitor, and assess our culture through a variety of programs which include performance management, succession planning, and employee engagement surveys, all of which serve to further our human capital objectives. Each of our team members is part of our global initiative to make a difference in the communities where we live and work. We engage with our local communities across the globe supporting community outreach, disaster relief, zero-waste initiatives, youth mentoring, military families and veterans, and access to higher education.

Flexible Workspace

We are a remote-first work environment. We are committed to allowing flexibility in our workplace to promote high performance and retention while also continuing to meet customer and business needs.

Sustainability Efforts

At our core, Liquidity Services strives to benefit businesses, communities, and the environment through our marketplaces which enable the continued use of surplus assets that may otherwise end up in landfills. These efforts extend to our employees as well, where our remote work structure for applicable employees has enabled lower expended energy and emissions from both transportation-related activities and operations across our real estate portfolio.

Available Information

Our proxy statement, annual, quarterly, and current reports, as well as amendments to those reports and other information, are provided free of charge on our website at www.investors.liquidityservices.com, as soon as reasonably practicable after we electronically file these

materials with or furnish them to, the Securities and Exchange Commission (the SEC). We use our website as a channel of distribution for material Company information. We post important information, including news releases, analyst presentations, investor presentations, and financial information regarding the Company at www.liquidityservices.com and www.investors.liquidityservices.com.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. These statements are only predictions. The outcome of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include but are not limited to, statements regarding the Company's business outlook; anticipated economic and operational impacts as a result of global macro-trends and events; the migration of our retail marketplace to our core e-commerce technology platform; expected future effective tax rates; trends and assumptions about future periods, the numerous factors that influence the supply of and demand for used equipment; economic and other conditions in local, regional and global sectors; and those listed in Part I, Item 1A (Risk Factors) and in our other filings with the SEC from time to time. You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements apply only as of the date of this Annual Report on Form 10-K and are expressly qualified in their entirety by the cautionary statements included in this document. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Use of Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report on Form 10-K concerning our industry and the markets in which we operate, including our general expectations about our industry, market position, market opportunity, and market size, is based on data from various sources including internal data and estimates as well as third-party sources widely available to the public such as independent industry publications, government publications, reports by market research firms, or other published independent sources and on our assumptions based on that data and other similar sources. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management's understanding of industry conditions, and such information has not been verified by any independent sources. This data involves several assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market, industry, and other information included in this Annual Report on Form 10-K to be the most recently available and to be generally reliable, such information is inherently imprecise and we have not independently verified any third-party information or verified that more recent information is not available. The information in any such publication, report, survey, or article is not incorporated by reference in this Annual Report on Form 10-K.

Item 1A.   Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 10-K, including the consolidated financial statements and related notes thereto, before making an investment decision regarding our common stock. If any of the following risks occur, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks and uncertainties described below are not the only significant risks we may face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

<u>**Business and Operating Risks**</u>

The success of our business depends on our ability to source a sufficient supply of assets from sellers to attract and retain active professional buyers, who in turn attract more sellers.

Our ability to increase our revenue and earn profits depends on whether we can successfully retain existing sellers, attract new sellers, expand the supply of assets available for sale on our e-commerce marketplaces and, at the same time, attract and retain active qualified buyers to purchase the assets in the categories we sell. Our ability to attract enough quantities of suitable assets and buyers with suitable interests in those assets will depend on various factors, some of which are out of our control. These factors include our ability to: offer sellers liquid marketplaces for their assets; offer buyers desirable assets; develop and implement effective seller and buyer marketing strategies; comply with regulatory and commercial seller requirements affecting marketing and disposition of certain assets; efficiently catalog, handle, store, ship, and track delivery of assets; and achieve high levels of seller and buyer satisfaction.

Failure to continue to offer competitive assets to the marketplace, to supply assets that meet applicable regulatory requirements, or to predict market demands for, or gain market acceptance of, such assets, would have a negative impact on our business, results of operations and financial condition.

If we do not respond to rapid technological changes or continuously upgrade our systems, we could fail to grow our business and our revenue could decrease.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce business, particularly those that attract and retain buyers and sellers. As an e-commerce company, we must continuously improve and upgrade our technology, transaction processing systems, and network infrastructure to allow our operations to grow in both size and scope. Without such continuous improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, assets, and enhancements. The e-commerce industry is rapidly changing. If competitors introduce new assets and services using new technologies, such as generative artificial intelligence (AI), or if new industry standards and practices emerge, our existing online marketplaces and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance our business will grow as a result. We may lack sufficient resources to continue to make the significant investments in information technology to compete with our competitors. If we fail to respond to technological change or to adequately maintain, expand, upgrade, and develop our systems and infrastructure promptly, our ability to grow and remain competitive could be limited and our revenue could decrease.

We may not realize the anticipated benefits from our continuing initiatives.

We expect that our continuing initiatives to increase our efficiency and productivity, the functionality of our marketplaces, and our cross-selling opportunities, will drive our scale and growth and have a positive effect on our business, competitive position, and results of operations over time. We cannot assure you that these initiatives will be beneficial to the extent, or within the timeframes, expected, or that the estimated efficiency, cost savings, and other improvements will be realized as anticipated or at all. If our initiatives are not implemented successfully and within budget, or if our systems do not perform in a satisfactory manner, it could disrupt or otherwise materially adversely affect our business and results of operations, as well as divert management resources.

The information technology and digital marketing improvements that are core to our strategy place a significant strain on our management, operational, financial and other resources.

We continue to decommission non-scalable legacy IT platform technology with modular technology including key modules for unified management of sellers and buyers, property handling, transaction processing and finance functions across our entire Company. Our AllSurplus marketplace is designed to provide our buyers with access to all of the property listed directly on AllSurplus as well as the GovDeals marketplaces, This provides our sellers with a common account experience, and simplifies our operations. We continue to expand our AllSurplus direct-to-consumer channel for returned and overstock inventory from retailers and manufacturers, which is referred to as AllSurplus Deals . Iterative information technology and digital marketing improvements require management time and resources to educate employees, redesign internal processes, and implement new ways of conducting business with our sellers and buyers. If we do not effectively manage improvements to our marketplaces, including digital marketing and data driven improvements or the timing, costs, and adoption by sellers and buyers, it could negatively affect our business and our operating results, as well as damage our reputation and our prospects. In addition, the dedication of resources to sustain, secure, and enhance our existing sites constrains the ability to undertake transformation initiatives focused on growth opportunities.

We have vendor contracts with Amazon.com, Inc. in our RSCG segment under which we acquire a significant portion of our purchased inventory, and a disruption in our relationship with Amazon could have a material adverse effect on our revenues and operating results.

We have multiple vendor contracts with Amazon.com, Inc., under which we acquire and then resell assets. $12.2 million and $5.8 million of inventory purchased under such contracts with Amazon.com, Inc. is included in our Inventory balances on our Consolidated Balance Sheets as of September 30, 2024 and 2023, respectively. If Amazon stopped selling inventory to us on acceptable terms or adversely changed the mix and quantity of the inventory that they make available to us for purchase, we likely could not procure alternative inventory from other vendors in a timely and efficient manner and on acceptable terms, or at all, which could have a material adverse effect on our revenue and operating results.

If we do not retain our senior management and other highly skilled employees, we may not achieve our business objectives.

Our future success, including our ability to successfully implement recent initiatives, depends substantially on the continued service of our senior management and other key personnel, particularly William P. Angrick, III, our Chairman and Chief Executive Officer. We do not have key-person insurance on any of our officers or employees. Losing any member of our existing senior management team could damage key seller relationships, result in the loss of key information, expertise, or know-how, lead to unanticipated recruitment and training costs, and make it more difficult to operate our business and achieve our business goals. Our future success also depends on our ability to continue to attract, retain, and motivate highly skilled employees, particularly employees with technology, sales, marketing, operations, and administrative technical expertise. Competition for employees in our industry is intense. We have experienced occasional difficulty in attracting personnel to support the growth of our business, and we may experience similar difficulties in the future. If we cannot attract, assimilate, and retain employees with the skills we require, we may not grow our business and revenue as expected and we could experience increased turnover, decreased levels of buyer and seller service, low morale, inefficiency or internal control failures.

We must also attract, train, and retain a large and growing number of qualified employees in our RSCG warehouses while controlling related labor costs and maintaining our core values. Our ability to control labor and benefit costs is subject to numerous internal and external factors, regulatory changes, prevailing wage rates, and healthcare and other insurance costs. We compete with other retail and non-retail businesses for these employees and invest significant resources in training and motivating them. We may not be able to attract or retain highly qualified employees in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

We face intense competition.

Our businesses operate in intensely competitive markets. We have many competitors in different industries, including the online services market for auctioning or liquidating surplus assets and retail markets. Competitive pressures could affect our ability to attract and retain buyers and sellers, which could decrease our revenue and negatively affect our operating results.

Some of our current and potential competitors have longer operating histories, larger seller and buyer bases, greater brand recognition and greater financial, marketing, and other resources than we do. They may devote greater financial resources to marketing and promotional campaigns, secure better terms from sellers and vendors, adopt more aggressive pricing or inventory availability policies, or devote substantially more resources to technology and infrastructure than we do.

Several of our competitors have upgraded aspects of their core information and marketing technology stacks. This heightened focus on e-commerce has increased the competition we face. If this competition continues to intensify, it may become progressively more difficult to attract enough buyers and sellers to our marketplaces to sustain growth without significant increases in resources.

In some geographies, we have competitors that may have a better understanding of local culture, commerce, and market dynamics. We increasingly may compete in other geographies with local competitors that have advantages we do not, such as a greater ability to operate within the local regulatory and political environments.

In addition, we may face competition from certain of our retail clients and smaller actors. For example, a retail client may invest in its warehouse operational capacity to handle higher volumes of online returns which may cause such retailer to send us a reduced volume of returned merchandise or a product mix that is lower in value due to the removal of high value returns. Furthermore, a smaller competitor may achieve scale by means of competitive advantage over our company, resulting in their ability to directly compete with us for the same source of inventory that we currently acquire.

If our strategy to compete against our many competitors is not effective, we may lose market share and our financial condition, results of operations, and long-term earnings growth may be negatively affected.

Our operating results depend on our websites, network infrastructure, and transaction processing systems, and our software runs on public clouds. Service interruptions or system failures could negatively affect the demand for our services and our ability to grow our revenue.

Any system interruptions that affect our websites or our transaction systems could impair the services we provide to our buyers and sellers. Our systems rely on the availably and scalability of the public cloud providers in which they are hosted. these systems may be vulnerable to damage from a variety of other sources, including: damage to, or failure of, our computer software or hardware, or our connections to, and outsourced service arrangements with, third parties; failure of, or defects in, the third-party systems, software, or equipment on which we rely to access our hosted systems and other systems; errors in the processing of data; computer viruses, malware, or software defects; physical or electronic break-ins, sabotage, distributed denial of service, or DDoS, penetration attacks, intentional acts of vandalism, and similar events; and telecommunications failures, power outages, pandemics, political unrest, malicious human acts, and natural disasters.

Improving the reliability and redundancy of our systems may be expensive or reduce our margins and may not be successful in preventing system failures.

Our ability to provide services depends substantially on systems provided by third parties, over whom we have little control. We have occasionally experienced interruptions to our services due to system failures. Any disruption to the third-party data centers we utilize, interruptions or failures of our systems or our ability to communicate with third-party systems could negatively affect the demand for our services and our ability to grow our revenue.

Many of our information technology systems consist of outsourced, cloud-based infrastructure, platform, and software-as-a-service solutions not under our direct management or control. Any disruption to either the outsourced systems or the communication links between us and the outsourced supplier could negatively affect our ability to operate our websites or our transaction systems and could impair our ability to provide services to our buyers and sellers. We may incur additional costs to remedy the damages caused by these disruptions.

Our inability to use software licensed from third parties, open-source software, SAAS, and PAAS offerings under current license or contractual terms could interfere with our proprietary rights thereby disrupting our business.

We use a combination of licensed and open-source software, software as a service (SAAS), and platform as a service (PAAS) offerings from multiple third parties. We use, among others, the following: [Akamai, Algonomy, Amazon Web Services, Google, Postmark, HubSpot, Jenkins, LeaseQuery, Liferay, Microsoft Azure and Microsoft 365, MuleSoft, MySQL, Oracle Fusion, and various Linux distributions, and we may use additional open-source software. Licenses to third-party software may not continue to be available on terms that are acceptable to us, or at all.

Our inability to use third-party software or to enter into agreements on acceptable terms with providers of cloud-based solutions could cause disruptions to our business, or delays in developing future services or enhancements of existing services, which could impair our business. In addition, the terms of certain open-source software licenses may require us to provide modified versions of the open-source software or any proprietary software that we develop that incorporates all or a portion of the open-source software to others on unfavorable license terms consistent with the open-source license term. If we must license our proprietary software under the foregoing, our competitors and other third parties could obtain access to our intellectual property, which could harm our business.

Certain aspects of our marketing technology depend on third parties over whom we have no control.

Obtaining organic search engine traffic from Google is a significant traffic driver for our marketplaces. If Google modified the search engine algorithms that control our page rankings, we may experience a significant negative impact on the traffic coming to our marketplaces. A decrease in traffic would reduce the number of new buyers and sellers on our marketplaces and could harm our business.

Additionally, our marketing technology relies heavily on our ability to track our promotional campaign performance across marketing channels (i.e., email, search engines, social media, and third-party banner ads). If industry leading software browsers, such as Google Chrome, Microsoft Edge, or Apple Safari, disable user analytics tracking or other similar capabilities, our ability to track our promotional campaign performance could be affected, which could in turn prevent us from fully optimizing the marketing spend associated with our promotional campaigns. Like many other e-commerce marketplaces, Apple's recent upgrades to provide greater transparency as to Identifier for Advertisers (IDFA) has, with respect to some categories of assets, made it harder and more expensive for us to target customers with an interest in purchasing those categories of assets.

We are required to maintain the privacy and security of personal and business information amidst multiplying threat landscapes and in compliance with privacy and data protection regulations globally. Failure to do so could damage our business, including our reputation with sellers, buyers, and employees, cause us to incur substantial additional costs, and make us subject to litigation and regulatory action.

Increased security threats and more sophisticated cyber misconduct pose a risk to our e-commerce marketplaces, information technology systems, networks, and services. We rely upon IT systems and networks, some of which are managed by third parties, in connection with virtually all of our business activities. Additionally, we collect, store and process information relating to our business, sellers, buyers, and employees. Operating these IT systems and networks, and processing and maintaining this data, in a secure manner, is critical to our business operations and strategy. Losing confidential seller or buyer information could also expose us to the risk of liability and costly litigation. In addition, if there is any perception that we cannot protect our users' confidential information, we may lose the ability to retain existing, and attract new, sellers and buyers, and therefore our revenue could decline.

Threats designed to gain unauthorized access to systems, networks and data, both ours and third parties with whom we work, are increasing in frequency and sophistication. New developments in the fields of AI, machine learning, and robotics may create new vulnerabilities and cybersecurity risks, and remote work has also increased the possible attack surfaces. These threats pose a risk to the security of our systems and networks and the confidentiality, integrity, and availability of our data. Cybersecurity incidents may range from random attempts to coordinated and targeted attacks, including sophisticated computer crimes and advanced persistent threats. Phishing attacks have also emerged, including as vectors for ransomware attacks, which have increased in breadth, frequency, and sophistication for the Company. In addition, it is possible that our IT systems and networks, or those managed by third parties such as cloud providers or suppliers that otherwise host confidential information, could have vulnerabilities, which could go unnoticed for a period of time. The actions and controls we and our third-party service providers have implemented and are implementing, may not be sufficient to protect our systems, information, or other property. We currently expend, and we may be required to expend in the future, significant additional capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Moreover, cybersecurity has become a high priority for legislators and regulators. The SEC adopted rules that require us to provide greater disclosures around cybersecurity risk management, strategy and governance, as well as to disclose the occurrence of material cybersecurity incidents. If we fail to comply with the relevant laws and regulations, we could suffer financial loss, a disruption of our business, liability to investors, regulatory intervention and/or reputational damage. We cannot predict or estimate the amount of additional costs we will incur to comply with these rules or the timing of such costs. Our insurance coverage may be inadequate to compensate us for any related losses we incur.

An interruption in the operations of our buyer and seller support service system or our warehouses could significantly harm our business and operating results.

Our business depends, to a large degree, on the provision of effective support services to our buyers and sellers, and on effective warehouse operations (including leased commercial warehouse space). These operations could be harmed by several factors, including any material disruption or slowdown at our network of warehouses resulting from labor disputes, changes in the terms of our underlying lease agreements, telecommunications failures, power or service outages, human error, terrorist attacks, natural disasters, government mandated business closures, and shelter-in-place guidelines designed to contain the spread of epidemic or pandemic disease or other events.

If we fail to accurately predict our ability to sell assets in which we take inventory risk and credit risk our margins may decline.

Under our purchase transaction model, we purchase assets and assume the risk that the assets may sell for less than we paid for them. We assume general and physical inventory and credit risk with respect to these assets. These risks are especially significant because some of the goods we purchase and resell on our websites are impacted by rapid technological change, obsolescence, and price erosion, and because we sometimes make large purchases of particular types of inventory or industrial equipment when manufacturing facilities or campuses close. In addition, we do not typically receive warranties on the assets we purchase and, as a result, we must resell or dispose of any returned goods on an as-is basis, which limits the types of buyers willing to purchase our assets. To manage our inventory successfully, we must maintain enough buyer demand to sell assets for a reasonable financial return. We may overpay for the acquired assets if we miscalculate buyer demand or if the acquired assets are not as desirable as we predicted. If assets are not attractive to our buyer base, we may have to take significant losses resulting from lower sale prices, which could reduce our revenue and margins.

Occasionally, in our CAG segment, we make very significant inventory acquisitions, such as the purchase of semi-conductor and oil and gas equipment, and biopharma and metal-working machinery, for later resale on our energy and industrial marketplaces. We plan to continue to opportunistically make such acquisitions. To satisfy local laws and regulations, maximize returns, or effectively manage our operational cash flows, among other business factors, we may acquire inventory in partnership with one or more third parties. In these partnership arrangements, the Company works with one or more third parties to maximize the return on the assets being sold, while utilizing the competitive advantages of all partners involved. The risks described above are heightened in these inventory acquisition transactions due to their size and, at times, the limited market for the assets we acquire. Obtaining financing to fund such acquisitions will increase our costs, which will decrease any profits we receive from the sale of the acquired assets.

As we grow our business, we may increase the assets we purchase directly from sellers, resulting in increased inventory levels and related risks, including increased risk of losses on the sale of the inventory acquired. Any such increase would require the use of additional working capital and any funds so used would not be available for other purposes.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

Our prior operating results have fluctuated due to changes in our business and the e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to many factors, including factors beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may, among others, affect our quarterly operating results include the following:

- our ability to increase sales to existing buyers, attract and retain new buyers, and satisfy buyer demands;

- our ability to retain and expand our base of sellers;

- entry into, or the modification, termination, or expiration of, contracts;

- the volume, size, timing, and completion rate of transactions in our marketplaces, including variability due to the timing of large, project-based activities;

- changes in the supply and demand for and the volume, price, mix, and quality of our supply of surplus assets, including vehicles and real estate;

- introduction of new or enhanced websites, services, or product offerings by us or our competitors, which may affect our margins;

- implementation costs of new contracts, particularly those requiring custom integrations and value-added services;

- changes in our pricing policies or the pricing policies of our competitors;

- changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers' and sellers' priorities;

- the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events;

- fiscal policies or inaction at the U.S. federal government level that may lead to federal government shutdowns or negative impacts on the U.S. economy;

- event-driven disruptions such as war, terrorism, armed hostilities, disease, and natural disasters;

- changes in energy and commodities prices, including the timing and speed of recovery in energy sector macro conditions;

- seasonal patterns in selling and purchasing activity; and

- costs related to acquisitions of technology or equipment.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Our stock price has been volatile, and your investment in our common stock could decline in value.

Volatility in the global financial markets and other broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Other factors that could cause fluctuation in our stock price may include:

- actual or anticipated variations in quarterly operating results;

- changes in financial estimates by us or by a securities analyst who covers our stock;

- publication of research reports about our Company or industry;

- conditions or trends in our industry;

- stock market price and volume fluctuations of other publicly traded companies and, in particular, those whose business involves the Internet and e-commerce;

- announcements by us or our competitors of significant contracts (or the amendment or loss of such contracts), acquisitions, commercial relationships, strategic partnerships, or divestitures;

- announcements by us or our competitors of technological innovations, new services or service enhancements;

- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- the passage of legislation or other regulatory developments that adversely affect us, our sellers or buyers, or our industry;

- additions or departures of key personnel;

- sales of our common stock, including sales of our common stock by our directors and officers or specific stockholders; and

- general global economic and/or political conditions and slow or negative growth of related markets.

Volatility in the market price of shares may prevent investors from being able to sell their shares of common stock at prices they view as attractive. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

The seasonality of our business places increased strain on our operations.

We experience seasonality in each portion of our business at various times during the year. As a result, we expect a disproportionate number of transactions on our marketplaces to occur at certain times during the year. If we cannot effectively manage increased demand, or the increased flow of goods we typically experience during these times, it could adversely affect our revenue and our future growth. If too many buyers and sellers access our websites within a short period of time due to increased demand, we may experience system interruptions that make our websites unavailable or prevent us from providing efficient service, which may reduce our financial and operational results and the attractiveness of our value-added services. In addition, we may not or may be unable to adequately staff our network of warehouses during these peak periods. If we cannot staff warehouses adequately, we may not be able to process assets quickly enough which, in turn, could mean dissatisfaction of sellers or increased third-party storage costs and reduced profitability.

If we fail to identify, finance, and integrate acquisitions, our future operating results may be materially adversely affected.

Our ability to successfully integrate the acquired businesses and operations with our existing businesses plays a significant role in realizing the anticipated benefits of any acquisitions. The integration process could cause the loss of key employees, buyers, sellers, or other vendors, increase our operating or other costs, decrease our profit margins, disrupt our other businesses, or divert management's attention and Company's resources from our existing businesses. If, as a result of these or other integration risks, we cannot achieve our acquisition objectives in a cost-effective and timely manner, we may not realize the anticipated benefits of the acquisition, or it may take us longer to realize the benefits of the acquisition than we expect. Any failure to timely and cost-effectively realize the anticipated benefits of the acquisition could have a material adverse effect on our revenues, expenses, and operating results

Acquisitions could cause dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill, and substantial amortization expenses of other intangible assets. We may not obtain any required acquisition financing on favorable terms, or at all, which could make it impossible or costlier to acquire other businesses. If we can obtain financing, the terms may be onerous and restrict our operations. Further, certain acquisitions may be subject to regulatory approval, which can be time-consuming and costly to obtain, and the terms of such regulatory approvals may impose limitations on our ongoing operations or require us to divest assets or lines of business. Additionally, businesses that we acquire outside the U.S. may present unique challenges or increase our exposure to risks associated with foreign operations, including foreign currency risks and risks associated with local regulatory regimes.

We have expanded our business in part through acquisitions such as that of Sierra Auction Management, Inc. (Sierra Auction) in January 2024. We may continue to do so. The success of any future growth strategy involving acquisitions will depend on our ability to identify, and the availability of, suitable acquisition targets. We may incur costs, perhaps significant costs, in connection with evaluating a potential acquisition but may be unable or unwilling to consummate the proposed transaction for various reasons.

Our international operations expose us to several risks.

Our international activities are significant to our revenues and profits, and we may continue to expand internationally, including through acquisitions, organic growth and through joint ventures or strategic alliances with third parties. We are required to comply with the laws of the countries or markets in which we operate. In addition, because our services are accessible worldwide and facilitate the sales of goods and provide services to users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws based on the location of our servers, or one or more of our users, or location of the assets or service being sold or provided.

It is costly to establish, develop, and maintain international operations and websites, and promote our brand internationally. Our international operations may not be profitable on a sustained basis or at all. In addition to the risks described elsewhere in this section, our international operations are subject to several risks, including:

- local economic and political conditions, or civil unrest that may disrupt economic activity in affected countries;

- government regulation of e-commerce and other services, competition, and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership;

- restrictions on sales or distribution of certain assets or services and uncertainty regarding liability for assets and services, including uncertainty because of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the enforcement of intellectual property rights;

- business licensing or certification requirements, such as for imports, exports, and web services;

- limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

- shorter payable and longer receivable cycles and the resultant negative impact on cash flow;

- laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, and restrictions on pricing or discounts;

- lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;

- lower levels of credit card usage and increased payment risk;

- different employee/employer relationships and the existence of works councils;

- compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting certain payments to government officials and other third parties;

- laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans, and taxes; and

- geopolitical events, including war and terrorism.

If we expand internationally through joint ventures or strategic alliances , we will also face counterparty risk in addition to the risks described above. If any counterparty to our joint ventures or strategic alliances is unwilling or unable to perform its obligations to us, we may not realize the benefits of such arrangements and we may experience material unanticipated problems, expenses, and liabilities.

Our international operations expose us to foreign exchange fluctuations that could harm our operations.

We conduct business in many countries around the world and receive fees and pay expenses (including salaries to our international workforce) in several different currencies despite reporting our financial results in U.S. dollars. As a result, our financial results are impacted by fluctuations in foreign currency rates. The results of our foreign subsidiaries are translated from the local currency to U.S. dollars for financial reporting purposes. For example, if the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated revenues and expenses will result in increased U.S. dollar denominated revenues and expenses. These factors and others may harm our business and our results of operations. In addition, currency exchange rates may negatively affect our results if we pay for inventory using a different currency than we receive when we sell the inventory.

We may need additional financing in the future, which may not be available on favorable terms, if at all.

We may need additional funds to finance our operations, as well as to enhance our services, acquire inventory for our businesses, fund initiatives, respond to competitive pressures, acquire complementary businesses or technologies, or otherwise support our growth. We may also require additional funds if vendors and other third parties from whom we purchase inventory, other goods or services extend less favorable credit terms to us. Our business may not generate the cash needed to finance such requirements. We currently maintain a Credit Agreement with Wells Fargo Bank, National Association (the Credit Agreement). Terms of the Credit Agreement provide for revolving loans (the Line of Credit) up to a maximum aggregate principal amount of $25.0 million with a $10.0 million sublimit for standby letters of credit, access to which expires on March 31, 2026. As of September 30, 2024, the Company had no outstanding borrowings under the Line of Credit and had $7.5 million of standby letters of credit outstanding. The amount of standby letters of credit are reserved against the Line of Credit and are not available for borrowing, resulting in $17.5 million of remaining borrowing capacity under the Line of Credit as of September 30, 2024. We are able to issue standby letters of credit for various purposes, including the facilitation of transactions with vendors or other counterparties. If our access to the Credit Agreement is reduced or if vendors or other counterparties change their transacting requirements, we could face higher costs and challenges in managing our working capital effectively, which may adversely affect our operations and financial condition.

Although we have this existing Credit Agreement from which we may draw funds, there may be situations in which we seek funding through other sources. Further, upon expiration of this line of credit facility, commercial terms for subsequent credit facilities (such as the borrowing amount, interest rates, or related terms) may no longer be favorable to the Company. If, alternatively, we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities may have rights, preferences, or privileges senior to those of our common stock.

Additionally, the general economic and capital market conditions in the United States and other parts of the world can deteriorate significantly, limiting access to capital and increasing the cost of capital. A large degree of economic uncertainty remains both domestically and abroad, which can adversely affect access to capital, and the cost of capital. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund strategic initiatives, respond to competitive pressures, take advantage of business opportunities, or grow our business would be limited, and we might need to restrict our operations and initiatives.

Global economic conditions, including those from macro-trends and global events, may harm our business and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments, downturns, and global health crises or pandemics may harm us, including due to disruptions or restrictions on our employees' ability to work and travel. The United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, labor shortages, labor unrest, pandemics, natural disasters, supply chain disruptions, inflation, and overall uncertainty with respect to the economy, including with respect to tariff and trade issues.

Ongoing armed conflicts around the world, such as the invasion of Ukraine by Russia and recently, the conflict in and adjacent to Israel, could create or exacerbate risks facing our business. The Russia-Ukraine conflict specifically results in numerous countries, including the United States, imposing significant new sanctions and export controls against Russia, Russian banks, and certain Russian individuals. These armed conflicts have resulted and could continue to result in, disruptions to trade, commerce, pricing stability, and/or supply chain continuity, in both Europe and globally, and has introduced significant uncertainty into the global markets. If global economic conditions remain uncertain or deteriorate further, particularly to the extent such conflicts escalate to involve additional countries, we could see potential scenarios having a material adverse effect on our business such as a reduction in the ability of international buyers and sellers to conduct business due to travel restrictions impacting the ability of: sellers and their agents to travel to prepare assets for sale; buyers travelling to inspect assets; sellers and buyers completing international transactions requiring assets to cross export and import border control points; and the overall willingness of sellers and buyers to decommission capital assets and engage in cross-border transactions. Separately, any factors that reduce cross border trade or make such trade more difficult could harm our business. Increasing costs, such as increasing tariffs and trade wars between nations, may make international trade less profitable and adversely affect our global business.

We believe that other potential conflicts that could result in similar disruption could include a military conflict between mainland China and Taiwan, possible international intervention and sanctions, and the resulting potential disruption to the operations of our CAG and Machinio teams in China. Moreover, in addition to our operations, in the case of a military conflict between China and Taiwan, global manufacturers would likely lose access to advanced semiconductor chips and other products that are sourced from Taiwan. Such a conflict would also likely limit access to key Chinese ports and exporters due to both military actions and potential international sanctions, which would create significant disruption for a variety of industries that we serve that rely on supply chain in China.

Decreases in the supply of, demand for, or market values of surplus assets and real estate, could harm our business.

Our revenues could decrease if there was significant erosion in the supply of, demand for, or market values of surplus assets, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, surplus assets, and the circumstances that cause market values to fluctuate including, among other things, economic uncertainty, global geopolitical climate, disruptions to credit and financial markets, lower commodity prices, and our buyers' restricted access to capital. Recent economic conditions have caused fluctuations in the supply, mix, and market values of surplus assets available for sale, which has a direct impact on our revenues. In addition, price competition and the availability of surplus assets directly affect the supply of, demand for, and market value of such assets. For example, when the demand for used vehicles increases , the prices are also likely to increase, making it more costly for potential buyers to find suitable replacements for their existing vehicles. As a result, potential buyers may retain their existing vehicles for longer periods of time, further decreasing supply. These factors could impact the overall profitability of used vehicle sales on our marketplaces because although used vehicles are selling for higher prices, fewer vehicles are being sold. Climate change initiatives, including significant changes to engine emission standards applicable to certain types of assets, may also adversely affect the supply of, demand for, and market values of such assets.

Legal and Regulatory Risks

We face legal uncertainties relating to our technology systems and to the e-commerce industry in particular and may become subject to costly government regulation.

The laws and regulations related to the Internet and e-commerce are evolving. There are numerous federal, state, local and international laws, regulations, rules, industry codes of conduct, policies and standards regarding data privacy and security, including user privacy, freedom of expression, pricing, fraud, quality of assets and services, taxation, advertising, intellectual property rights, and information security. Any failure or perceived failure by us, or third parties with which we do business, to comply with applicable data privacy and security laws, regulations, rules, industry codes of conduct, policies, standards or other legal or contractual obligations, may result in, among other things, governmental or regulatory investigations, enforcement actions, regulatory or other fines, orders requiring that we change our practices, criminal compliance orders, claims for damages by affected individuals or litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us. Current and future laws and regulations could increase our cost of doing business and/or decrease the demand for our services.

Laws adopted prior to the advent of the Internet may not contemplate or address the unique issues of the Internet and related technologies and it is not clear how they may apply.

Our auction business may be subject to a variety of additional costly government regulations.

Many states and other jurisdictions have regulations governing the conduct of traditional "auctions," the liability of traditional "auctioneers" in conducting auctions and handling property by "secondhand dealers" which may apply to online auction services. In addition, certain states have laws or regulations that expressly apply to online auction services. We expect to continue to incur costs in complying with these laws and could be subject to fines or other penalties for any failure to comply with these laws. We may be required to make changes in our business to comply with these laws, which could increase our costs, reduce our revenue, cause us to prohibit the listing of certain items, or restrict certain listing formats in some locations, any of which may adversely affect our financial condition or operating results.

In addition, the body of law regarding the potential liability of an online auction service for the activities of its users is not clear. Users of our websites may not always comply with our terms and conditions or with laws and regulations applicable to them and their transactions. It is possible that we may be subject to allegations of civil or criminal liability for any unlawful activities conducted by sellers or buyers. Any costs we incur because of any such allegations, or because of actual or alleged unlawful transactions using our marketplaces, or in our efforts to prevent any such transactions, may harm our opportunities for future revenue growth. In addition, any negative publicity we receive regarding any such transactions or allegations may damage our reputation, our ability to attract new sellers and buyers, and our business.

In addition, if our sellers violate laws or regulations, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation, limit our growth, and negatively affect our business, prospects, financial condition, and results of operations.

If we violate privacy regulations, our business could suffer harm.

We are subject to regulation at the federal, state, and international levels relating to privacy and the use of third-party data, including personal user information and employee data. These statutory and regulatory requirements are evolving, increasing in complexity and number, sometimes conflicting, and may change significantly. How companies collect, process, use, store, share, or transmit personal and employee data is subject to increasing scrutiny by governments and the public, which could accelerate the adoption of additional legislation or regulations. New statutory or regulatory developments may restrict our ability to collect and use demographic and personal information from our buyers and our sellers, which could be costly or harm our marketing efforts. Further, there may be conflicts among the privacy and data protections laws adopted by the countries in which we operate. Judicial and regulatory application and interpretation of these statutory and regulatory requirements are often uncertain and may also limit our marketing efforts. Compliance with regulations regarding privacy, security, and protection of user and employee data, increased government or private enforcement, and changing public attitudes about data privacy, may increase the cost of growing our business and require us to expend significant capital and other resources. Our failure to comply with these federal, state, and international laws and regulations could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity, and other costs which could decrease our profitability.

Certain categories of assets sold on our marketplaces are subject to government restrictions.

We sell assets, such as scientific instruments, information technology equipment and aircraft parts, that are subject to export control and economic sanctions laws, among other laws, imposed by the United States and other governments. Such restrictions include the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and economic sanctions and embargo laws administered by the Office of the Foreign Assets Control Regulations. These restrictions prohibit us from selling property to (a) persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments or (b) countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. Such laws could become even more restrictive and cover a wider array of assets in the event of escalations of a conflict between China and Taiwan.

We may incur significant costs or be required to modify our business to comply with these requirements. If we are alleged to have violated these laws or regulations, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not true.

We may be subject to product liability claims if people or property are harmed by the assets we sell.

Some assets we sell through our e-commerce marketplaces may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may be the subject of product recalls or other actions. Our exposure to product liability claims may be increased if, for example, the manufacturers of the relevant assets do not have enough protection from such claims. Defense of any such actions could be costly and involve significant time and attention of our management and commitment of other resources, may cause us to incur monetary liabilities or penalties, and may require us to change our business in ways adverse to us. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on commercially reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us against product liability.

Unfavorable findings resulting from audit or investigation could subject us to a variety of penalties and sanctions, could negatively impact our future operating results, and could force us to adjust previously reported operating results.

Many of our sellers, including large commercial corporations and governmental entities, have the right to audit our performance under our contracts. Any adverse findings from audits or reviews of our performance could result in a significant adjustment to our previously reported operating results. The results of an audit could significantly limit the volume and type of assets made available to us, resulting in lower revenue and profitability. If such an audit uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions and we could suffer serious harm to our reputation. Government and law enforcement agencies may also investigate our activities under contracts with commercial businesses and governmental entities. If such an investigation alleges that we engaged in improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with government agencies. If, as the result of a government audit or investigation, or for any other reason, we are suspended or debarred from contracting with governments generally, or any specific agency, if our reputation or relationship with government agencies is impaired, or if any government otherwise ceases doing business with us or significantly decreases the amount of business it does with us, our revenue and profitability could substantially decrease.

Our operations are subject to extensive anti-corruption laws and regulations.

Due to the international scope of our operations, we are subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-corruption laws of other countries. These laws generally prohibit companies and their intermediaries from making

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improper payments or providing anything of value to improperly influence foreign government officials to obtain or retain business or obtain an unfair advantage. Global enforcement of these laws has increased substantially in recent years. Our practices and policies to promote compliance with such laws and regulations may not be effective and violations of anti-corruption laws or regulations by our employees or by intermediaries acting on our behalf may result in severe criminal or civil sanctions, disrupt our business, and adversely affect our reputation, business, and results of operations or financial condition.

Fraudulent activities involving our websites and disputes relating to transactions on our websites may cause us to lose sellers and buyers and hurt our ability to grow our business.

We periodically receive complaints of fraudulent activities of buyers or sellers on our marketplace, including disputes over the quality of goods and services, unauthorized use of credit card and bank account information and identity theft, credit chargebacks that are fraudulent in nature, potential breaches of system security, and infringement of third-party copyrights, trademarks and trade names or other intellectual property rights. From time to time, we have received complaints that our sellers or buyers trading in our marketplaces are alleged to have engaged in fraudulent or unlawful activity. In addition, we may suffer losses because of purchases paid for with fraudulent credit card data even though the associated financial institution approved payment. If a transaction is disputed, we may not be able to require users of our services to make required payments or to deliver promised goods. We also may receive complaints from buyers about the quality of purchased goods, requests for reimbursement or communications threatening or commencing legal actions against us. Negative publicity generated because of fraudulent conduct by third parties or failure to satisfactorily settle disputes related to transactions on our websites could damage our reputation, cause us to lose sellers and buyers and hurt our ability to grow our business.

Some provisions of our charter, bylaws, and Delaware law inhibit potential acquisition bids.

Our corporate documents and Delaware law contain provisions that may enable our Board of Directors to resist a change in control of our Company even if a change in control were to be considered favorable by you and other stockholders. These provisions include: a staggered Board of Directors; a prohibition on actions by our stockholders by written consent; limitations on persons authorized to call a special meeting of stockholders; the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and the requirement that Board of Director vacancies be filled by a majority of our directors then in office.

These provisions could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and may make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you may desire. In addition, our bylaws provide that the Delaware Court of Chancery will be the exclusive forum for certain types of legal action (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court within Delaware). This exclusive forum provision may limit the ability of our stockholders to challenge certain corporate actions in a judicial forum that such stockholders find favorable for disputes with the Company or our current or former directors or officers.

We may not adequately protect or enforce our intellectual property rights, which could harm our reputation and negatively affect the growth of our business.

We regard our intellectual property, particularly domain names, copyrights and buyer database trade secrets, as critical to our success. We rely on contractual restrictions and copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. Despite these protections, a third party could copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

We currently are the registered owners of several Internet domain names, including www.liquidation.com, www.govdeals.com, www.allsurplus.com, www.secondipity.com, www.machinio.com, www.machineryhost.com, and www.bid4assets.com. We pursue the registration of our domain names in the U.S. and internationally. We have no patents or registered copyrights. Effective patent, copyright, trademark, service mark, trade secret, and domain name protection are expensive to maintain and may require litigation to enforce. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Our competitors may adopt trade names or domain names similar to ours, impeding our ability to promote our marketplaces and possibly leading to buyer or seller confusion. In addition, we could face trade name, trademark, or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or confusion related to our marketplaces could damage our reputation and negatively affect the growth of our business.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

Third parties may assert that we have infringed their intellectual property rights in technology or otherwise based on our internally developed systems or use of licensed third-party technology to operate our online auction platform and related websites. Third parties also could assert intellectual property infringement claims against the parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, and/or delays in completion of sales. Furthermore, the outcome of a dispute may require us to change technology, develop non-infringing technology, or enter into royalty or licensing agreements. A switch to different technology could interrupt our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Incurring of any of these costs could negatively impact our operating results.

<u>General Risk Factors</u>

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results, and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report a report containing management's assessment of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not such internal controls are effective. Compliance with these requirements has resulted in, and is likely to continue to result in, significant costs and the commitment of time and operational resources. Recently completed initiatives, as well as other changes in our business (including initiatives to invest in information systems, transition particular functions to third-party providers, and acquire new businesses such as Sierra Auction) have necessitated, and will continue to necessitate, modifications to our internal controls. We cannot be certain that our design for internal controls over financial reporting, or any changes to be made, will enable management to determine that our internal controls are effective for any period. If we cannot conclude that our internal controls over financial reporting are effective, market perception of our financial condition and the trading price of our stock may be adversely affected, and seller and buyer perception of our business may suffer.

Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents, or by third parties with whom we work. Internal controls may become less effective over time because of, among other things, changes in conditions, failures to comply with our policies and procedures, or new business that strains our system of internal controls.

Changes in accounting and reporting policies or practices may affect our financial results, which may affect our stock price.

Our accounting policies are fundamental to determining and understanding our financial results and condition. Some require our management to use estimates and make subjective and complex judgments about matters that are uncertain. Factors may arise over time that lead us to change our estimates and judgments. Sometimes, our management must use judgment to select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may cause us to report materially different results than would have been reported under a different alternative. Any changes in accounting policies or methods could reduce our net income, and such reductions may be independent of changes in our operations. These reductions in reported net income could cause our stock price to decline.

Damage to our reputation could harm our business.

Our positive reputation is based on our core values of integrity, customer focus, continuous improvement, innovation, mutual trust and accountability, shared success, and doing well and doing good. Our ability to attract and retain highly skilled employees, clients and buyers, and to successfully do business would be harmed if our reputation was damaged. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, security breaches, compliance failures, litigation or regulatory outcomes, or governmental investigations. Our reputation could also be harmed by the failure or perceived failure of an affiliate, joint-venture, or a vendor or other third party with which we do business, to comply with laws or regulations. In addition, our reputation or prospects may be significantly damaged by adverse publicity or negative information regarding us, whether or not true, that may be posted on social media, non-mainstream news services or other parts of the Internet, and this risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels. Should any of these or other events or factors that can undermine our reputation occur, the additional costs and expenses that we may need to incur to address the issues giving rise to the damage to our reputation may adversely affect our earnings and results of operations. Any damage to our reputation could impair our ability to retain existing or attract new customers, investors and employees.

We carry a significant amount of goodwill on our balance sheet.

As of September 30, 2024, we had goodwill of $97.8 million. The future occurrence of a potential indicator of impairment, such as a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with significant customers, strategic decisions made in response to economic or competitive conditions, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, could result in goodwill impairment charges. We have recorded goodwill impairment charges in the past, and such charges materially affected our historical results of operations. For additional information, see Note 8 - *Goodwill* to the accompanying consolidated financial statements.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Risk Management and Strategy

The protection of our clients' data, our brand, and our systems is of utmost importance. We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security. We have developed comprehensive cybersecurity and data privacy programs across our employee groups and systems, building a culture of cybersecurity and data privacy awareness throughout the organization. In 2024, we achieved both SOC2 Type 1 and TX-Ramp certifications, reflecting our commitment to supporting our clients by aligning our controls and processes with the System and Organization Controls (SOC) compliance framework established by the American Institute of Certified Public Accountants (AICPA).

Our process to assess, identify and manage material risks from cybersecurity threats include potential threats associated with third-party service providers, including cloud-based platforms. On an annual basis, we review the SOC2 (or equivalent) attestation of controls for material third-party service providers, coupled with monitoring industry notices and threat intelligence regarding potential vulnerabilities or threats targeting these third-party services.

We developed our cybersecurity program by integrating proactive training, vulnerability management, and system design with active threat defense mechanisms. Our marketplace services are protected by multiple layers of security, employing a "defense in depth" approach to asset protection that is backed by AI-powered threat detection and response systems and actively monitored 24/7 by a dedicated team of security professionals. This same organization provides proactive notification and consultation on emerging threats and potential mitigation.

In addition, we undertake integrated planning activities to support business continuity and operational resiliency. We assess our program's effectiveness through various exercises, including active Disaster Recovery production environment tests, tabletop exercises, continuous vulnerability tests, and annual penetration testing. We conduct company-wide mandatory cybersecurity training as well as periodic employee education exercises, such as phishing simulation email campaigns designed to emulate real-world attacks.

We view cybersecurity protection and data privacy as a shared responsibility in which all employees are active participants. Each employee undergoes annual cybersecurity training with supplemental training disseminated throughout the year. This continual education helps promote a culture that understands the critical role cybersecurity and data privacy play in protecting our clients' assets. Furthermore, our computing environments, products, and services are reviewed by our internal security team and our controls are tested regularly by independent third-party assessors as part of our annual SOC2 and SOX re-certifications.

Cybersecurity Governance

Board and Committee Oversight. Our Board of Directors is responsible for oversight of the Company's cyber risk management program, including risk identification, mitigation strategy and efforts, and resources. The Audit Committee of the Board of Directors is responsible for reviewing the Company's financial reporting of cybersecurity risks and incidents in accordance with SEC rules. We will continue to invest in our security infrastructure to ensure it meets or exceeds industry standards for cybersecurity and employ dedicated resources to protect our systems.

Management's Role. Our Internal security team in conjunction with the Chief Technology Officer (CTO) reviews current risks with a cross-functional leadership committee on a quarterly basis.

We are not currently aware of risks from known cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For additional information regarding cybersecurity risks, see the risk factor in Part I, Item 1A. *Risk Factors* captioned: "*We are required to maintain the privacy and security of personal and business information amidst multiplying threat landscapes and in compliance with privacy and data protection regulations globally. Failure to do so could damage our business, including our reputation with sellers, buyers, and employees, cause us to incur substantial additional costs, and make us subject to litigation and regulatory action.*"

Item 2. Properties.

As a remote-first organization, the Company maintains a minimal amount of administrative spaces.

The Company leases the following properties as of September 30, 2024:

Purpose	Location	Segment	Square Feet	Lease Expiration Date
Corporate Headquarters	Bethesda, Maryland, USA	Corporate & Other	4,027	January 31, 2029
Warehouse	Brownsburg, Indiana, USA	RSCG	204,206	May 31, 2029
Warehouse	Garland, Texas, USA	RSCG	127,144	January 31, 2026
Warehouse	Pittston, Pennsylvania, USA	RSCG	108,536	January 7, 2027
Warehouse	North Las Vegas, Nevada, USA	RSCG	102,400	June 30, 2026
Warehouse	Hebron, Kentucky, USA	RSCG	101,614	July 31, 2025
Warehouse	Phoenix, Arizona, USA	RSCG	84,690	January 31, 2027
Warehouse	Brampton, Canada	RSCG	53,621	August 31, 2025
Warehouse	Atlanta, Georgia, USA	GovDeals	47,636	May 31, 2025
Warehouse	Kenilworth, NJ, USA	CAG	10,507	December 31, 2026
Warehouse	E. Brunswick, NJ, USA	CAG	4,800	December 31, 2025
Lot	Phoenix, Arizona USA	GovDeals	10,760	January 31, 2029
Lot	Tuscon, Arizona USA	GovDeals	5,150	September 30, 2025

| Administrative | Plano, Texas USA | Corporate & Other | 2,280 | November 30, 2025 |

In addition, we lease various administrative spaces in North America totaling 5,074 square feet, in Europe totaling 845 square feet, and in Asia totaling 3,976 square feet. We also own a 420,000 square foot warehouse located in North Wilkesboro, North Carolina, USA.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. Information regarding the Company's legal proceedings can be found in Note 16 - *Legal Proceedings*, of the accompanying Notes to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been traded on Nasdaq Stock Market under the symbol LQDT since February 23, 2006.

Holders

As of November 15, 2024, there were approximately 12,682 beneficial holders of our common stock and 25 holders of record of our common stock.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention to do so. Payment of cash dividends, if any, will be determined by our Board of Directors after consideration of our financial condition, operating results, current and anticipated cash needs and other relevant factors.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Liquidity Services, Inc, the Russell 2000 Index, the S&P SmallCap 600 Index, and a Peer Group

*$100 invested on 9/30/19 in stock or index, including reinvestments of dividends. Fiscal year ending September 30.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2024 Russell Investment Group. All rights reserved.

Issuer Repurchases of Equity Securities

The following table presents information about our repurchases of common stock that were made during the three months ended September 30, 2024 (in millions, except share and per share amounts):

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as a Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program[2]
July 1 to July 31, 2024	—	$ —	—	$ 7.6
August 1 to August 31, 2024	17,564	22.58	—	7.6
September 1 to September 30, 2024	—	—	—	7.6
Total	17,564		—	

[1] Separate from the share repurchase program, our stock incentive plans allow for participants to exercise stock options by surrendering shares of common stock equivalent in value to the exercise price due. During the three months ended September 30, 2024, participants surrendered 17,564 shares of common stock in the exercise of stock options. Any shares surrendered to the Company in this manner are not available for future grant.

[2] On September 8, 2023, the Company's Board of Directors authorized a new stock repurchase plan of up to $15.2 million.

From time to time, we have been authorized to repurchase issued and outstanding shares of our common stock under a share repurchase program approved by our Board of Directors. Share repurchases may be made through open market purchases, privately negotiated transactions, or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, and other market conditions. The repurchase program may be discontinued or suspended at any time and will be funded using our available cash.

As of September 30, 2024, the Company had $7.6 million of remaining authorization to repurchase shares through December 31, 2025. On December 9, 2024, the Company's Board of Directors authorized the repurchase of up to an additional $10.0 million of the Company's outstanding shares of common stock through December 31, 2026.

Item 6.   [Reserved]

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could vary materially from those indicated, implied, or suggested by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

About us. Liquidity Services is a leading global commerce company providing trusted online marketplace platforms that power the circular economy. We create a better future for organizations, individuals, and the planet by using technology to capture and unleash the intrinsic value of surplus. We connect millions of buyers and thousands of sellers through our leading e-commerce auction marketplaces, search engines, asset management software, and related services. Our comprehensive solutions enable the transparent, efficient, sustainable recovery of value from excess items owned by business and government sellers.

Our business delivers value to shareholders by unleashing the intrinsic value of surplus through our online marketplace platforms. These platforms ignite and enable a self-reinforcing cycle of value creation where buyers and sellers attract one another in greater numbers. The result of this cycle is a continuous flow of goods that becomes increasingly valuable as more participants join the platforms, thereby creating positive network effects that benefit sellers, buyers, and shareholders. During the past three fiscal years, we have conducted over 2.9 million online transactions generating $3.7 billion in gross merchandise volume or GMV. GMV is the total sales value of all transactions for which we earned compensation upon their completion through our marketplaces or other channels during a given period of time.

During the year ended September 30, 2024, the number of registered buyers grew from 5.1 million to 5.5 million. We believe the continuous flow of goods in our marketplaces attracts a growing buyer base which creates a self-sustaining cycle for our buyers and sellers. We generated GMV of $1.4 billion and revenue of $363.3 million through multiple sources, including transaction fees from sellers and buyers, proceeds from the sale of products we purchased from sellers, and value-added service charges during the year ended September 30, 2024. Over the prior 5 years, our GMV has grown at a compound annual growth rate of 16.4%.

On January 1, 2024, the Company acquired Sierra Auction Management, Inc. (Sierra), an Arizona corporation based in Phoenix, AZ. Sierra is a full-service auction company specializing in the sale of vehicles, equipment and surplus assets for government agencies, commercial businesses, and charities. See Note 4 – *Sierra Acquisition* for more information regarding this transaction.

On November 1, 2021, our GovDeals segment acquired Bid4Assets, Inc. (Bid4Assets), a Maryland corporation based in Silver Spring, MD. Bid4Assets is a leading online marketplace focused on conducting foreclosed real estate auctions. See Note 3 - *Bid4Assets Acquisition* for more information regarding this transaction.

Reportable Segments

The Company has four operating and reportable segments under which we conduct business: GovDeals, Retail Supply Chain Group (RSCG), Capital Assets Group (CAG), and Machinio. Further information and operating results of our reportable segments can be found in Note 17 - *Segment Information*.

- *GovDeals*. The GovDeals reportable segment provides solutions that enable government entities including city, county, state and federal agencies located in the United States and Canada and related commercial businesses to sell surplus property and real estate assets through our GovDeals, Bid4Assets and Sierra marketplaces; see Note 3 - *Bid4Assets Acquisition* and Note 4 - *Sierra Acquisition*, respectively.

- *RSCG*. The RSCG reportable segment consists of marketplaces that enable corporations located in the United States and Canada to sell excess, returned, and overstocked consumer goods. RSCG also offers a suite of services that includes returns management, asset recovery, and e-commerce solutions. This segment uses multiple selling channels across our network of marketplaces and others to optimize the best combination of velocity, volume, and value. This segment primarily conducts its business-to-business sales on its Liquidation.com marketplace and through Direct Sales, and direct-to-consumer sales on its AllSurplus Deals and Secondipity marketplaces and other third-party sales channels.

- *CAG*. The CAG reportable segment enables commercial businesses to sell surplus assets on our AllSurplus marketplace. The core verticals in which CAG operates include industrial manufacturing, oil and gas, heavy equipment, biopharma, and electronics. CAG also offers a suite of services that includes surplus management, asset valuation, asset sales and marketing. CAG benefits from a global base of buyers and sellers enabling the sale and redeployment of assets wherever they're most likely to generate the best value and highest use across the world. This segment primarily uses the AllSurplus and GovDeals marketplaces.

- *Machinio*. The Machinio reportable segment operates a global search engine platform for listing equipment for sale in the construction, machine tool, processing, transportation, printing, agriculture and laboratory/medical sectors. Machinio also offers the Machinio System service that provides equipment sellers with a suite of software tools that includes website hosting, email marketing, and inventory management, to support and enable equipment sellers' online business.

Macroeconomic Conditions

Supply chain challenges and consumer sentiment. The supply of used vehicles available for sale on our marketplaces may be impacted by proposed tariffs in the U.S., as well as the slowing adoption of electric vehicles as a replacement to internal combustion vehicle fleets. Further, used car market price indices continue to experience heightened volatility. In addition, general consumer behavior can be turbulent, and changes in consumer sentiment can cause fluctuation in the mix, volumes, and demand for the products we receive. Change in these conditions or other challenges that may emerge in other key asset categories can impact our financial performance.

Effects of inflation and heightened interest rates. Inflation in both the U.S. and internationally has weighed on the global economy, increasing prices for energy, shipping, and labor, among other areas of the macroeconomic environment. These events have caused a rise in borrowing costs as well, partly driven by actions taken by central banks to curb rising inflation, which has impacted buyer qualification and transaction timelines.

Currently, the Company is unable to predict the likelihood, magnitude, and timing of inflationary risk to our business, if any. As a marketplace operator, the GMV, revenues and costs of revenues that result from our primarily auction-based sales may be influenced by macroeconomic factors, including but not limited to inflation, the impacts of which may vary across each of our individual asset classes.

International armed and geopolitical conflicts. The global financial markets have experienced volatility subsequent to the invasion of Ukraine by Russia in February 2022, a conflict which remains ongoing, as well as the ongoing conflict in and adjacent to Israel. The Russia-Ukraine conflict specifically resulted in numerous countries, including the United States, imposing significant new sanctions and export controls against Russia, Russian banks, and certain Russian individuals. These sanctions and export controls and international responses to the ongoing conflict in and adjacent to Israel, have further heightened global supply chain disruptions and impacted the international trade markets. For the years ended September 30, 2024 and 2023, the Company's total revenues directly associated with Russia, Ukraine, and Israel were not material to our consolidated financial results. We will continue monitoring these armed and geopolitical conflicts around the world and any potential future impacts on our business.

See Part I, Item 1A, *Risk Factors*, for an additional discussion of risks related to global economic conditions including those discussed above.

Industry Trends

We believe there are several industry trends positively impacting the long-term growth of our business including:

- the increase in volume of returned merchandise handled both online and in stores as online and omni-channel retail grow as a percentage of overall retail sales;

- the increase in government regulations and the need for corporations to have sustainability solutions with verifiable recycling and remarketing of surplus assets;

- the increase in outsourcing surplus disposition and end-of-life assets by corporations and government entities as they focus on reducing costs, improving transparency, compliance and working capital, and increasingly prefer service providers with proven track records, innovative scalable solutions and the ability to make a strategic impact in the reverse supply chain;

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- an increase in buyer demand for surplus merchandise as consumers aspire to make more environmentally conscious decisions, while also seeking greater value through purchasing less expensive goods, both of which could impact our long-term growth;

- the increase in demand from sellers and buyers to transact in an online solution ensuring assets are sold for fair market value; and

- in the long-term we expect innovation in the retail supply chain will increase the pace of product obsolescence and, therefore, increase the supply of surplus assets.

Revenues

Substantially all of our revenue is earned through the following transaction models:

Purchase model. Under our purchase transaction model, we recognize revenue within the Purchase revenues line-item on the Consolidated Statements of Operations from the resale of inventory that we purchased from sellers. We consider these sellers to be our vendors. We pay our sellers either a fixed amount or a portion of the net or gross proceeds received from our completed sales based on the value we receive from the sale, in some cases, after deducting a required return to us that we have negotiated with the seller. Because we are the principal in purchase transaction model sales, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. The proceeds paid by buyers also include transaction fees, referred to as buyer premiums.

Consignment model—fee revenue. Under our consignment transaction model, we enable our sellers to sell goods they own in our marketplaces, and we charge them a commission fee based on the gross or net proceeds received from such sales. The revenue from our consignment transaction model is recognized upon auction close or upon collection of auction proceeds, depending upon the settlement service level selected by the seller. Revenue under the consignment model is recorded within the Consignment and other fee revenues line-item on the Consolidated Statements of Operations. Because we are the agent in consignment model sales, our commission fee revenue, which we refer to as seller commissions, represents a percentage of the sales price the buyer pays upon completion of a transaction. We vary the percentage amount of the seller commission depending on the various value-added services we provide to the seller to facilitate the transaction. For example, we generally increase the percentage amount of the commission if we take possession, handle, ship, or provide enhanced product information for the merchandise. In most cases we collect the seller commission by deducting the appropriate amount from the sales proceeds prior to the distribution to the seller after completion of the transaction. In addition to seller commissions, we also collect buyer premiums.

Other — fee revenue. We also earn non-consignment fee revenue from Machinio's subscription services, auction listing service fees for foreclosed real estate at our GovDeals segment (payable regardless of whether or not an auction is completed), as well as other services including asset valuation, product handling, and storage fees. Non-consignment fee revenue is recorded within the Consignment and other fee revenues line-item on the Consolidated Statements of Operations.

Transaction Model Mix. Most of our transactions are conducted under the consignment model, which represented 85.1%, 85.8%, and 86.3% of our consolidated GMV for the years ended September 30, 2024, 2023, and 2022, respectively; however, only the consignment fee, representing a small portion of the consignment GMV, is recognized as revenue, causing consignment revenues to account for 34.9%, 37.7%, and 38.4% of our total revenues for the years ended September 30, 2024, 2023, and 2022, respectively.

Purchase model transactions are a smaller proportion of our consolidated GMV, representing 14.9%, 14.2%, and 13.7% of our consolidated GMV for the years ended September 30, 2024, 2023, and 2022, respectively. However, all of the GMV associated with the purchase model transaction is generally able to be recognized as revenue, causing purchase revenues to account for 57.7%, 54.7%, and 54.0% of our total revenues for the years ended September 30, 2024, 2023, and 2022, respectively.

Other fee revenues accounted for 7.3%, 7.5%, and 7.6% of our total revenues for the years ended September 30, 2024, 2023, and 2022, respectively

Our Vendor Agreements

Commercial agreements. We have multiple vendor contracts with Amazon.com, Inc. under which we acquire and sell commercial merchandise. While purchase model transactions account for less than 20% of our total GMV, the cost of inventory for purchase model transactions is the most significant component of our consolidated Costs of goods sold. $12.2 million and $5.8 million of inventory purchased under such contracts with Amazon.com, Inc. is included in our Inventory balances on our Consolidated Balance Sheets as of September 30, 2024 and 2023, respectively. Our vendor contracts with respect to sourcing or consigning merchandise for our RSCG segment generally reflect the concentration dynamics inherent to the retail industry.

Key Business Metrics

Our management periodically reviews certain key business metrics for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources, and our capacity to fund capital expenditures and expand our business. These key business metrics include:

Gross merchandise volume (GMV). GMV is the total sales value of all transactions for which we earned compensation upon their completion through our marketplaces or other channels during a given period of time. We review GMV because it provides a measure of the volume of goods being sold in our marketplaces and thus the activity of those marketplaces. GMV also provides a means to evaluate the effectiveness of investments that we have made and continue to make, including in the areas of buyer and seller support, value-added services, product development, sales and marketing, and operations. Our GMV for the year ended September 30, 2024, was $1.4 billion.

Total registered buyers. We grow our buyer base through a combination of marketing and promotional efforts. A person becomes a registered buyer by completing an online registration process on one of our marketplaces. As part of this process, we collect business and personal information, including name, title, company name, business address, and contact information, and information on how the person intends to use our marketplaces. Each prospective buyer must also accept our terms and conditions of use. Following the completion of the online registration process, we verify each prospective buyer's e-mail address and confirm that the person is not listed on any banned persons list maintained internally or by the U.S. federal government. After the verification process, which is completed generally within 24 hours, the registration is approved and activated, and the prospective buyer is added to our registered buyer list.

Total registered buyers, as of a given date, represent the aggregate number of persons or entities who have registered on one of our marketplaces. We use this metric to evaluate how well our marketing and promotional efforts are performing. Total registered buyers exclude duplicate registrations, buyers who are suspended from utilizing our marketplaces and buyers who have voluntarily removed themselves from our registration database. In addition, if we become aware of registered buyers that are no longer in business, we remove them from our database. As of September 30, 2024, 2023, and 2022, we had 5.5 million, 5.1 million, and 4.9 million, registered buyers, respectively. None of our buyers represented more than 10% of our revenue during the year ended September 30, 2024.

Total auction participants. For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times in that auction. As a result, a registered buyer who bids, or participates, in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our online auction marketplaces to our competitors, including other online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. During the years ended September 30, 2024, 2023, and 2022, 4.0 million, 3.3 million, and 3.1 million participants participated in auctions on our marketplaces, respectively.

Completed transactions. Completed transactions represents the number of auctions in a given period from which we have recorded revenue. Similar to GMV, we believe that completed transactions is a key business metric because it provides an additional measurement of the volume of activity flowing through our marketplaces. During the years ended September 30, 2024, 2023, and 2022, we completed 1,081,000, 925,000 and 933,000 transactions, respectively.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements, included in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K with their accompanying notes, have been prepared in accordance with GAAP, which requires management of the Company to make assumptions, judgments and estimates that affect amounts reported in its consolidated financial statements. Accounting policies and estimates are considered to be "critical" when the nature of the estimate includes subjective or sensitive assumptions or judgments that can have a material impact on the financial condition or operating performance of the Company. Actual results may differ from these estimates.

We consider the following accounting policies to be critical: revenue recognition, business combinations, valuation of goodwill and intangible assets, and income taxes. Refer to Note 2 - S*ummary of Significant Accounting Policies* to the Company's consolidated financial statements for further details on these accounting policies.

We consider the following accounting estimates to be critical: business combinations (Note 4), and income taxes (Note 11). Refer to these individually referenced notes and Note 2 - *Summary of Significant Accounting Policies* to the Company's consolidated financial statements for further details on these accounting estimates. The following discussion is a supplement to the disclosures referenced.

Intangible assets. The fair valuation of intangible assets acquired in a business combination consists of customer and supplier relationships, technology, trade names, and other intangibles (comprised of patents and related assets). Intangible assets are amortized using the straight-line method over their estimated useful lives. The preliminary fair value of acquired intangible assets, excluding goodwill, arising from the Sierra acquisition was $5.4 million. This balance consisted of the following identified intangible assets, each with their own significant assumptions used, as follows:

- *Customer and Supplier Relationships* - We valued the customer and supplier relationships intangibles using the multi-period excess earnings method, an income approach valuation model. The significant assumptions used in the income approach includes estimates about future expected cash flows from supplier contracts, the attrition rate, and the discount rate.

- *Trade Name* - We valued the trade name acquired using a relief-from-royalty method. The significant assumptions used in the relief-from-royalty method include future expected cash flows from the trade name, the royalty rate, and the discount rate.

Goodwill. Goodwill represents the costs in excess of the fair value of net assets acquired through acquisitions by the Company. Pursuant to our preliminary purchase price allocation, goodwill arising from the acquisition of Sierra was determined to be $7.9 million; see Note 4 - *Sierra Acquisition*, for further information.

Components of Revenue and Expenses

Revenue. Refer to the discussion in the *Our revenue* section above, and to Note 2 - *Summary of Significant Accounting Policies* to the Company's consolidated financial statements in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K for discussion of the Company's related accounting policies.

Cost of goods sold. Refer to Note 2 - *Summary of Significant Accounting Policies*, to the Company's consolidated financial statements in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K for discussion of the Company's Costs of goods sold and related accounting policies.

Technology and operations. Technology expenses primarily consist of the cost of technical staff (including stock compensation), third-party services, licenses, and infrastructure, all as required to develop, configure, deploy, maintain, and secure our marketplace platforms, business operational systems, and facilities. Technology expenses are net of the required capitalization of costs associated with enhancing our marketplace platforms and other software development activities. Depreciation and amortization of capitalized software development costs, purchased software, acquired developed software intangible assets, and computer hardware are included within Depreciation and amortization in the accompanying Condensed Consolidated Statements of Operations. Technology expenses are presented separately from Costs of goods sold (excluding depreciation and amortization) in the Condensed Consolidated Statements of Operations, as these expenses provide for the general availability of our marketplace platforms and other business operational systems and are not attributable to specific revenue generating transaction activity occurring on our marketplaces.

Because our marketplaces and support systems require frequent upgrades and enhancements to maintain viability, we have determined that the useful life for certain internally developed software is less than one year. As a result, we expense those costs as incurred.

However, where we determine that the useful life of the internally developed software will be greater than one year, we capitalize development costs in accordance with ASC 350-40, Internal-use software. As such, we are capitalizing certain development costs associated with our marketplaces and support systems, as well as other software development activities.

Operations expenses consist primarily of costs to operate our network of warehouses, including shipping logistics, inventory management, refurbishment, and administrative functions; costs to enhance our online auctions listings and provide customer support; and costs associated with field support and preparation and transfer of goods from sellers to buyers. Operations expenses include both internal and external labor costs, as well as other third-party charges. These costs are expensed as incurred.

Sales and marketing. Sales and marketing expenses include the cost of our sales and marketing personnel as well as the cost of lead generation, marketing and promotional activities, including buyer and seller acquisition, as well as general brand marketing. These activities include online marketing campaigns, such as paid search advertising and geofencing campaigns, as well as offline marketing efforts, trade shows, and marketing analytics.

General and administrative. General and administrative expenses include all corporate and administrative functions that support our operations and provide an infrastructure to facilitate our future growth. These expenses are generally more fixed in nature than our other operating expenses and do not vary as significantly in response to the volume of merchandise sold through our marketplaces.

Depreciation and amortization. Depreciation and amortization consist of depreciation of property and equipment, amortization of internally developed software, and amortization of intangible assets.

Fair value adjustment of acquisition earn-outs. Fair value adjustment of acquisition earn-outs consists of the change in fair value of earn-out consideration following a business combination.

Other operating expenses, net. Other operating expenses, net includes acquisition-related costs, impairment of long-lived and other assets, impacts of lease terminations, as well as business realignment expenses, including those associated with restructuring initiatives and the exit of certain business operations.

Interest and other income, net. Interest and other income, net consists of interest income on interest-bearing checking accounts, money market funds, interest and unused commitment fees in connection with the Company's Credit Agreement, the components of net periodic pension cost (benefit) other than the service component and impacts of foreign currency fluctuations.

Income taxes. Income taxes include current and deferred income tax expense for the U.S. federal, state, and foreign jurisdictions. During the years ended September 30, 2024, 2023 and 2022, the Company had an effective income tax rate of 26.7%, 27.7% and 15.4%, respectively, which included federal, state, and foreign income taxes.

Results of Operations

The following table presents reportable segment GMV, revenue, segment direct profit (which is calculated as total revenue less cost of goods sold (exclusive of depreciation and amortization)), and segment direct profit as a percentage of total revenue for the periods indicated ($ in thousands):

(dollars in thousands		Year Ended September 30,				
		2024		2023		2022
GovDeals:						
GMV	$	836,288	$	726,124	$	720,323
Total revenue	$	76,557	$	62,010	$	59,352
Segment direct profit	$	71,727	$	58,810	$	56,408
Segment direct profit as a percentage of total revenue		93.7 %		94.8 %		95.0 %
RSCG:						
GMV	$	320,683	$	285,574	$	236,236
Total revenue	$	233,003	$	200,218	$	166,100
Segment direct profit	$	66,873	$	68,068	$	63,704
Segment direct profit as a percentage of total revenue		28.7 %		34.0 %		38.4 %
CAG:						
GMV	$	209,661	$	191,333	$	188,813
Total revenue	$	37,668	$	38,476	$	42,575
Segment direct profit	$	31,268	$	32,215	$	29,120
Segment direct profit as a percentage of total revenue		83.0 %		83.7 %		68.4 %
Machinio:						
GMV		—		—		—
Total revenue	$	16,157	$	13,821	$	12,083
Segment direct profit	$	15,364	$	13,110	$	11,471
Segment direct profit as a percentage of total revenue		95.1 %		94.9 %		94.9 %
Consolidated:						
GMV	$	1,366,632	$	1,203,031	$	1,145,372
Total revenue	$	363,318	$	314,462	$	280,050

NM = not meaningful

Year Ended September 30, 2024 Compared to Year Ended September 30, 2023

Segment Results

GovDeals. Total revenues from our GovDeals reportable segment increased $14.5 million, or 23.5%, due to a $110.2 million, or 15.2%, increase in GMV driven by increased personal property sales, particularly in the vehicle and heavy equipment categories, and continued growth in our seller base. Revenue grew at a higher rate than GMV due to the expansion of service offerings to new, higher-volume sellers, including through the acquisition of Sierra. Segment direct profit increased by $12.9 million, or 22.0%, consistent with the increase in revenues. Segment direct profit as a percentage of revenue declined slightly due to the previously noted expansion in service offerings.

RSCG. Revenue from our RSCG reportable segment increased by $32.8 million, or 16.4%, due to a $35.1 million, or 12.3%, increase in GMV due to expansion in our purchase programs and sell-in place consignment solutions. Segment direct profit decreased by $1.2 million, or 1.8%, and Segment direct profit as a percentage of total revenue decreased from 34.0% to 28.7%, due to increased volumes from expanded purchase programs, driven by general merchandise categories that are lower-touch and did not have a significant impact on RSCG's operating expenses, and a lower blended take-rate on our consignment sales. These increased purchase volumes and their effect of lowering Segment direct profit as a percentage of total revenue are expected to continue into fiscal 2025.

CAG. Revenue from the CAG reportable segment decreased by $0.8 million, or 2.1%, while GMV increased by $18.3 million, or 9.6%. The increase in GMV was driven by consignment sales in our industrial and heavy equipment categories, while Revenue declined slightly due to lower availability of large spot purchase transactions with international clients as well as an increase in consignment sales. Despite inherent variations in the mix of assets sourced and sold by the CAG segment in any given period, Segment direct profit as a percentage of total revenue remained relatively consistent between the periods. As a result of the decline in revenues, Segment direct profit decreased by $0.9 million, or 2.9%. Global supply chains may experience heightened disruptions due to international tensions and other factors, which could limit the volume of assets made available for sale in any period.

Machinio. Revenue from our Machinio reportable segment increased 16.9%, or $2.3 million, due to price increases and continued growth in subscribers. As a result of the increase in revenues, Segment direct profit increased 17.2%, or $2.3 million. Segment direct profit as a percentage of total revenue remained relatively consistent between the period.

Consolidated Results

The following table sets forth, for the periods indicated, our operating results (dollars in thousands):

(in thousands)	Year Ended September 30,				Change			
		2024		2023		$		%
Purchase revenues	$	209,800	$	172,089	$	37,711		21.9 %
Consignment and other fee revenues		153,518		142,373		11,145		7.8 %
Total revenue		363,318		314,462		48,856		15.5 %
Costs and expenses from operations:								
Cost of goods sold (excludes depreciation and amortization)		178,152		142,322		35,830		25.2 %
Technology and operations		61,377		57,078		4,299		7.5 %
Sales and marketing		54,832		49,443		5,389		10.9 %
General and administrative		31,962		28,074		3,888		13.8 %
Depreciation and amortization		12,120		11,255		865		7.7 %
Other operating expenses, net		1,471		186		1,285		692.8 %
Total costs and expenses		339,914		288,358		51,556		17.9 %
Income from operations		23,404		26,105		(2,701)		(10.3)%
Interest and other income, net		(3,854)		(2,912)		(943)		32.4 %
Income before provision for income taxes		27,260		29,016		(1,757)		(6.1)%
Provision for income taxes		7,269		8,039		(770)		(9.6)%
Net income	$	19,991	$	20,978	$	(986)		(4.7)%

NM = not meaningful

Total revenues. Total consolidated revenue increased $48.9 million, or 15.5%. Refer to the discussion of Segment Results above for discussion of the increase in revenue.

Cost of goods sold (excludes depreciation and amortization). Cost of goods sold increased $35.8 million, or 25.2%, which changed at a higher rate than Revenue primarily due to increased volumes from expanded purchase programs at our RSCG segment, driven by lower-touch general merchandise categories.

Technology and operations expenses. Technology and operations expenses increased $4.3 million, or 7.5%, primarily in support of the increased transaction volumes across our segments, including operating costs associated with expanded full-service consignment solutions in our GovDeals segment through our acquisition of Sierra, and a $0.5 million increase in stock compensation.

Sales and marketing expenses. Sales and marketing expenses increased $5.4 million, or 11.0%, due to our market share expansion and client diversification efforts, and a $0.6 million increase in stock compensation. Furthermore, the year ended September 30, 2023, included a $0.9 million non-recurring benefit from a concluded client program.

General and administrative expenses. General and administrative expenses increased by $3.9 million, or 13.8%, due to a $1.8 million increase in stock compensation primarily from variable stock awards tied to financial performance targets, $0.5 million in litigation settlement expense incurred during the year ended September 30, 2024 (see Note 16 - *Legal Proceedings* for further information), and other costs in support of our growth.

Depreciation and amortization. Depreciation and amortization expense increased $0.9 million, or 7.7%, in connection with our acquisition of Sierra; see Note 4 - *Sierra Acquisition.*

Interest and other income, net. Interest and other income, net increased $0.9 million, or 32.4%, due to higher balances held in cash equivalent and short-term investments and the effect of rising interest rates.

Provision for income taxes. Provision for income taxes decreased $0.7 million to an expense of $7.3 million from an expense of $8.0 million due to the decrease in state and deferred income taxes resulting from lower income in the current year compared to prior year. The Company's effective tax rate was 26.7% for the twelve months ended September 30, 2024. The 2024 effective tax rate differed from the statutory federal rate of 21.0% primarily as a result of the impact of foreign, state, and local income taxes and permanent adjustments.

Year Ended September 30, 2023 Compared to Year Ended September 30, 2022

Segment Results

GovDeals. Total revenues from our GovDeals reportable segment increased $2.7 million, or 4.5%, due to a $5.8 million, or 0.8%, increase in GMV driven by increased marketplace activity for its surplus property categories, including the number of sellers and assets sold; however, supply chain challenges reduced the volume of used vehicles available to be sold during the first quarter of the current fiscal year and market prices for used vehicles remain volatile. Revenue grew at a greater rate than GMV due to marketplace pricing increases and a decline in the mix of lower take-rate foreclosed real estate properties available for auction. In periods where GovDeals real estate sales increase, GovDeals revenue as a percent of GMV would be expected to decline, as these higher value real estate sales are generally conducted at a lower take-rate than our traditional GovDeals asset categories. Segment direct profit increased by $2.4 million, or 4.3%, consistent with the increase in revenues. Segment direct profit as a percentage of total revenue remained consistent between the periods.

RSCG. Revenue from our RSCG reportable segment increased $34.1 million, or 20.5%, due to a $49.3 million, or 20.9%, rise in GMV due to access to recurring product flows from new and expanded client programs and network of warehouses, including expansion of our AllSurplus Deals direct-to-consumer storefront locations, a stronger holiday return and liquidations season, and favorable recovery rates at the points in the year where less inventory was available to buyers in the broader spot market. Segment direct profit increased by $4.4 million, or 6.8%, due to increased volumes. Segment direct profit as a percentage of total revenue decreased from 38.4% to 34.0%, due to changes in the product mix available as certain client programs made a higher volume of lower value products available for sale in the current year, in addition to $1.0 million in inventory provisions.

CAG. Revenue from the CAG reportable segment decreased by $4.1 million, or 9.6%. GMV increased by $2.5 million, or 1.3%, driven by increased consignment sales in our industrial and heavy equipment categories. Revenue declined despite the increase in GMV due to a lower mix of large spot purchase transactions with international clients. The increase in transactions conducted under the consignment model contributed to Segment direct profit increasing by $3.1 million, or 10.6%. Segment direct profit as a percentage of total revenue increased 15.3%, which may fluctuate due to inherent variations in the mix of assets sourced and sold by the CAG segment in any given period, due to a higher mix of consignment transactions conducted during the current year. Challenged global supply chains are experiencing heightened disruptions due to international tensions and other factors, which could limit the volume of assets made available for sale in any period.

Machinio. Revenue from our Machinio reportable segment increased 14.4%, or $1.7 million, due to price increases and continued growth in subscribers. As a result of the increase in revenues, Segment direct profit increased 14.3%, or $1.6 million. Segment direct profit as a percentage of total revenue remained relatively consistent between the periods.

Consolidated Results

The following table sets forth, for the periods indicated, our operating results (dollars in thousands):

	Year Ended September 30,		$ Change	% Change
	2023	2022		
Purchase revenues	$ 172,089	$ 151,271	$ 20,818	13.8 %
Consignment and other fee revenues	142,373	128,779	13,594	10.6 %
Total revenues	314,462	280,050	34,412	12.3 %
Costs and expenses from operations:				
Cost of goods sold (excludes depreciation and amortization)	142,322	119,407	22,916	19.2 %
Technology and operations	57,078	55,522	1,556	2.8 %
Sales and marketing	49,443	43,224	6,219	14.4 %
General and administrative	28,074	28,282	(208)	(0.7)%
Depreciation and amortization	11,255	10,322	933	9.0 %
Fair value adjustment of acquisition earn-outs	—	(24,500)	24,500	NM
Other operating expenses, net	186	388	(202)	(52.1)%
Total costs and expenses	288,358	232,645	55,713	23.9 %
Income from operations	26,105	47,405	(21,300)	(44.9)%
Interest and other income, net	(2,912)	(248)	(2,664)	NM
Income before provision for income taxes	29,016	47,653	(18,636)	(39.1)%
Provision for income taxes	8,039	7,329	710	9.7 %
Net income	$ 20,978	$ 40,324	$ (19,346)	(48.0)%

NM = not meaningful

Total revenues. Total consolidated revenue increased $34.4 million, or 12.3%. Refer to the discussion of Segment Results above for discussion of the increase in revenue.

Cost of goods sold (excludes depreciation and amortization). Cost of goods sold increased $22.9 million, or 19.2%, which changed at a higher rate than Revenue primarily due to our RSCG segment where changes in the product mix available as certain client programs made a higher volume of lower value products available for sale in the current year.

Technology and operations expenses. Technology and operations expenses increased $1.6 million, or 2.8%, primarily due to higher technology labor costs supporting our continued marketplace modernization efforts, greater operations labor associated with the timing of transactions at our CAG segment, and a $1.0 million increase in other variable compensation.

Sales and marketing expenses. Sales and marketing expenses increased $6.2 million, or 14.4%, due to the impact of our market share expansion and client diversification efforts, as well as a $1.3 million increase in stock compensation expense and other variable compensation, a $1.2 million increase in bad debt expense, and the impact of other inflationary cost increases.

General and administrative expenses. General and administrative expenses were consistent between the years ended September 30, 2023, and 2022.

Depreciation and amortization. Depreciation and amortization expense increased $0.9 million, or 9.0%, primarily due to a full year impact of the increase in amortization of intangible assets following our acquisition of Bid4Assets on November 1, 2021.

Fair value adjustment of acquisition earn-outs. Fair value adjustment of acquisition earn-outs decreased by $24.5 million due to the cumulative non-cash gain arising from the reduction in the fair value of the Bid4Assets earn-out liability during the prior year ended September 30, 2022. Through and as of the final measurement period ended December 31, 2022, $3.5 million in earn-out payments were made, with no additional earn-out fair value remaining. See Note 13 - Fair Value Measurement for further information.

Interest and other income, net. Interest and other income, net increased $2.7 million, due to the effect of rising interest rates on our cash equivalent and short-term investment holdings.

Provision for income taxes. Provision for income taxes increased $0.7 million to an expense of $8.0 million from an expense of $7.3 million due to the increase in state and deferred income taxes resulting from higher income in the current year compared to prior year, exclusive of the $24.5 million non-cash gain from the fair-market value adjustment of the Bid4Assets acquisition earn-out liability. The Company's effective tax was 27.7% for the twelve months ended September 30, 2023. The 2023 effective tax rate differed from the statutory federal rate of 21.0% primarily as a result of the impact of foreign, state, and local income taxes and permanent adjustments.

Non-GAAP Financial Measures

Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA. Non-GAAP EBITDA is a supplemental non-GAAP financial measure and is equal to Net income plus Interest and other (income) expense, net excluding the non-service components of net periodic pension cost (benefit); Provision for income taxes; and Depreciation and amortization. Interest and other (income) expense, net, can include non-operating gains and losses, such as from foreign currency fluctuations. Our definition of Non-GAAP Adjusted EBITDA differs from Non-GAAP EBITDA because we further adjust Non-GAAP EBITDA for stock-based compensation expense, acquisition costs such as transaction expenses and changes in earn out estimates, business realignment expense, deferred revenue purchase accounting adjustments, and goodwill and long-lived asset impairment.

We believe Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

- Depreciation and amortization expense primarily relates to property and equipment and the amortization of intangible assets. These expenses are non-cash charges that have fluctuated significantly in the past. As a result, we believe that adding back these non-cash charges is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

- As a result of varying federal and state income tax rates, we believe that presenting a financial measure that adjusts for provision for income taxes is useful to investors when evaluating the operating performance of our business on a consistent basis from year to year.

- The authoritative guidance for stock-based compensation requires all share-based payments to employees, including grants of employee stock options, restricted stock and stock appreciation rights to be recognized in the income statement based on their estimated fair values over the requisite vesting period. We believe adjusting for this stock-based compensation expense is useful to investors when evaluating the operating performance of our business on a consistent basis from year to year.

- The authoritative guidance related to business combinations requires the initial recognition of contingent consideration at fair value based upon information known or knowable as of the acquisition date, with subsequent changes in fair value recorded through the Consolidated Statements of Operations and disallows the capitalization of transaction costs. We believe adjusting for these acquisition related expenses is useful to investors when evaluating the operating performance of our business on a consistent basis from year-to-year.

- We believe adjusting for litigation settlement expenses that are not expected to reoccur is useful to investors when evaluating the operating performance of our business on a consistent basis from year-to-year.

- We believe adjusting for business realignment expense is useful to investors when evaluating the operating performance of our business on a consistent basis from year-to-year, as these expenses are outside our ordinary course of business.

- We believe isolating other non-cash charges, such as impairment costs or other costs incurred outside our ordinary course of business, provides additional information about our cost structure, and, over time, helps track our performance.

- We believe Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

- We also believe that analysts and investors use Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA:

- as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

- for planning purposes, including the preparation of our internal annual operating budget;

- to allocate resources to enhance the financial performance of our business;

- to evaluate the effectiveness of our operational strategies; and

- to evaluate our capacity to fund capital expenditures and expand our business.

Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by (used in) operating activities, or our other financial information as determined under GAAP.

We prepare Non-GAAP Adjusted EBITDA by eliminating from Non-GAAP EBITDA the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Non-GAAP Adjusted EBITDA is subject to all of the limitations applicable to Non-GAAP EBITDA. Our presentation of Non-GAAP Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

The table below reconciles Net income to Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA for the periods presented.

	Year ended September 30,					
		2024		2023		2022
Net income	$	19,991	$	20,978	$	40,324
Interest and other (income) expense, net[1]		(4,048)		(2,859)		126
Provision for income taxes		7,269		8,039		7,329
Depreciation and amortization		12,120		11,255		10,322
Non-GAAP EBITDA	$	35,332	$	37,412	$	58,101
Stock compensation expense		11,087		8,191		8,482
Acquisition-related costs and litigation settlement expense[2]		1,830		252		473
Business realignment expenses[3]		251		—		191
Fair value adjustments to acquisition earn-outs		—		—		(24,500)
Non-GAAP Adjusted EBITDA	$	48,500	$	45,855	$	42,747

[1] Interest and other (income) expense, net excludes non-services pension and other postretirement expense (benefit).

[2] Acquisition-related costs are included in Other operating expenses (income), net on the Consolidated Statements of Operations. Litigation settlement expense reflects significant legal settlements not expected to reoccur and are included in General and administrative expenses on the Consolidated Statements of Operations. For further information see Note 16 - Legal Proceedings, discussing the litigation settlement that occurred during the fiscal year ended September 30, 2024.

[3] Business realignment expenses, included as a component of Other operating expenses (income), net on the Consolidated Statements of Operations, includes the amounts accounted for as exit costs under ASC 420, Exit or Disposal Cost Obligations, and the related impacts of business realignment actions subject to other accounting guidance.

Liquidity and Capital Resources

Our operational cash needs primarily relate to working capital, including staffing costs, technology expenses, leases of real estate, and equipment used in our operations, and capital used for inventory purchases, which we have funded through existing cash balances and cash generated from operations. The Company has not paid a dividend historically, nor do we have any intention to do so in the foreseeable future. From time to time, we may use our capital resources for other activities, such as contract start-up costs, joint ventures, share repurchases, and acquisitions. As of September 30, 2024, we had $153.2 million in Cash and cash equivalents and $2.3 million in Short-term investments, which we believe is sufficient to meet the Company's anticipated cash needs for at least one year from the date of these financial statements.

Capital Expenditures

Our capital expenditures consist primarily of capitalized software, warehouse equipment, computers and purchased software, office equipment, furniture and fixtures, and leasehold improvements. The timing and volume of such capital expenditures in the future will be affected by the addition of new sellers or buyers or expansion of existing seller or buyer relationships. We intend to fund those expenditures primarily from our existing cash balances and operating cash flows. Our capital expenditures for the year ended September 30, 2024, were $8.9 million. As of September 30, 2024, we had no significant outstanding commitments for capital expenditures.

Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the development and deployment of new marketplaces, the introduction of new value-added services and the costs to expand our network of warehouses including our new lease for warehouse space in Brownsburg, Indiana which commenced during the year ended September 30, 2024. We may seek to enter agreements with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. There is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Credit Agreement

The Company maintains a $25.0 million Credit Agreement with Wells Fargo Bank, National Associated (the Credit Agreement). During the year ended September 30, 2023, the Credit Agreement was amended to extend the maturity date by 12 months to March 31, 2025 (the First Amendment). During the six months ended March 31, 2024, the Credit Agreement was amended to extend the maturity date by an additional 12 months to March 31, 2026 (the Second Amendment). No other changes, including regarding the borrowing terms or capacities, were made to the Credit Agreement as a result of the First Amendment or the Second Amendment.

The Company may draw upon the Credit Agreement for general corporate purposes. Repayments of any borrowings under the Credit Agreement shall become available for redraw at any time by the Company. The interest rate on borrowings under the Credit Agreement is a variable rate per annum equal to the Daily Simple Secured Overnight Financing Rate (SOFR) in effect plus a margin ranging from 1.25% to 1.75%. Interest is payable monthly. During the year ended September 30, 2024, the Company did not make any draws under the Line of Credit and issued $7.5 million of standby letters of credit. As of September 30, 2024, the Company had no outstanding borrowings under the Line of Credit and had $7.5 million of standby letters of credit outstanding. The amount of standby letters of credit are reserved against the Line of Credit and are not available for borrowing, resulting in $17.5 million of remaining borrowing capacity under the Line of Credit as of September 30, 2024.

The obligations under the Credit Agreement are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized domestic subsidiaries and secured on a first priority basis by a security interest (subject to permitted liens) in substantially all assets owned by us, and each of our other domestic subsidiaries, subject to limited exceptions. The Credit Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirement to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA). The Credit Agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. As of September 30, 2024, the Company was in full compliance with the terms and conditions of the Credit Agreement.

Working Capital Management

Most of our sales are recorded subsequent to receipt of payment authorization, utilizing credit cards, wire transfers, and PayPal, an Internet-based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

We expect to continue to invest in enhancements to our e-commerce technology platform, marketplace capabilities, and tools for data-driven product recommendations, omni-channel behavioral marketing, expanded analytics, and buyer/seller payment optimization.

We intend to indefinitely reinvest the earnings of our foreign subsidiaries outside the United States. As a result, we did not record a provision for deferred U.S. tax expense on the $9.8 million of undistributed foreign earnings as of September 30, 2024. As of September 30, 2024 and 2023, $25.7 million and $19.1 million, respectively, of cash and cash equivalents was held outside of the U.S.

Other Uses of Capital Resources

Sierra Acquisition. On January 1, 2024, the Company acquired all the issued and outstanding equity securities associated with Sierra Auction Management, Inc. (Sierra), a full-service auction company specializing in the sale of vehicles, equipment and surplus assets for government agencies, commercial businesses, and charities in the southwestern U.S. See Note 4 - *Sierra Acquisition* for more information regarding this transaction.

Bid4Assets, Inc. Acquisition. On November 1, 2021, our GovDeals segment purchased all of the issued and outstanding shares of stock of Bid4Assets. Bid4Assets is a leading online marketplace focused on conducting real property auctions for the government, including tax foreclosure sales and sheriff's sales. Our investment through the acquisition of Bid4Assets will support continued growth in the GovDeals reportable segment, particularly in our real estate vertical.

The acquisition date fair value of the consideration transferred to the former shareholders of Bid4Assets was approximately $42.7 million consisting of $14.7 million in cash (net of working capital adjustments totaling $0.3 million) and earn-out consideration with a fair value of $28.0 million. As part of the acquisition of Bid4Assets, former shareholders of Bid4Assets were eligible to receive earn-out consideration of up to $37.5 million in cash.

Through December 31, 2022, $3.5 million in earn-out payments were made. The remaining earn-out fair value was $0 based upon actual performance through the final earn-out measurement period ended December 31, 2022. Through and as of the final measurement period ended December 31, 2022, $3.5 million in earn-out payments were made. See Note 3 - *Bid4Assets Acquisition* for further information.

Share Repurchases. From time to time, we may be authorized to repurchase issued and outstanding shares of our common stock under a share repurchase program approved by our Board of Directors. Share repurchases may be made through open market purchases, privately negotiated transactions, or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The repurchase program may be discontinued or suspended at any time and will be funded using our available cash.

On December 6, 2021, and May 13, 2022, the Company's Board of Directors authorized new stock repurchase plans of up to $20 million and $12 million, respectively. The Company repurchased 1,567,277 shares for $25.4 million during the year ended September 30, 2022.

On December 6, 2022, March 13, 2023, and September 8, 2023, the Company's Board of Directors authorized new stock repurchase plans of up to $8.4 million, $8.0 million and $15.2 million, respectively. The Company repurchased 1,607,141 shares for $21.2 million during the year ended September 30, 2023. As of September 30, 2023, the Company had $17.0 million of remaining share repurchase authorization through December 31, 2025.

The Company repurchased 564,887 shares for $9.4 million during the year ended September 30, 2024. As of September 30, 2024, the Company had $7.6 million of remaining authorization to repurchase shares through December 31, 2025.

On December 9, 2024, the Company's Board of Directors authorized the repurchase of up to an additional $10.0 million of the Company's outstanding shares of common stock through December 31, 2026.

Off-Balance Sheet Arrangements. We do not have any transactions, agreements or other contractual arrangements that could be considered material off-balance sheet arrangements.

Changes in Cash Flows: 2024 Compared to 2023

Net cash provided by operating activities was $70.2 million and $47.0 million for the years ended September 30, 2024 and 2023, respectively. The $23.2 million increase in cash provided by operating activities between periods was attributable to an $11.3 million increase in cash inflows associated with Accounts Payable and a $5.4 million increase in cash inflows associated with Inventory primarily due to increased purchases of inventory under standard payment terms related to the expansion of purchase programs at our RSCG segment, and a $9.3 million increase in cash inflows associated with Payables to sellers primarily attributable to increased consignment sales volumes at our GovDeals and RSCG segments as well as timing differences in the payment of GovDeals and RSCG seller settlements relative to the period end date. The settlements to the sellers for these sales will occur in the first quarter of fiscal 2025.

Our working capital accounts are subject to natural variations depending on the rate of change of our transaction volumes, the timing of cash receipts and payments, and variations in our transaction volumes related to settlements between our buyers and sellers. As RSCG's purchase volumes increase in fiscal 2025, operating cash flow fluctuations from Accounts payable and Inventory may increase. As GovDeals real estate sales with settlement services increase, operating cash flow fluctuations from Accounts payable and Payables to sellers may become more variable. The amount of cash received and settled will be substantially higher than our take-rate on such transactions, and the timing of auction events, cash collection period, and payment of settlements relative to period end dates can potentially drive substantial cash movements to the extent the timing of such activities cross fiscal periods. We are also expecting to begin increasing our payments for US federal income taxes in fiscal 2025 as our remaining net operating loss carryforwards are used. There have been no other significant changes to the working capital requirements for the Company.

Net cash used in investing activities was $16.1 million and $11.4 million for the years ended September 30, 2024 and 2023, respectively. The $4.7 million increase in cash used in investing activities was primarily driven by $13.2 million in cash paid, net of cash acquired, for the Sierra acquisition; see Note 4 - *Sierra Acquisition* for further information. This was partially offset by a $6.2 million increase from the maturation of short-term investments.

Net cash used in financing activities was $11.2 million and $22.1 million for the years ended September 30, 2024 and 2023, respectively. The $10.9 million decrease in cash used in financing activities was primarily driven by an $11.8 million decrease in share repurchases, offset slightly by $1.0 million in higher taxes paid associated with the net settlement of stock compensation awards.

Changes in Cash Flows: 2023 Compared to 2022

Net cash provided by operating activities was $47.0 million and $44.8 million for the years ended September 30, 2023, and 2022, respectively. The $2.2 million increase in cash provided by operating activities between periods was attributable to $8.4 million of higher Net income as adjusted for non-cash items; a $9.0 million increase in cash inflows from Accounts receivable driven by the collection of proceeds from large spot purchase transactions with international clients conducted in the prior year; and a $2.9 million decrease in cash outflows from Accrued expenses and other current liabilities driven by changes in other variable compensation targets. These increases were offset by a combined $18.0 million decrease in cash inflows associated with our Accounts payable and Payables to sellers primarily due to lower volumes of foreclosed real estate property sales and timing differences in the payment of GovDeals seller settlements relative to the period end date.

Our working capital accounts are subject to natural variations depending on the rate of change of our transaction volumes, the timing of cash receipts and payments, and variations in our transaction volumes related to settlements between our buyers and sellers. As GovDeals real estate sales with settlement services increase through the integration with Bid4Assets, operating cash flow fluctuations from accounts payable and payables to sellers are expected to become more variable. The amount of cash received and settled will be substantially higher than our take-rate on such transactions, and the timing of auction events, cash collection period, and payment of settlements relative to period end dates can potentially drive substantial cash movements to the extent the timing of such activities cross fiscal periods. There have been no other significant changes to the working capital requirements for the Company.

Net cash used in investing activities was $11.4 million and $21.1 million for the years ended September 30, 2023, and 2022, respectively. The $9.7 million decrease in cash used in investing activities was driven by the prior year $11.2 million in cash paid at closing to acquire Bid4Assets on November 1, 2021, net of cash acquired (see Note 3 - *Bid4Assets Acquisition* for further information), $2.7 million in lower capital expenditures, and $1.9 million from the maturity of short-term investments. These decreases were offset by a $6.2 million increase in the purchase of short-term investments.

Net cash used in financing activities was $22.1 million and $31.9 million for the years ended September 30, 2023, and 2022, respectively. The $9.8 million decrease in cash used by financing activities was primarily driven by $4.2 million of lower common stock repurchases in the current year, a $1.5 million decrease in taxes paid associated with net settlement of stock compensation awards, and the non-recurring earn-out payment of $3.5 million made during the year ended September 30, 2022, in connection with the Bid4Assets acquisition.

New Accounting Pronouncements

Information regarding our adoption of new accounting and reporting standards is discussed in Note 2 - *Summary of Significant Accounting Policies*, to the consolidated financial statements included in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest rate sensitivity. Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity, and maximize income consistent with minimizing risk of material loss. As of September 30, 2024, we hold cash and cash equivalents and short-term investments that are subject to varying interest rates based upon their maturities. A hypothetical 100 basis point decline in interest rates would impact our pre-tax earnings by less than $1.0 million on an annualized basis.

As of September 30, 2024, we do not have any debt; however, should the Company draw on our Letter of Credit in the future, such draw would incur interest as determined by the Daily Simple Secured Overnight Financing Rate (SOFR) in effect plus a margin ranging from 1.25% to 1.75%.

Exchange rate sensitivity. Because of the number of countries and currencies we operate in, movements in currency exchange rates may affect our results. We report our operating results and financial condition in U.S. dollars. Our U.S. operations earn revenues and incur expenses primarily in U.S. dollars.

Outside the United States, we generate revenues and incur expenses in both U.S. dollars and local currencies. Our primary foreign exchange exposures include British Pounds, Canadian Dollars, Chinese Yuan, Euros, and Hong Kong Dollars. When we translate the results and net assets of our international operations into U.S. dollars for financial reporting purposes, movements in exchange rates will affect our reported results. Volatile market conditions arising from ongoing macroeconomic conditions such as rising interest rates at federal banks and armed conflicts around the world, may result in significant changes in exchange rates, which could affect our results of operations expressed in U.S. dollars. A hypothetical 10% decrease in foreign exchange rates reduce our total expected revenues by approximately 1%. The potential impact on pre-tax earnings would be less as total expected expenses would also decrease.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and accompanying notes are included in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the Exchange Act). This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. The report of Deloitte & Touche LLP, our independent registered public accounting firm, regarding its audit of our internal control over financial reporting is set forth below in this section. This section should be read in conjunction with the certifications and the Deloitte & Touche LLP report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

Management conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of disclosure controls includes an evaluation of some components of our internal control over financial reporting. Internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 10-K. In the course of the controls evaluation, we reviewed identified data errors, control deficiencies and, where appropriate, sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including the Chief Executive Officer and Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls, and to modify them as necessary. Our intent is to maintain the disclosure controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Form 10-K, our disclosure controls were effective to ensure assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified by the SEC, and that material information related to Liquidity Services and our consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared. We reviewed the results of management's evaluation with the Audit Committee of our Board of Directors.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and (c) provide reasonable assurance regarding authorization to effect the acquisition, use, or disposition of Company assets, as well as the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of September 30, 2024, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our finance organization.

As permitted by SEC guidance with respect to newly acquired entities, management excluded Sierra, which was acquired on January 1, 2024, from its assessment of internal control over financial reporting. The financial statements of Sierra Auction Management, Inc., constitute less than 2.0% of revenues and total assets (excluding goodwill and intangible assets which were integrated into the Company's systems and control environment), in the consolidated financial statement amounts as of and for the year ended September 30, 2024. We are in the process of evaluating Sierra's existing controls and procedures and integrating Sierra into our internal control over financial reporting. See Note 4 - *Sierra Acquisition*, in the Notes to the Consolidated Financial Statements for further discussion on the Sierra acquisition and its impact on our consolidated financial statements.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Our independent registered public accounting firm, Deloitte & Touche LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. Deloitte & Touche LLP has issued an attestation report, which is included at the end of this section.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Other inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

During the three months ended September 30, 2024, no change occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Liquidity Services, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Liquidity Services, Inc. and subsidiaries (the "Company") as of September 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended September 30, 2024, of the Company and our report dated December 12, 2024, expressed an unqualified opinion on those financial statements.

As described in the Management Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Sierra Auction Management Inc., which was acquired on January, 1, 2024, and whose financial statements constitute less than 2.0% of revenues and total assets (excluding goodwill and intangible assets which were integrated into the Company's systems and control environment), of the consolidated financial statement amounts as of and for the year ended September 30, 2024. Accordingly, our audit did not include the internal control over financial reporting at Sierra Auction Management, Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte and Touche LLP

McLean, Virginia

December 12, 2024

Item 9B. Other Information.

On August 21. 2024, Edward J. Kolodzieski, a member of Liquidity's Board of Directors, entered into a Rule 10b5-1 trading arrangement that provides for the sale of 30,000 shares of Liquidity Common Stock. The trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The duration of the trading arrangement is until the earlier of (1) August 22, 2025, (2) the date on which all transactions under the trading arrangement are completed, or (3) at such time as the trading arrangement is otherwise terminated or expires according to its terms.

On December 9, 2024, the Company's Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding shares of common stock through December 31, 2026. This authorization is in addition to the $7.6 million remaining under the September 8, 2023 authorization to repurchase up to $15.2 million in shares through December 31, 2025. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and the existence of alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission (the "SEC") and other applicable legal and regulatory requirements.

The repurchase program does not obligate the Company to acquire any particular amount of common shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference from the Company's Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2024.

Code of Ethics, Governance Guidelines and Committee Charters

We have adopted a Code of Conduct that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. The Code of Conduct is available on our website at http://investors.liquidityservices.com. We intend to disclose future amendments to certain provisions of the Code of Conduct, and waivers of the Code of Conduct granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Insider Trading Policy

We have adopted an Insider Trading Policy to assist the Company's employees and directors in complying with insider trading laws and protect the Company from legal liability and promote its business interest in maintaining its reputation for integrity. A copy of the policy is filed as Exhibit 19.1 to this Form 10-K. Under this policy, employees, officers and directors of the Company, as well as other persons who may have access to material nonpublic information, are prohibited from engaging in certain transactions relating to Company securities held by them.

Item 11. Executive Compensation.

Incorporated by reference from the Company's Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

Incorporated by reference from the Company's Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated by reference from the Company's Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2024.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference from the Company's Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 30, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   **Page**

(1)   The following documents related to the financial statements are filed as part of this report:

Report of Independent Registered Public Accounting Firm (PCAOB ID No.34)   62

Consolidated Balance Sheets as of September 30, 2024, and 2023   64

Consolidated Statements of Operations for the years ended September 30, 2024, 2023, and 2022   65

Consolidated Statements of Comprehensive Income for the years ended September 30, 2024, 2023, and 2022   66

Consolidated Statements of Stockholders' Equity for the years ended September 30, 2024, 2023, and 2022   67

Consolidated Statements of Cash Flows for the years ended September 30, 2024, 2023, and 2022   68

Notes to the Consolidated Financial Statements   69

(2)   The following financial statement schedule is filed as part of this report:
Schedules for the three years ended September 30, 2024, 2023, and 2022:

II—Valuation and Qualifying Accounts   99

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required or are inapplicable and therefore have been omitted.

(3)   The documents required to be filed as exhibits to this report under Item 601 of Regulation S-K are listed in the Exhibit Index included elsewhere in this report, which list is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Liquidity Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Liquidity Services, Inc. and subsidiaries (the "Company") as of September 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended September 30, 2024, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 12, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company earns revenue (1) on transactions where they resell inventory that they purchase from sellers, (2) from the sale of inventory that is sold on a consignment basis, and (3) from other non-consignment fee transactions. When acting as a principal, the Company purchases an asset or assets from a seller and then seeks to sell the asset or assets to a buyer. The Company then recognizes as purchase revenue the gross proceeds from the sale, including buyer's premiums. When the Company is acting as an agent, its performance obligation is to arrange for the seller to sell an asset or assets to the buyer directly. The Company recognizes consignment and other fee revenues based on the sales commissions that are paid to the Company by the sellers for utilizing the Company's services. Consideration is variable based on units, final auction prices, or other factors, until the buyer's purchase of the asset or assets is complete, or the service has been provided.

We identified a critical audit matter related to revenue transactions recorded, which required an increased extent of effort, including the need for us to involve professionals with expertise in information technology ("IT"), to identify, test, and evaluate the Company's systems, applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:

  o Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

  o Performed testing of system interface controls and automated controls relevant to the revenue processes.

- We tested internal controls within the relevant revenue processes, including those in place to reconcile the various systems to the Company's general ledger.

- We either developed an independent expectation of revenue and compared such expectation to the amounts recorded by the Company, or performed detailed transaction testing for a sample of revenue transactions, which included the following:

  o Agreeing the selected revenue transactions recognized to underlying source documents

  o Testing the classification of each transaction as either purchase revenue, where the Company acts as a principal and records revenue based on the gross value of the asset sale, or commission and other fee revenue, where the Company acts as an agent and records only the fee earned net of the sale transaction value.

/s/ Deloitte and Touche LLP

McLean, Virginia
December 12, 2024
We have served as the Company's auditor since 2021.

63

Liquidity Services, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands, Except Par Value)

		September 30,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	153,226	$	110,281
Short-term investments		2,310		7,891
Accounts receivable, net of allowance for doubtful accounts of $1,680 and $1,424		11,467		7,848
Inventory, net		17,099		11,116
Prepaid taxes and tax refund receivable		1,519		1,783
Prepaid expenses and other current assets		13,614		7,349
Total current assets		199,235		146,268
Property and equipment, net		17,961		17,156
Operating lease assets		12,005		9,888
Intangible assets, net		13,912		12,457
Goodwill		97,792		89,388
Deferred tax assets		1,728		7,050
Other assets		4,255		6,762
Total assets	$	346,888	$	288,970
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	58,693	$	39,115
Accrued expenses and other current liabilities		28,261		23,809
Current portion of operating lease liabilities		5,185		4,101
Deferred revenue		4,788		4,701
Payables to sellers		58,226		48,992
Total current liabilities		155,153		120,718
Operating lease liabilities		9,060		6,581
Other long-term liabilities		115		137
Total liabilities		164,328		127,436
Commitments and contingencies (Note 16)				
Stockholders' equity:				
Common stock, $0.001 par value; 120,000,000 shares authorized; 36,707,840 shares issued and outstanding at September 30, 2024; 36,142,346 shares issued and outstanding at September 30, 2023		37		36
Additional paid-in capital		275,771		265,945
Treasury stock, at cost; 6,015,496 shares at September 30, 2024, and 5,433,045 shares at September 30, 2023		(93,854)		(84,031)
Accumulated other comprehensive loss		(9,427)		(10,457)
Retained earnings (accumulated deficit)		10,033		(9,958)
Total stockholders' equity		182,560		161,533
Total liabilities and stockholders' equity	$	346,888	$	288,970

See accompanying notes to the consolidated financial statements.

64

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Data)

		Year Ended September 30,				
		2024		**2023**		**2022**
Purchase revenues	$	209,800	$	172,089	$	151,271
Consignment and other fee revenues		153,518		142,373	$	128,779
Total revenue		363,318		314,462		280,050
Costs and expenses from operations:						
Cost of goods sold (excludes depreciation and amortization)		178,152		142,322		119,407
Technology and operations		61,377		57,078		55,522
Sales and marketing		54,832		49,443		43,224
General and administrative		31,962		28,074		28,282
Depreciation and amortization		12,120		11,255		10,322
Fair value adjustment of acquisition earn-outs		—		—		(24,500)
Other operating expenses, net		1,471		186		388
Total costs and expenses		339,914		288,358		232,645
Income from operations		23,404		26,105		47,405
Interest and other income, net		(3,854)		(2,912)		(248)
Income before provision for income taxes		27,260		29,016		47,653
Provision for income taxes		7,269		8,039		7,329
Net income	$	19,991	$	20,978	$	40,324
Basic income per common share	$	0.66	$	0.68	$	1.25
Diluted income per common share	$	0.63	$	0.65	$	1.20
Basic weighted average shares outstanding		30,496,306		31,075,648		32,292,978
Diluted weighted average shares outstanding		31,634,192		32,074,561		33,719,424

See accompanying notes to the consolidated financial statements.

65

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(Dollars In Thousands)

	Year Ended September 30,					
	2024		**2023**		**2022**	
Net income	$	19,991	$	20,978	$	40,324
Other comprehensive income (loss):						
Defined benefit pension plan—unrecognized amounts		(485)		(1,411)		1,836
Foreign currency translation		1,516		1,238		(3,110)
Other comprehensive income (loss)		1,031		(173)		(1,274)
Comprehensive income	$	21,022	$	20,805	$	39,050

See accompanying notes to the consolidated financial statements.

66

Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars In Thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Loss)	Total
	Shares	Amount		Shares	Amount			
Balance at September 30, 2021	35,457,095	$ 35	$ 252,017	(2,222,083)	$ (36,628)	$ (9,011)	$ (71,398)	$ 135,015
Net income	—	—	—	—	—	—	40,324	40,324
Exercise of common stock options, grants of restricted stock awards, and vesting of restricted stock units	664,921	1	(1)	—	—	—	—	—
Taxes paid associated with net settlement of stock compensation awards	(140,202)	—	(2,805)	—	—	—	—	(2,805)
Common stock repurchases	—	—	—	(1,567,277)	(25,447)	—	—	(25,447)
Common stock surrendered in the exercise of stock options	—	—	478	(23,839)	(479)	—	—	(1)
Forfeiture of restricted stock awards	(257,757)	—	—	—	—	—	—	—
Stock compensation expense	0	—	8,586	—	—	—	—	8,586
Defined benefit pension plan—unrecognized amounts, net of taxes	—	—	—	—	—	1,836	—	1,836
Foreign currency translation	—	—	—	—	—	(3,110)	138	(2,972)
Balance at September 30, 2022	35,724,057	$ 36	$ 258,275	(3,813,199)	$ (62,554)	$ (10,285)	$ (30,936)	$ 154,536
Net income	—	—	—	—	—	—	20,978	20,978
Exercise of common stock options, grants of restricted stock awards, and vesting of restricted stock units	500,540	—	495	—	—	—	—	495
Taxes paid associated with net settlement of stock compensation awards	(82,252)	—	(1,261)	—	—	—	—	(1,261)
Common stock repurchases	—	—	—	(1,607,141)	(21,277)	—	—	(21,277)
Common stock surrendered in the exercise of stock options	—	—	200	(12,705)	(200)	—	—	—
Forfeiture of restricted stock awards	—	—	—	—	—	—	—	—
Stock compensation expense	—	—	8,235	—	—	—	—	8,235
Defined benefit pension plan—unrecognized amounts, net of taxes	—	—	—	—	—	(1,411)	—	(1,411)
Foreign currency translation	—	—	—	—	—	1,238	1	1,239
Balance at September 30, 2023	36,142,345	$ 36	$ 265,945	(5,433,045)	$ (84,031)	$ (10,458)	$ (9,958)	$ 161,533
Net income	—	—	—	—	—	—	19,991	19,991
Exercise of common stock options, grants of restricted stock awards, and vesting of restricted stock units	684,745	1	597	—	—	—	—	598
Taxes paid associated with net settlement of stock compensation awards	(119,250)	—	(2,254)	—	—	—	—	(2,254)
Common stock repurchases	—	—	—	(564,887)	(9,426)	—	—	(9,426)
Common stock surrendered in the exercise of stock options	—	—	397	(17,564)	(397)	—	—	—
Forfeiture of restricted stock awards	—	—	—	—	—	—	—	—
Stock compensation expense	—	—	11,087	—	—	—	—	11,087
Defined benefit pension plan—unrecognized amounts, net of taxes	—	—	—	—	—	(485)	—	(485)
Foreign currency translation and other	—	—	—	—	—	1,516	—	1,516
Balance at September 30, 2024	36,707,840	$ 37	$ 275,771	(6,015,496)	$ (93,854)	$ (9,427)	$ 10,033	$ 182,560

See accompanying notes to the consolidated financial statements.


Liquidity Services, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars In Thousands)


	Year Ended September 30,		
	2024	**2023**	**2022**
Operating activities			
Net income	$ 19,991	$ 20,978	$ 40,324
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,120	11,255	10,322
Change in fair value of earn-out liability	—	—	(24,500)
Stock compensation expense	11,087	8,191	8,482
Inventory adjustment to net realizable value	163	1,048	194
Provision for doubtful accounts	839	1,390	136
Deferred tax expense (benefit)	5,323	6,578	6,287
Impairment of long-lived and other non-current assets	—	—	31
(Gain) loss on disposal of property and equipment	(14)	(36)	(14)
Gain on disposal of lease assets	—	—	(240)
Changes in operating assets and liabilities:			
Accounts receivable	(4,269)	2,725	(6,290)
Inventory	4,949	(479)	441
Prepaid taxes and tax refund receivable	264	(152)	82
Prepaid expenses and other assets	(3,036)	(1,166)	(1,805)
Operating lease assets and liabilities	1,447	(228)	396
Accounts payable	8,374	(2,889)	1,548
Accrued expenses and other current liabilities	4,212	277	(2,653)
Deferred revenue	87	262	(185)
Payables to sellers	8,684	(581)	13,000
Other liabilities	—	(157)	(723)
Net cash provided by operating activities	70,221	47,016	44,833
Investing activities			
Purchases of property and equipment, including capitalized software	(8,907)	(5,386)	(8,121)
Purchase of short-term investments	(2,264)	(8,037)	(1,820)
Maturities of short-term investments	8,161	1,923	—
Cash paid for business acquisition, net of cash acquired	(13,157)	—	(11,164)
Other investing activities, net	54	68	21
Net cash used in investing activities	(16,113)	(11,432)	(21,084)
Financing activities			
Payments of the principal portion of finance lease liabilities	(89)	(101)	(99)
Payments of debt issuance costs	—	—	(91)
Proceeds from exercise of common stock options, net of tax	598	496	—
Taxes paid associated with net settlement of stock compensation awards	(2,254)	(1,262)	(2,806)
Payment of earn-out liability related to business acquisition	—	—	(3,500)
Common stock repurchases	(9,426)	(21,198)	(25,447)
Net cash used in financing activities	(11,171)	(22,065)	(31,943)
Effect of exchange rate differences on cash and cash equivalents	8	640	(2,019)
Net increase (decrease) in cash and cash equivalents	42,945	14,159	(10,213)
Cash and cash equivalents at beginning of year	110,281	96,122	106,335
Cash and cash equivalents at end of year	$ 153,226	$ 110,281	$ 96,122
Supplemental disclosure of cash flow information			
Cash paid for income taxes, net	$ 1,710	$ 1,590	$ 885
Non-cash: Common stock surrendered in the exercise of stock options	$ 397	$ 200	$ 479


See accompanying notes to the consolidated financial statements.


1. Organization

Liquidity Services, Inc. (Liquidity Services, the Company) is a leading global commerce company providing trusted online marketplace platforms that power the circular economy. We create a better future for organizations, individuals, and the planet by using technology to capture and unleash the intrinsic value of surplus. We connect millions of buyers and thousands of sellers through our leading e-commerce auction marketplaces, search engines, asset management software, and related services. Our comprehensive solutions enable the transparent, efficient, sustainable recovery of value from excess items owned by business and government sellers.

Our business delivers value to shareholders by unleashing the intrinsic value of surplus through our online marketplace platforms. These platforms ignite and enable a self-reinforcing cycle of value creation where buyers and sellers attract one another in greater numbers. The result of this cycle is a continuous flow of goods that becomes increasingly valuable as more participants join the platforms, thereby creating positive network effects that benefit sellers, buyers, and shareholders.

Liquidity Services was incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in early 2000.

On January 1, 2024, the Company acquired Sierra Auction Management, Inc. (Sierra), an Arizona corporation based in Phoenix, AZ. Sierra is a full-service auction company specializing in the sale of vehicles, equipment and surplus assets for government agencies, commercial businesses, and charities. See Note 4 – *Sierra Acquisition* for more information regarding this transaction.

On November 1, 2021, our GovDeals segment acquired Bid4Assets, Inc. (Bid4Assets), a Maryland corporation based in Silver Spring, MD. Bid4Assets is a leading online marketplace focused on conducting foreclosed real estate auctions. See Note 3 - *Bid4Assets Acquisition* for more information regarding this transaction.

Reportable Segments

The Company has four operating and reportable segments under which we conduct business: GovDeals, Capital Assets Group (CAG), Retail Supply Chain Group (RSCG), and Machinio. Further information and operating results of our reportable segments can be found in Note 17 - *Segment Information*.

- *GovDeals*. The GovDeals reportable segment provides solutions that enable government entities including city, county, state and federal agencies located in the United States and Canada and related commercial businesses to sell surplus property and real estate assets through our GovDeals, Bid4Assets and Sierra marketplaces; see Note 3 - *Bid4Assets Acquisition* and Note 4 - *Sierra Acquisition*, respectively.

- *RSCG*. The RSCG reportable segment consists of marketplaces that enable corporations located in the United States and Canada to sell excess, returned, and overstocked consumer goods. RSCG also offers a suite of services that includes returns management, asset recovery, and e-commerce solutions. This segment uses multiple selling channels across our network of marketplaces and others to optimize the best combination of velocity, volume, and value. This segment primarily conducts its business-to-business sales on its Liquidation.com marketplace and through Direct Sales, and direct-to-consumer sales on its AllSurplus Deals and Secondipity marketplaces and other third-party sales channels.

- *CAG*. The CAG reportable segment enables commercial businesses to sell surplus assets on our AllSurplus marketplace. The core verticals in which CAG operates include industrial manufacturing, oil and gas, heavy equipment, biopharma, and electronics. CAG also offers a suite of services that includes surplus management, asset valuation, asset sales and marketing. CAG benefits from a global base of buyers and sellers enabling the sale and redeployment of assets wherever they're most likely to generate the best value and highest use across the world. This segment primarily uses the AllSurplus and GovDeals marketplaces.

- *Machinio*. The Machinio reportable segment operates a global search engine platform for listing equipment for sale in the construction, machine tool, processing, transportation, printing, agriculture, and laboratory/medical sectors. Machinio also offers the Machinio System service that provides equipment sellers with a suite of software tools that includes website hosting, email marketing, and inventory management, to support and enable equipment sellers' online business.

The Company's operations are subject to certain risks and uncertainties, many of which are associated with technology-oriented companies, including, but not limited to, the Company's dependence on use of the Internet; the effect of general business and economic trends including inflationary pressures and impacts from interest rate changes; armed conflicts around the world; the Company's susceptibility to rapid technological change; actual and potential competition by entities with greater financial and other resources; and the potential for the commercial sellers from which the Company derives a significant portion of its inventory to change the way they conduct their disposition of surplus assets or to otherwise terminate or not renew their contracts with the Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect amounts in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In addition, in the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation of the results for the periods presented have been included.

Business Combinations

The Company recognizes all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price (i.e., working capital adjustments) or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill, with the exception of contingent consideration, which is recognized in the Consolidated Statements of Operations in the period it is modified. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date, are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in capital as required.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with an initial maturity of three months or less to be cash equivalents and are included as a current asset in the line-item Cash and cash equivalents within our Consolidated Balance Sheets. Interest income earned through our cash and cash equivalents are recorded to Interest and other income, net within the Consolidated Statements of Operations.

Short-term Investments

The Company's short-term investments are designated as held-to-maturity investment securities, recorded at amortized cost, and are included as a current asset in the line-item Short-term investments within our Consolidated Balance Sheets as their maturity is less than one year from the balance sheet date. Interest income earned through our short-term investments are recorded to Interest and other income, net within the Consolidated Statements of Operations.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Changes in allowances, which are included in Sales and marketing

70

within the Consolidated Statements of Operations, are based on management's judgment, which considers historical bad debt experience, a specific review of all significant outstanding invoices, customer-specific information and relevant conditions, and an assessment of general economic conditions. As of September 30, 2024, the Company's bad debt allowance was $1.7 million.

Inventory

Inventory consists of property obtained for resale, generally through the online auction process, and is stated at the lower of cost or net realizable value in the line-item Inventory, net on the Consolidated Balance Sheets. Cost is generally determined using the specific identification method. Costs associated with our warehouse operations are expensed as incurred and included within Technology and operations expenses in the Consolidated Statements of Operations. Charges for unsellable inventory, as well as for inventory written down to net realizable value, are included in Cost of goods sold in the period in which they have been determined to occur. As of September 30, 2024, the Company's Inventory, net on its Consolidated Balance Sheet reflects immaterial adjustments to net realizable value. As of September 30, 2023, the Company's Inventory, net on its Consolidated Balance Sheet reflects adjustments to net realizable value of $1.0 million.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include the short-term portion of contract assets (described in "Contract Assets and Liabilities"), capitalized sales commissions paid (described in "Contract Costs"), recoverable value-added tax, as well as other miscellaneous prepaid expenses.

Property and Equipment

Property and equipment are recorded at cost, and depreciated or amortized on a straight-line basis over the following estimated useful lives:

Computers and purchased software	One to five years
Equipment	Two to five years
Furniture and fixtures	Five to seven years
Internally developed software for internal-use	Two to five years
Leasehold improvements	Shorter of lease term or useful life
Buildings	Thirty-nine years
Vehicles	Five years
Land	Not depreciated

Leases

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract provides the right to control the use of an identified asset for a period of time.

Lease assets and liabilities are recognized at the lease commencement date at an amount equal to the present value of the lease payments to be made over the lease term. The lease payments represent the combination of lease and nonlease components. The discount rate used to determine the present value is the Company's incremental borrowing rate for a duration that is consistent with the lease term, as the rates implicit in the Company's leases are generally not determinable. The Company's incremental borrowing rate is estimated using publicly available information for companies with comparable financial profiles, adjusted for the impact of collateralization. The lease term includes the impacts of options to extend or terminate the lease only if it is reasonably certain that the option will be exercised.

Lease expense related to operating lease assets and liabilities is recognized on a straight-line basis over the lease term. Lease expense related to finance lease assets is recognized on a straight-line basis over the shorter of the useful life of the asset or the lease term, while lease expense related to finance lease liabilities is recognized using the interest method. Lease-related payments not included in the determination of the lease assets and liabilities, such as variable lease payments, are expensed as incurred.

Lease assets and liabilities are not recognized when the lease term is 12 months or less; however, short-term lease expense is still recognized on a straight-line basis over the lease term.

Balances related to the Company's operating leases are included within Operating lease assets, Current portion of operating lease liabilities, and Operating lease liabilities (non-current portion of operating lease liabilities) on the Consolidated Balance Sheets.

Balances related to the Company's finance leases are included within Other assets (finance lease assets), Accrued expenses and other current liabilities (current portion of finance lease liabilities), and Other long-term liabilities (non-current portion of finance lease liabilities) on the Consolidated Balance Sheets.

Lease assets are assessed for impairment in accordance with the Company's accounting policy for the impairment of long-lived assets.

Intangible Assets

Intangible assets consist of customer and supplier relationships, technology, trade names, and other intangibles (comprised of patents and related assets). Intangible assets are amortized using the straight-line method over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by comparing the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Goodwill

Goodwill represents the costs in excess of the fair value of net assets acquired through acquisitions by the Company. The Company reviews goodwill for impairment annually on July 1, or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or the loss of a significant contract.

In evaluating goodwill for impairment, the Company may first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further testing of goodwill assigned to the reporting unit is required. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company applies a fair value-based test.

In applying a fair value-based test, the Company determines the fair value of each of its reporting units and compares that amount to the carrying amount of the respective reporting units, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, no impairment loss is recognized. If, instead, the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in the amount of the excess carrying value.

Deferred Revenue

Deferred revenue is primarily derived from Machinio Advertising and System subscriptions that range primarily from one to twenty-four months. Subscription fees are recognized ratably over the term of the agreements.

Revenue Recognition

In the Consolidated Statements of Operations, revenue from the resale of inventory that the Company purchases from sellers is recognized within Purchase revenues. Revenue from the sale of inventory that the Company sells on a consignment basis, and other non-consignment fee revenue, which includes Machinio's subscription services, is recognized within Consignment and other fee revenues.

The Company recognizes revenue when or as performance obligations are satisfied and control is transferred to the customer. Revenue is recognized in the amount that reflects the consideration to which the Company expects to be entitled.

Revenue is also evaluated to determine whether the Company should report the gross proceeds as revenue, when the Company acts as the principal in the arrangement, or the Company should report its revenue on a net basis, when the Company acts as an agent. Specifically, when other parties are involved in providing goods or services to a customer, the Company must determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself, or to arrange for another party to provide them. The Company evaluates the following factors to determine if it is acting as a principal: (a) whether the Company is primarily responsible for fulfilling the promise to provide the asset or assets; (b) whether the Company has inventory risk of the asset or assets before they are transferred to the buyer; and (c) whether the Company has discretion in establishing the price for the asset or assets.

The Company enters into contracts with buyers and sellers. The Company has master agreements with some sellers pertaining to the sale of a flow of surplus assets over the term of the master agreement; however, a revenue contract for accounting purposes exists when the Company agrees to sell a specific asset or assets. When acting as a principal (a "purchase" arrangement), the Company purchases an asset or assets from a seller and then the Company seeks to sell the asset or assets to a buyer. The Company recognizes as Purchase revenues the gross proceeds from the sale, including buyer's premiums. In purchase arrangements, the contract with the seller is not a revenue contract in the scope of the revenue recognition guidance; rather, it is a purchase of inventory.

When the Company is acting as an agent (a "consignment" arrangement), its performance obligation is to arrange for the seller to sell an asset or assets to the buyer directly. The Company recognizes Consignment revenues, which are composed of buyer's premiums and/or sales commissions, based on the amounts that are paid to the Company by the buyers and sellers for utilizing the Company's services, which represent a percentage of the gross transaction proceeds.

For the Company's CAG segment, certain transactions may involve cooperation with third parties to satisfy the performance obligation of arranging for the sale of assets to a buyer, with proceeds shared among the parties. When a seller requests multiple parties to fulfill its performance obligation, the Company recognizes revenue in the amount of the portion of purchase or consignment proceeds to be retained by the Company. When the Company controls whether to use third parties to fulfill its performance obligation, it is considered the principal and revenue is recognized on a gross basis, with amounts due to third parties recognized as an expense.

In both purchase and consignment arrangements, the Company sometimes provides varying levels of services to the seller, such as returns management, refurbishment of assets, or valuation services. These services are considered integrated with the broader performance obligation to sell the seller's assets to a buyer. Other services provided to sellers are not capable of being distinct, like providing access to the Company's e-commerce marketplaces or promoting the asset or assets for sale, because they could not benefit the seller separately from the sale of their assets.

The consideration received from buyers and sellers includes (a) buyer's premiums, (b) seller's commissions, and (c) fees for services, including reimbursed expenses. Consideration is variable based on units, final auction prices, or other factors, until the buyer's purchase of the asset or assets is complete, or the service has been provided. Recognition of variable consideration that is based on the results of auctions or purchases by buyers is constrained until those transactions have been finalized. The Company estimates and recognizes amounts related to sales returns, discounts, or rebates promised to customers, and reimbursed expenses; however, those estimates are not significant relative to the Company's consolidated revenues. Revenue is recognized when or as the performance obligation is satisfied. Variable consideration is allocated to individual performance obligations when the variable consideration is related to satisfying that performance obligation. The Company's revenue is generally recorded subsequent to receipt of payment authorization, utilizing credit cards, wire transfers and other methods of payments. Goods are generally not shipped before payment is received. For certain transactions, payment is due upon invoice and the payment terms vary depending on the segments.

73

The Company collects and remits sales taxes on merchandise that it purchases and sells and has elected the practical expedient to exclude such sales tax amounts from the transaction price. The Company also provides shipping and handling services in some arrangements and has elected the practical expedient to treat those activities as fulfillment costs and will recognize the costs of these services at the time revenue is recognized for the related assets sold. If the Company is acting as a principal for the combined obligation, amounts received from customers for shipping are recognized as Revenue, and amounts paid for shipping are recognized as Costs of goods sold. If the Company is acting as an agent for the combined obligation, shipping revenue and costs will be netted and recognized within Costs of goods sold.

The Company's purchase and consignment performance obligations are satisfied at the point in time when control of the asset is transferred to the buyer or when the service is completed. The Company determines when control has transferred by evaluating the following five indicators: (a) whether the Company has a present right to payment for the asset or assets; (b) whether the buyer has legal title to the asset; (c) whether the buyer has physical possession of the asset or assets; (d) whether the buyer has the significant risks and rewards of ownership; and (e) whether the buyer has accepted the asset or assets.

For the Company's Machinio segment, the performance obligation has been identified as the stand ready obligation to provide access to the Machinio subscription services, which it satisfies over time and recognizes as other fee revenues. As of September 30, 2024, the Machinio segment had a remaining performance obligation of $4.8 million; the Company expects to recognize the substantial majority of that amount as Fee Revenue over the next 12 months.

Cost of Goods Sold

Cost of goods sold includes direct and incremental costs of purchasing inventory, transporting property for auction, shipping and handling costs, and credit card and other transaction fees. For transactions where the Company resells inventory that was purchased from sellers, the cost of goods sold includes the cost of that inventory, generally using specific identification. There are no inventory costs associated with consignment sales.

Contract Assets and Liabilities

Contract assets reflect an estimate of expenses that will be reimbursed upon settlement with a seller. The contract asset balance was $1.5 million and $0.9 million as of September 30, 2024 and 2023, respectively, and is included in the line-item Prepaid expenses and other current assets on the Consolidated Balance Sheets.

Contract liabilities reflect obligations to provide services for which the Company has already received consideration and generally arise from upfront payments received in connection with Machinio's subscription services. The contract liability balance was $4.8 million and $4.7 million as of September 30, 2024 and 2023, respectively, and is included in the line-item Deferred revenue on the Consolidated Balance Sheet. Of the September 30, 2023 contract liability balance, $4.6 million was earned as Fee Revenue during the year ended September 30, 2024.

Contract Costs

Contract costs relate to sales commissions paid on subscription contracts that are capitalized within our Machinio segment. Contract costs are amortized over the expected life of the customer contract. The contract cost balance was $2.3 million and $2.2 million as of September 30, 2024 and 2023, respectively, and is included in the line-item Prepaid expenses and other current assets and Other assets on the Consolidated Balance Sheets. Amortization expense was $1.6 million and $1.3 million during the year ended September 30, 2024 and 2023, respectively.

Risk Associated with Certain Concentrations

For the majority of buyers that receive goods before payment to the Company is made, credit evaluations are performed; however, for the remaining buyers, goods are not shipped before payment is made, and as a result the Company is not subject to significant collection risk from those buyers.

For consignment sales transactions, funds are typically collected from buyers and are held by the Company on the sellers' behalf. The funds are included in Cash and cash equivalents on the Consolidated Balance Sheets. The Company releases the funds to the seller, less the Company's commission and other fees due, through Accounts payable after the buyer has accepted the goods or within 30 days, depending on the state where the buyer and seller conduct business.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in banks within non-interest bearing, interest-bearing, and earnings allowance checking accounts, as well as cash equivalent money market funds, all of which exceed the applicable U.S. federal (FDIC and/or SIPC) and local jurisdiction (foreign banking institutions) insurance limits, and Accounts receivable.

The Company deposits its cash in interest bearing checking accounts, acquires cash equivalent money market funds, and holds short-term investments designated as held-to-maturity investment securities, each with financial institutions that the Company considers to be of high credit quality. Management continually monitors the financial institutions with whom we conduct business and responds appropriately, when necessary, to manage potential risk exposure to our cash balances above the insurance limits.

We have multiple vendor contracts with Amazon.com, Inc. under which we acquire and sell commercial merchandise. While purchase model transactions account for less than 20% of our total GMV, the cost of inventory for purchase model transactions is the most significant component of our consolidated Costs of goods sold. $12.2 million and $5.8 million of inventory purchased under such contracts with Amazon.com, Inc. is included in our Consolidated Inventory balances as of September 30, 2024 and 2023, respectively. Our vendor contracts with respect to sourcing or consigning merchandise for our RSCG segment generally reflect the concentration dynamics inherent to the retail industry.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence to estimate whether future taxable income will be generated to permit use of the existing deferred tax asset. The resulting net tax asset reflects management's estimate of the amount that will be realized.

The Company applies the authoritative guidance related to uncertainty in income taxes. Accounting Standards Codification (ASC) 740 states that a benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of technical merits. The Company's policy is to recognize interest and penalties in the period in which they occur in the income tax provision. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and in foreign jurisdictions including, among others, Canada and the U.K.

Stock-Based Compensation

The Company has incentive plans under which stock options, restricted stock units, restricted stock awards, and stock appreciation rights are issued. The awards issued can contain service conditions, performance conditions based upon Company financial results, and/or market conditions based upon changes in the Company's stock price.

Service- and performance-based stock awards are measured at fair value on their grant date. Stock options and stock appreciation rights are measured at fair value using the Black-Scholes option-pricing model; however, because the stock appreciation rights are cash settled, they are also measured at fair value in each reporting period. The Black-Scholes option-pricing model includes assumptions for the expected term, volatility, and dividend yield, each of which are determined in reference to the Company's historical results. Where applicable, the expected term assumption is derived separately for homogenous groups within the overall award population. Restricted stock units and restricted stock awards are measured at fair value using the closing price of the Company's stock on the grant date. For service-based stock awards, the Company recognizes expense on a straight-line basis over the service period, which is generally a period of one to four years. For performance-based stock awards, the Company recognizes expense on a straight-line basis over the derived service period expected to be required to achieve the performance condition. The Company records a cumulative adjustment to compensation expense for performance-based awards if there is a change in determination of whether it is probable that the performance condition will be achieved.

Market-based stock awards are measured at fair value on their grant date using a Monte Carlo simulation. The Monte Carlo simulation includes assumptions for the expected term, volatility, and dividend yield, each of which are determined in reference to the Company's historical results. For market-based stock option and restricted stock awards, the Company recognizes expense on a straight-line basis over the derived service period determined by the Monte Carlo simulation, for each stock price target within the award. The Company accelerates expense when a stock price target is achieved prior to the derived service period. The Company, however, does not reverse expense recognized if the stock price target(s) are not ultimately achieved, as required by equity accounting for market-based awards. For market-based stock appreciation rights, because they are cash settled, they are measured at fair value in each reporting period. The Company recognized expense on a straight-line basis over the derived service period determined by the Monte Carlo simulation in each reporting period, for each stock price target within the award. The Company accelerates expense when a stock price target is achieved prior to the derived service period, and reverses expense recognized if the stock price target(s) are not ultimately achieved, as required by liability accounting for market-based awards.

The Company recognizes the impact of forfeitures in the period they occur.

Compensation expense from the stock awards is included in the same lines on the Consolidated Statements of Operations as the cash compensation to the employees receiving the stock awards.

Excess tax benefits realized from stock awards are reported as cash flows from operating activities on the Consolidated Statements of Cash Flows.

Advertising Costs

Advertising expenditures are expensed as incurred. Advertising costs charged to expense were $5.2 million, $4.5 million, and $4.6 million for the years ended September 30, 2024, 2023, and 2022, respectively.

Treasury Stock

Treasury stock is presented at cost, including any applicable excise taxes, commissions and fees, as a reduction of stockholders' equity in the Consolidated Balance Sheets and Consolidated Statement of Stockholders' Equity. Treasury stock held by us may be retired or reissued in the future.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is primarily the local currency. The translation of the subsidiary's financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recognized in Accumulated other comprehensive loss, a separate component of stockholders' equity. Realized and unrealized foreign currency transaction gains and losses are included in Interest and other income, net in the Consolidated Statements of Operations.

Accumulated Other Comprehensive Loss

The following table shows the changes in accumulated other comprehensive loss, net of taxes (in thousands):

	Foreign Currency Translation Adjustments		Net Change Pension and Other Postretirement Benefit Plans		Accumulated Other Comprehensive (Loss) Income	
Balance at September 30, 2021	$	(7,484)	$	(1,527)	$	(9,011)
Current-period other comprehensive income (loss)		(3,110)		1,836		(1,274)
Balance at September 30, 2022		(10,594)		309		(10,285)
Current-period other comprehensive (loss)		1,238		(1,411)		(173)
Balance at September 30, 2023		(9,356)		(1,102)		(10,458)
Current-period other comprehensive (loss)		1,516		(485)		1,031
Balance at September 30, 2024	$	(7,840)	$	(1,587)	$	(9,427)

Recent Accounting Pronouncements

Accounting Standards Adopted

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments (Topic 326)*. The majority of the Company's sales require payment in advance of the sale, but a limited number of buyers are approved to conduct sales on credit. Accounts receivables related to those sales are generally short-term in nature and do not require the posting of collateral. The Company estimates its allowances for expected credit loss based on historical collection trends, the age of outstanding receivables, existing economic conditions, and the specific facts and circumstances of individual customers. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due account balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amounts due. The Company adopted the new standard effective October 1, 2023. The adoption of ASU 2016-13 did not have a material impact on our consolidated financial statements.

Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. It will require organizations to provide enhanced disclosures primarily regarding significant segment expenses. The guidance will be effective for the Company beginning with its Annual Report on Form 10-K for the fiscal year ending September 30, 2025. The guidance is required to be applied on a retrospective basis, with all such required disclosures to be made with regard to all fiscal years presented in the financial statements. The Company is currently evaluating the effect that the adoption of this ASU may have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU will require organizations to disclose specific categories in their tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The guidance will be effective for the Company beginning with its Annual Report on Form 10-K for the fiscal year ending September 30, 2026. The guidance is required to be applied on a prospective basis; however, retrospective application is permitted. The Company is currently evaluating the effect that the adoption of this ASU may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses*. This ASU will require organizations to disaggregate certain expense captions an entity presents on the face of the income statement into specific categories in disclosures within the footnotes to the financial statements. This guidance will be effective for the Company beginning with its Annual Report on Form 10-K for the fiscal year ending September 30, 2028. The guidance is required to be applied on a prospective basis; however, retrospective application is permitted. The Company is currently evaluating the effect that the adoption of this ASU may have on its consolidated financial statements.

3. Bid4Assets Acquisition

On November 1, 2021, our GovDeals segment purchased all of the issued and outstanding shares of stock of Bid4Assets, Inc. (Bid4Assets), a Maryland corporation. Bid4Assets is a leading online marketplace focused on conducting foreclosed real estate auctions. The results of Bid4Assets' operations are included within our GovDeals reportable segment and reporting unit.

The acquisition date fair value of the consideration transferred to the former shareholders of Bid4Assets was approximately $42.7 million consisting of $14.7 million in cash (net of working capital adjustments totaling $0.3 million) and earn-out consideration with a fair value of $28.0 million. Former shareholders of Bid4Assets were eligible to receive earn-out consideration of up to $37.5 million in cash, payable based on Bid4Assets' achievement of trailing twelve-month EBITDA targets measured at the end of each calendar quarter until the quarter ended December 31, 2022.

The Company's allocation of the purchase price to the assets acquired and liabilities assumed as of the Bid4Assets acquisition date of November 1, 2021, was as follows:

(in thousands)		Fair Value
Cash and cash equivalents	$	3,576
Intangible assets		16,500
Other assets		346
Total assets acquired		20,422
Payables to sellers		3,715
Operating lease liabilities		204
Deferred tax liabilities		3,847
Total liabilities assumed		7,766
Net identifiable assets acquired	$	12,656
Goodwill		30,083
Total consideration transferred	$	42,739

The excess of purchase consideration over the fair value of assets acquired and liabilities assumed was recorded as Goodwill. The Goodwill associated with our acquisition includes the acquired assembled work force, and the value associated with the opportunity to leverage the workforce to continue to grow by adding additional customer relationships or new solutions in the future. Based on management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, Goodwill of approximately $30.1 million was recorded. The total Goodwill arising from the acquisition is included in the GovDeals reportable segment and reporting unit and is not deductible for tax purposes.

The known intangible assets acquired were determined to consist of, and fair valued at, the following:

(in thousands)	Useful Life (in years)		Fair Value
Contract intangibles	8	$	13,900
Developed software	3		2,200
Trade name	3		400
Total identifiable intangible assets		$	16,500

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Contract Intangibles

We recorded contract intangibles separately from goodwill based upon determination of the length, strength, and contractual nature of the relationship that Bid4Assets shared with its suppliers. We valued the contract intangibles using the multi-period excess earnings method, an income approach valuation model. The significant assumptions used in the income approach includes estimates about future expected cash flows from supplier contracts, the attrition rate, and the discount rate. We are amortizing the contract intangibles, valued at $13.9 million, on a straight-line basis over a useful life of eight years, which is materially consistent with the expected pattern of economic benefit.

Developed Software

Developed software primarily consists of intellectual property of the Bid4Assets e-commerce marketplace and associated mailing lists. We valued the developed software by applying the relief-from-royalty method, an income approach valuation model. The significant assumptions used in the relief-from-royalty method include estimates about future expected cash flows from the developed software, the royalty rate, the obsolescence factor and the discount rate. We are amortizing the acquired developed technology, valued at $2.2 million, on a straight-line basis over a useful life of three years, which is materially consistent with the expected pattern of economic benefit.

Trade Name

We valued the trade name acquired using a relief-from-royalty method. The significant assumptions used in the relief-from-royalty method include future expected cash flows from the trade name, the royalty rate, and the discount rate. We are amortizing the trade name, valued at $0.4 million, on a straight-line basis over a useful life of three years, which is materially consistent with the expected pattern of economic benefit.

Contingent Consideration

During the year ended September 30, 2022, and as a result of the acquisition of Bid4Assets, the Company recorded contingent consideration in the amount of $28.0 million on its Consolidated Balance Sheets. Through and as of the final measurement period ended December 31, 2022, $3.5 million in earn-out payments were made. See further discussion of this matter within Note 14 - *Fair Value Measurement*.

Other Information

Revenue, net income (loss), and pro forma information related to the Bid4Assets acquisition was immaterial to the consolidated financial statements and its related notes for the years ended September 30, 2024, 2023, and 2022.

4. Sierra Acquisition

On January 1, 2024, the Company acquired all the issued and outstanding equity securities associated with Sierra Auction Management, Inc. (Sierra), a full-service auction company specializing in the sale of vehicles, equipment and surplus assets for government agencies, commercial businesses, and charities. Total preliminary purchase consideration was approximately $13.7 million paid in cash. As of September 30, 2024, the Company's purchase price allocation related to this acquisition is preliminary and subject to revision as additional information is obtained about the facts and circumstances that existed as of the acquisition date.

In connection with its acquisition of Sierra, the Company preliminarily recorded the fair value of acquired supplier relationships and trade name assets for $5.1 million and $0.3 million, respectively, and goodwill of $7.9 million. The supplier relationships and trade name will be amortized on a straight-line basis over a useful life of six and three years, respectively. The total goodwill arising from the acquisition is included in the GovDeals reportable segment and is deductible for tax purposes.

Sierra's financial results are reported within the GovDeals reportable segment. Revenue, net income (loss), and pro forma information related to the Sierra acquisition was immaterial to the consolidated financial statements and its related notes for the year ended September 30, 2024.

5. Earnings Per Share

The Company calculates basic EPS by dividing net income by the weighted-average number of common shares outstanding during the reporting period, excluding unvested restricted stock awards.

The Company calculates diluted net income per share by dividing net income by the weighted-average number of common shares and potentially dilutive common shares outstanding during the reporting period using the treasury stock method.

The Company's potentially dilutive common shares include stock options, restricted stock units, and restricted stock awards. For such awards that have performance- or market-conditions, they are considered dilutive only when those performance- or market-conditions have been satisfied as of the reporting date; however, in periods of a net loss, the Company's diluted EPS will equal its basic EPS, as all its potential common shares are anti-dilutive in that case. In periods of net income, the calculation of diluted net income per share will exclude all anti-dilutive common shares.

The computation of basic and diluted net income per share is as follows:

	Year Ended September 30,		
	2024	2023	2022
Numerator:			
Net income	$ 19,991	$ 20,978	$ 40,324
Denominator:			
Basic weighted average shares outstanding	30,496,306	31,075,648	32,292,978
Dilutive impact of stock options, RSUs and RSAs	1,137,886	998,913	1,426,446
Diluted weighted average shares outstanding	31,634,192	32,074,561	33,719,424
Basic income per common share	$ 0.66	$ 0.68	$ 1.25
Diluted income per common share	$ 0.63	$ 0.65	$ 1.20
Stock options, RSUs and RSAs excluded from income per diluted share because their effect would have been anti-dilutive	1,286,030	1,808,606	1,009,288

6. Property and Equipment

Property and equipment, including equipment under capital lease obligations, consists of the following:

	September 30,	
	2024	2023
	(in thousands)	
Computers and purchased software	$ 2,351	$ 2,151
Developed software for internal-use	30,341	25,820
Equipment	10,177	9,337
Leasehold improvements	4,182	2,979
Building	2,203	2,158
Furniture and fixtures	391	413
Vehicles	1,536	1,383
Land	754	754
Construction in progress	3,030	2,249
Total property and equipment	54,965	47,244
Less: Accumulated depreciation and amortization	(37,004)	(30,088)
Total property and equipment, net	$ 17,961	$ 17,156

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Depreciation and amortization expense related to property and equipment for the years ended September 30, 2024, 2023, and 2022, was $8.1 million, $7.4 million, and $6.5 million, respectively. Included in those amounts is amortization of internally developed software for internal use of $6.0 million, $5.6 million, and $4.7 million, respectively.

The Company did not record impairment charges on material property and equipment during the years ended September 30, 2024, 2023, and 2022.

7. Leases

The Company has operating leases for its corporate offices, warehouses, vehicles and equipment.

The operating leases have remaining terms of up to 4.7 years. Some of the leases have options to extend or terminate the leases. The exercise of such options is generally at the Company's discretion. The lease agreements do not contain any significant residual value guarantees or restrictive covenants. The Company also subleases excess corporate office space. The Company's finance leases and related balances are not significant.

The components of lease expense are:

	September 30,	
	2024	2023
Finance lease – lease asset amortization	$ 70	$ 78
Finance lease – interest on lease liabilities	11	11
Operating lease cost	5,457	5,328
Short-term lease cost	318	413
Variable lease cost [1]	1,458	1,300
Sublease income	(19)	(88)
Total net lease cost	$ 7,295	$ 7,042

[1] Variable lease costs primarily relate to the Company's election to combine non-lease components such as common area maintenance, insurance and taxes related to its real estate leases. To a lesser extent, the Company's equipment leases have variable costs associated with usage and subsequent changes to costs based upon an index.

Maturities of lease liabilities are:

	September 30, 2024	
	Operating Leases	Finance Leases
2025	$ 5,877	$ 86
2026	4,204	83
2027	2,404	30
2028	2,050	7
2029	1,196	—
Thereafter	—	—
Total lease payments [1]	15,731	206
Less: imputed interest [2]	$ (1,481)	$ (14)
Total lease liabilities	$ 14,250	$ 192

[1] The weighted average remaining lease term is 3.3 years for operating leases and 2.4 years for finance leases as of September 30, 2024, and 2.8 years for operating leases and 2.9 years for finance leases as of September 30, 2023.

[2] The weighted average discount rate is 6.1% for operating leases and 5.6% for finance leases as of September 30, 2024, and 6.2% for operating leases and 5.6% for finance leases as of September 30, 2023.

Supplemental disclosures of cash flow information related to leases are:

| | Years Ended September 30, | | | |
	2024		**2023**	
Cash paid for amounts included in operating lease liabilities	$	4,667	$	4,754
Cash paid for amounts included in finance lease liabilities	$	100	$	101
Non-cash: lease liabilities arising from new operating lease assets obtained	$	5,695	$	725
Non-cash: lease liabilities arising from new finance lease assets obtained	$	57	$	—
Non-cash: adjustments to lease assets and liabilities[1]	$	395	$	418

[1] These include adjustments due to lease modifications, renewals, and other related adjustments.

Lease liabilities increased during the year ended September 30, 2024, due to the commencement of a lease for new warehouse space in Brownsburg, Indiana during the period, as well as new leases relating to the Sierra acquisitions; see Note 3 - *Sierra Acquisition* for further information.

8. Goodwill

The carrying value and changes in the carrying value of goodwill attributable to each reportable segment were as follows:

Goodwill (in thousands)	GovDeals		CAG		Machinio		Total	
Balance at September 30, 2021	$	23,731	$	21,583	$	14,558	$	59,872
Addition: Bid4Assets acquisition		30,083		—		—		30,083
Translation adjustments		—		(1,045)		—		(1,045)
Balance at September 30, 2022	$	53,814	$	20,538	$	14,558	$	88,910
Translation adjustments		—		478		—		478
Balance at September 30, 2023	$	53,814	$	21,016	$	14,558	$	89,388
Addition: Sierra acquisition	$	7,869	$	—	$	—	$	7,869
Translation adjustments		—		535		—		535
Balance at September 30, 2024	$	61,683	$	21,551	$	14,558	$	97,792

The increase in the goodwill balance of approximately $7.9 million at the GovDeals reportable segment and reporting unit during the year ended September 30, 2024, is due to the Sierra acquisition; see Note 4 - *Sierra Acquisition* for further information.

The increase in the goodwill balance of approximately $30.1 million at the GovDeals reportable segment and reporting unit during the year ended September 30, 2022, is due to the Bid4Assets acquisition; see Note 3 - *Bid4Assets Acquisition* for further information.

Accumulated goodwill impairment losses as of September 30, 2024 and 2023 were $168.6 million.

Impairment Analysis

Goodwill is tested for impairment at the beginning of the fourth quarter and during interim periods whenever events or circumstances indicate that the carrying value may not be recoverable. As of July 1, 2024, the Company performed its annual impairment test qualitatively and concluded that it was more likely than not that the fair value of each reporting unit exceeded their carrying amounts. The Company did not record impairment charges on goodwill during the years ended September 30, 2024, 2023, and 2022.

The Company did not identify any indicators of impairment that required an interim goodwill impairment test during the three months ended September 30, 2024.

9. Intangible Assets

Intangible assets consist of the following:

(in thousands)	Useful Life (in years)	Weighted average useful Life (in years)	September 30, 2024			September 30, 2023		
			Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer and supplier relationships	6 - 8	7	$ 22,100	$ (8,805)	$ 13,295	$ 17,000	$ (6,043)	$ 10,957
Technology	3 - 5	3	4,900	(4,839)	61	4,900	(4,105)	795
Trade names	3 - 7	5	2,200	(1,803)	397	1,900	(1,381)	519
Other intangibles	10	10	897	(738)	159	875	(689)	186
Total intangible assets, net			$ 30,097	$ (16,185)	$ 13,912	$ 24,675	$ (12,218)	$ 12,457

The Company has reclassified certain assets within the footnote for presentation purposes only, as well as renamed certain accounts. No changes have been made to the assets' respective underlying recorded amounts or useful lives, and there has been no effect on the current nor prior year financial results. What was previously classified as "Contract intangibles" is now "Customer and supplier relationships". The Company has reclassified Brand intangibles from "Technology" and is now included within the "Trade names" intangible asset type. Previously reported "Patents and trademarks" have been separated such that "Other intangibles" are now comprised of patents and related assets. The gross carrying amount of total intangible assets increased by $5.4 million during the year ended September 30, 2024, due to the Sierra acquisition. The acquired supplier relationships and trade name assets are included in the above line items of Customer and supplier relationships and Trade names, respectively. See Note 4 - *Sierra Acquisition* for further information.

Future expected amortization of intangible assets at September 30, 2024, is as follows:

Year Ending September 30,	Amortization (in thousands)
2025	$ 2,965
2026	2,721
2027	2,638
2028	2,604
2029	2,601
Thereafter	383
Total	$ 13,912

Amortization expense related to intangible assets for the years ended September 30, 2024, 2023, and 2022 was $4.0 million, $3.8 million, and $3.7 million, respectively. The increase in intangible amortization expense during the year ended September 30, 2023, was primarily due to the Bid4Assets acquisition.

The Company did not record impairment charges on any intangible assets during the years ended September 30, 2024, 2023, and 2022. The Company did not identify any indicators of impairment requiring an interim impairment test on material long-lived assets during the year ended September 30, 2024.

10. 401(k) Benefit Plan

The Company has a retirement plan (the Plan), which is intended to be a qualified plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is a defined contribution plan available to all eligible employees and allows participants to contribute up to the legal maximum of their eligible compensation, not to exceed the maximum tax-deferred amount allowed by the Internal Revenue Service. The Plan also allows the Company to make discretionary matching contributions.

During the fiscal year ended September 30, 2023, the Company stopped accepting investments in the Company's stock fund under the Plan and all shares of the Company and other Plan interests held in the stock fund under the Plan were reinvested into non-Company investment vehicles. On March 28, 2023, the Company filed a post-effective amendment on Form S-8 with the SEC to deregister all of the previously registered shares and other Plan interests that remained unissued and unsold under the Plan. As a result, interests in the Plan no longer require registration under the Securities Exchange Act of 1934, as amended. On October 2, 2023, the Company filed a Form 15 to suspend the duty of the Plan to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

For the years ended September 30, 2024, 2023, and 2022, the Company recorded expenses of $1.5 million, $1.4 million, and $1.0 million, respectively, related to its contributions to the Plan.

11. Income Taxes

The components of the provision for income taxes of continuing operations are as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
		(in thousands)	
Current tax provision (benefit):			
U.S. Federal	$ 710	$ —	$ —
State	1,105	1,179	487
Foreign	131	282	555
	1,946	1,461	1,042
Deferred tax provision (benefit):			
U.S. Federal	3,811	5,251	4,962
State	1,468	1,280	1,275
Foreign	44	47	50
	5,323	6,578	6,287
Total provision (benefit)	$ 7,269	$ 8,039	$ 7,329

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30,	
	2024	**2023**
	(in thousands)	
Deferred tax assets:		
Net operating losses—Foreign	$ 17,605	$ 16,403
Net operating losses—U.S.	5,974	14,581
Accrued vacation and bonus	862	831
Inventory capitalization	543	486
Inventory reserves	1	243
Allowance for doubtful accounts	422	363
Stock compensation expense	4,354	3,288
Operating lease liabilities	3,488	3,552
Other	488	386
Total deferred tax assets before valuation allowance	33,737	40,133
Less: valuation allowance	(17,193)	(16,029)
Net deferred tax assets	16,544	24,104
Deferred tax liabilities:		
Amortization of intangibles	1,835	2,666
Amortization of goodwill	8,203	7,964
Depreciation	1,050	1,004
Capitalized costs	141	1,440
Operating/right of use assets	2,933	3,365
Pension liability	654	615
Total deferred tax liabilities	$ 14,816	$ 17,054
Net deferred taxes	$ 1,728	$ 7,050

84

The reconciliation of the U.S. federal statutory rate to the effective rate for continuing operations is as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
U.S. statutory rate	21.0%	21.0%	21.0%
Stock-based stock compensation expense	(3.2)%	(1.3)%	(2.0)%
Nondeductible compensation expense	1.2%	0.5%	2.0%
Fair value adjustments of acquisition earn-outs	—%	—%	(10.8)%
Other permanent items	0.4%	0.1%	(0.4)%
State taxes	7.9%	7.8%	3.3%
Net foreign rate differential	0.2%	—%	0.1%
Unrecognized tax benefits	—%	(0.5)%	—%
Change in valuation allowance	4.3%	1.4%	(3.3)%
Write-down of deferred tax assets on share-based stock compensation	0.9%	0.2%	0.5%
Write-down of deferred tax assets on net operating loss	(4.1)%	(0.8)%	4.2%
Other	(1.9)%	(0.7)%	0.8%
Effective rate	26.7%	27.7%	15.4%

As of September 30, 2024 and 2023, the Company had federal and state deferred tax assets of $1.4 million and $6.6 million, respectively, related to available federal and state net operating loss (NOL) carryforwards, foreign tax credit carryforwards, and other U.S. deductible temporary differences. The federal NOL carryforward has an indefinite life and state NOL carryforwards expire beginning in 2026. The Company's ability to use these various carryforwards to offset any taxable income generated in future taxable periods may be limited under Section 382 and other federal tax provisions. The foreign tax credit carryforwards expire beginning in 2025. At September 30, 2024 and 2023, the Company had deferred tax assets related to available foreign NOL carryforwards of $17.6. million and $16.4 million, respectively. All but $0.5 million of our foreign NOLs maintain an indefinite carry forward life. The NOLs with limited carryforward periods will expire beginning in 2027.

The Company evaluates the recoverability of its deferred tax assets on a jurisdictional basis by considering whether deferred tax assets will be realized on a more likely than not basis. To the extent a portion or all of the applicable deferred tax assets do not meet the more likely than not threshold, a valuation allowance is recorded. Consideration was given to the tax planning strategies and, when applicable, future taxable income as to how much of the relevant deferred tax asset could be realized on a more likely than not basis. The Company has recorded a valuation allowance of $17.2 million and $16.0 million against its gross deferred tax asset balance at September 30, 2024 and 2023, respectively. At each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of September 30, 2024, the Company determined that there was sufficient positive evidence to conclude that it is more likely than not that all of its U.S. deferred tax assets are realizable, except for $0.2 million of foreign tax credit carry forwards that expire beginning in fiscal 2025.

The Tax Act and Jobs Act of 2017 (the Tax Act) subjects a U.S. shareholder to a minimum tax on "global intangible low-taxed income" (GILTI) earned by certain foreign subsidiaries. The FASB Staff Q&A Topic 740 No. 5. Accounting for Global Intangible Low-Taxed Income states that an entity can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI resulting from those items in the year the tax is incurred. The Company has elected to recognize the resulting tax on GILTI as an expense in the period the tax is incurred.

The Inflation Reduction Act (IRA) was enacted on August 16, 2022. The IRA includes provisions imposing a 1% excise tax on share repurchases that occur after December 31, 2022, and introduces a 15% corporate alternative minimum tax (CAMT) on adjusted financial statement income. The CAMT became effective for us in fiscal year 2024 and has not had a material adverse impact on our financial statements.

On November 1, 2021, the Company acquired 100% of the stock of Bid4Assets, Inc. for $42.7 million. Under the acquisition method of accounting, the Company recorded a net deferred tax liability of $3.8 million composed primarily of acquired intangibles netted against NOLs and other deferred assets. The total amount of NOLs, which are subject to limitations under Section 382, were $1.2 million.

On January 1, 2024, the Company acquired all the issued and outstanding equity securities associated with Sierra Auction Management, Inc. (Sierra) for $13.7 million paid in cash. The purchase of the equity securities of Sierra was treated as at purchase of assets of Sierra for tax purposes.

The Company has not recorded a provision for deferred U.S. tax expense on the undistributed earnings of foreign subsidiaries since the Company intends to indefinitely reinvest the earnings of these foreign subsidiaries outside the U.S. The amount of such undistributed foreign earnings was $9.8 million as of September 30, 2024. As of September 30, 2024 and 2023, $25.7 million and $19.1 million, respectively, of cash and cash equivalents was held overseas and not available to fund domestic operations without incurring taxes upon repatriation.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Year Ended September 30,		
	2024	2023	2022
Beginning balance at October 1	—	$ 143	$ 143
Additions based on positions related to the current year	—	—	—
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	—	(143)	—
Settlements	—	—	—
Balance at September 30	—	—	$ 143

The Company applies the authoritative guidance related to uncertainty in income taxes. ASC 740 states that a benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. During 2024, the Company did not identify any new uncertain tax positions.

The Company recognizes interest and penalties in the period in which they occur in the income tax provision. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and in foreign jurisdictions, primarily Canada and the U.K. In July 2024, the state of California opened an income tax examination for tax years 2020 and 2021. The company does not expect any material adjustments to result from the examination. The Company has no other open income tax examinations in the U.S. and the statute of limitations for years prior to fiscal year 2021 is now closed; however, certain tax attribute carryforwards that were generated prior to fiscal year 2021 may be adjusted upon examination by tax authorities if they are utilized.

12. Debt

On February 10, 2022, the Company entered into a Credit Agreement with Wells Fargo Bank, National Association (the Credit Agreement). Terms of the Credit Agreement provide for revolving loans (the Line of Credit) up to a maximum aggregate principal amount of $25.0 million with a $10.0 million sublimit for standby letters of credit.

During the year ended September 30, 2023, the Credit Agreement was amended to extend the maturity date by 12 months to March 31, 2025 (the First Amendment).

During the year ended September 30, 2024, the Credit Agreement was amended to extend the maturity date by an additional 12 months to March 31, 2026 (the Second Amendment). No other changes, including regarding the borrowing terms or capacities, were made to the Credit Agreement as a result of the First Amendment or the Second Amendment.

The applicable interest rate on any draws under the Line of Credit is a variable rate per annum equal to the Daily Simple Secured Overnight Financing Rate (SOFR) in effect plus a margin ranging from 1.25% to 1.75%. Interest is payable monthly. The Company pays an Unused Commitment Fee (as defined in the Credit Agreement), on a quarterly basis, equal to 0.05% per annum on the daily amount of the available, but unused, balance on the Line of Credit. The Company also pays a Line of Credit Fee (as defined in the Credit Agreement), on a quarterly basis, equal to 1.25% on the daily amount available to be drawn for standby letters of credit. Interest incurred on any draws under the Line of Credit, as well as the Unused Commitment Fee and Line of Credit Fee, are included within Interest and other income, net in the Condensed Consolidated Statements of Operations.

The Company may draw upon the Line of Credit for general corporate purposes. Repayments of any borrowings under the Line of Credit shall become available for redraw at any time by the Company.

The Credit Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirement to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA). The Credit Agreement contains affirmative and restrictive covenants including covenants placing limitations on mergers, consolidations and dissolutions, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. As of September 30, 2024, the Company was in full compliance with the terms and conditions of the Credit Agreement.

During the year ended September 30, 2024, the Company did not make any draws under the Line of Credit and issued $7.5 million of standby letters of credit.

As of September 30, 2024, the Company had no outstanding borrowings under the Line of Credit and had $7.5 million of standby letters of credit outstanding. The amount of standby letters of credit are reserved against the Line of Credit and are not available for borrowing, resulting in $17.5 million of remaining borrowing capacity under the Line of Credit as of September 30, 2024.

During the year ended September 30, 2024, interest expense incurred by the Company under the Credit Agreement was immaterial to the consolidated financial statements.

13. Equity Transactions

Stock Compensation Incentive Plans

The Company has several incentive plans under which stock options, restricted stock units (RSUs), restricted stock awards (RSAs), and cash-settled stock appreciation rights (SARs) have been issued, including the Third Amended and Restated 2006 Omnibus Long-Term Incentive Plan (as amended, the LTIP) and a plan and private placement issuances related to the Company's acquisition of Machinio and Bid4Assets. During the year ended September 30, 2024, the Company's shareholders approved an amendment to the LTIP to increase the number of shares of common stock from 20,300,000 to 22,800,000, reserved for future issuance of awards under the LTIP. Vesting of RSUs and grants of RSAs count as 1.5x shares against the plan reserves. As of September 30, 2024, 2,410,227 shares of common stock remained available for use.

Stock Compensation Expense

The table below presents the components of share-based compensation expense (in thousands):

	Year Ended September 30,		
	2024	2023	2022
Equity-classified awards:			
Stock options	$ 2,329	$ 2,002	$ 2,673
RSUs & RSAs	8,758	6,233	5,912
Total Equity-classified award	11,087	8,235	8,585
Liability-classified awards:			
SARs	—	(44)	(104)
Total stock compensation expense:	$ 11,087	$ 8,191	$ 8,481

The Company had no liabilities for liability-classified stock compensation awards as of September 30, 2024 and 2023, respectively.

The table below presents the components of share-based compensation expense by line item within our Consolidated Statements of Operations (in thousands):

		Year Ended September 30,				
		2024		**2023**		**2022**
Stock Compensation Expense by Line Item						
Technology and operations	$	1,698	$	1,226	$	1,307
Sales and marketing		2,989		2,363		2,148
General and administrative		6,400		4,602		5,026
Total stock compensation expense:	$	11,087	$	8,191	$	8,481

Share-Based Award Activity

Stock Options

The table below presents stock option activity (aggregate intrinsic value in thousands):

	Stock Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)		Aggregate Intrinsic Value
Outstanding as of September 30, 2023	2,629,197	$	11.41	5.12	$	18,549
Granted	251,910	$	18.00		$	—
Exercised	(554,191)	$	8.42		$	6,608
Forfeited	(40,508)	$	20.32		$	20
Expired	(97,990)	$	22.85		$	—
Outstanding as of September 30, 2024	2,188,418	$	12.25	5.22	$	23,269
Vested and expected to vest as of September 30, 2024	2,169,945	$	12.23	5.19	$	23,111
Exercisable as of September 30, 2024	1,440,543	$	9.56	3.98	$	19,133

Of the 747,875 stock options not yet exercisable as of September 30, 2024, 312,961 can become exercisable by satisfying service conditions only, and 434,914 can become exercisable by satisfying service and performance or market conditions.

Stock options containing only service conditions generally vest over periods of one to four years and expire five to ten years from the date of grant. Stock compensation cost is expensed ratably over the entire service period. As of September 30, 2024, there was $2.2 million of unrecognized compensation cost related to stock options containing only service conditions, which is expected to be recognized over a weighted-average period of 2.2 years.

The range of assumptions used to determine the fair value of stock options using the Black-Scholes option-pricing model during the years ended September 30, 2024, 2023, and 2022 were as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
Dividend yield	—	—	—
Expected volatility	59.1% - 60.8%	56.9% - 62.2%	57.0% - 62.2%
Risk-free interest rate	3.8% - 3.9%	3.4% - 3.9%	1.1% - 3.5%
Expected term	4.5- 5 years	4.5- 7.6 years	4.5- 7.4 years

The weighted-average grant date fair value of options granted during the year-ended September 30, 2024, 2023, and 2022 was $8.96, $7.49, and $10.70, respectively. The total intrinsic value of options exercised during 2024, 2023, and 2022 was $6.6 million, $3.0 million, and $3.8 million, respectively. Stock options containing performance conditions are discussed separately in the section below.

RSUs & RSAs

The table below presents RSU & RSA activity (aggregate fair value in thousands):

	RSU & RSA	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (years)	Aggregate Fair Value
Outstanding as of September 30, 2023	1,557,341	$ 17.65	2.56	$ 27,440
Granted	676,356	$ 19.17		$ 12,969
Vested	(344,309)	$ 15.94		$ 6,094
Forfeited	(113,761)	$ 7.25		$ 1,977
Outstanding as of September 30, 2024	1,775,627	$ 18.38	2.24	$ 40,484
Expected to vest as of September 30, 2024	1,775,627	$ 18.38	2.24	$ 40,484

Of the outstanding RSUs & RSAs as of September 30, 2024, 876,442 can vest by satisfying service conditions only, and 899,185 can vest by satisfying service and performance or market conditions.

RSUs containing only service conditions vest ratably each year over periods of one to four years. Stock compensation cost is expensed ratably over the entire service period. As of September 30, 2024, there was $11.3 million of unrecognized compensation cost related to RSUs containing only service conditions, which is expected to be recognized over a weighted-average period of 2.4 years. RSUs and RSAs containing performance conditions and market conditions are discussed separately in the section below.

SARs

The Company made cash payments of $0 million, $0.2 million and $0.2 million to settle SARs exercised during the years ended September 30, 2024, 2023, and 2022, respectively. As of September 30, 2024, there were no SARs outstanding. No new SARs were awarded during the year ended September 30, 2024.

Stock Awards Containing Performance and Market Conditions

Stock awards containing performance conditions vest upon the achievement of specified financial targets of the Company or its business units. Vesting is generally measured on the first day of each fiscal quarter over the four-year terms of the awards, starting with the first fiscal quarter after the first anniversary of the grant date, based upon the trailing twelve months performance of the Company or its business units. When it is probable that the performance targets will be achieved, stock compensation expense is recognized ratably over the derived service period. If the Company determines that achievement of the performance targets is no longer probable, the Company no longer records expense and reverses all previously recognized expense. As of September 30, 2024, there was $2.9 million of unrecognized compensation costs related to stock options and RSUs & RSAs, containing performance conditions that are considered probable of being met, which is expected to be recognized over a weighted-average period of approximately 1 year.

Stock awards containing market conditions vest upon the achievement of specified increases in the Company's share price. Vesting is measured the first day of each fiscal quarter over the four-year terms of the award, starting with the first fiscal quarter after the first anniversary of the grant date, based upon the trailing 20-days average of the Company's share price. Stock compensation cost is expensed on a straight-line basis over the derived service period for each stock price target within the award. The Company accelerates expense when a stock price target is achieved prior to the derived service period. For equity-classified awards, the Company does not reverse expense recognized if the stock price target(s) are not ultimately achieved, but expense is reversed when such situations occur for liability classified awards. As of September 30, 2024, there was $0.5 million of unrecognized compensation costs related to stock options and RSUs containing market conditions, which is expected to be recognized over a weighted-average period of 1 year.

The fair value of stock options, RSUs and SARs containing market conditions is estimated using Monte Carlo simulations. The range of assumptions used to determine the fair value of these awards during the years ended September 30, 2024, 2023, and 2022 were as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
Dividend yield	—	—	—

Expected volatility	—	—	57.2% - 62.9%
Risk-free interest rate	—	—	1.1% - 1.5%
Expected holding period (% of remaining term)	—	—	29.4% - 100.0%

There were no awards containing market conditions for which to determine their fair value during the year ended September 30, 2024.

Share Repurchase Program

From time to time, we may be authorized to repurchase issued and outstanding shares of our common stock under a share repurchase program approved by our Board of Directors. Share repurchases may be made through open market purchases, privately negotiated transactions, or otherwise, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The repurchase program may be discontinued or suspended at any time and will be funded using our available cash.

On December 6, 2021, and May 13, 2022, the Company's Board of Directors authorized new stock repurchase plans of up to $20 million and $12 million, respectively. The Company repurchased 1,567,277 shares for $25.4 million during the year ended September 30, 2022. As of September 30, 2022, the Company had $6.6 million of remaining share repurchase authorization through June 30, 2024.

On December 6, 2022, March 13, 2023, and September 8, 2023, the Company's Board of Directors authorized new stock repurchase plans of up to $8.4 million, $8.0 million and $15.2 million, respectively. The Company repurchased 1,607,141 shares for $21.2 million during the year ended September 30, 2023. As of September 30, 2023, the Company had $17.0 million of remaining share repurchase authorization through December 31, 2025.

The Company repurchased 564,887 shares for $9.4 million during the year ended September 30, 2024. As of September 30, 2024, the Company had $7.6 million of remaining authorization to repurchase shares through December 31, 2025.

On December 9, 2024, the Company's Board of Directors authorized the repurchase of up to an additional $10.0 million of the Company's outstanding shares of common stock through December 31, 2026.

Other Share Repurchases

Separate from the share repurchase program, our stock incentive plans allow for participants to exercise stock options by surrendering shares of common stock equivalent in value to the exercise price due.

During the years ended September 30, 2024, 2023, and 2022, participants surrendered 17,564, 12,705 and 23,839 shares of common stock in the exercise of stock options, respectively. Any shares surrendered to the Company in this manner are not available for future grant.

14. Fair Value Measurement

The Company measures and records in the accompanying consolidated financial statements certain assets and liabilities at fair value on a recurring basis. Authoritative guidance issued by the FASB establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1	Quoted market prices in active markets for identical assets or liabilities;
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3	Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Cash and cash equivalents. The Company had $67.2 million and $51.4 million of money market funds considered cash equivalents as of September 30, 2024 and 2023, respectively. These assets were measured at fair value as of September 30, 2024, and 2023, and were classified as Level 1 assets within the fair value hierarchy. There were no transfers between levels during the periods presented.

Short-term investments. The Company had $2.3 million and $7.9 million of guaranteed investment certificates considered investments as of September 30, 2024 and 2023, respectively. As these investments have maturity dates of 12 months or less from the balance sheet date, they have been classified as short-term in nature. These assets were measured at fair value as of September 30, 2024, and 2023, and were classified as Level 1 assets within the fair value hierarchy. There were no transfers between levels during the periods presented.

Contingent consideration. During the year ended September 30, 2022, and as a result of the acquisition of Bid4Assets, the Company recorded fair value of contingent consideration in the amount of $28.0 million on its Consolidated Balance Sheets as of the acquisition date. The contingent consideration is based on Bid4Assets' achievement of trailing twelve-month EBITDA targets measured at the end of each calendar quarter until the quarter ended December 31, 2022.

The Company's initial estimate of the fair value of the earn-out consideration was informed by the Monte Carlo valuation method and considered potential outcomes based upon the terms and conditions of the merger agreement. The fair value measurements utilized were classified as Level 3 assets within the fair value hierarchy under the provisions of ASC 820, Fair Value Measurements, and ASC 805, Business Combinations. The significant unobservable inputs used in the fair value measurement categorized within Level 3 of the fair value hierarchy included estimated results of operations over the earn-out period, volatility of operating results (expense components ranged from 20% to 55%), and the discount rate (13%). The earn-out consideration was valued at approximately $28.0 million as of the acquisition date. Fair value of the earn-out consideration was remeasured at the end of each calendar quarter until December 31, 2022.

The changes in earn-out liability measured at fair value for which the Company has used Level 3 inputs to determine fair value during the year ended September 30, 2022, was as follows (in thousands):

	Contingent Consideration
Balance at September 30, 2021	$ —
Earn-out from business acquisition	26,900
Measurement period adjustment	1,100
Payment of achieved earn-out threshold	(3,500)
Change in fair value	(24,500)
Balance at September 30, 2022	$ —

During the year ended September 30, 2022, the Company recorded a measurement period adjustment of $1.1 million for the preliminary earn-out consideration fair value with a corresponding increase to goodwill, based on facts and circumstances in existence as of the effective date of the acquisition related to the discount rates associated with the expected earn-out payments. Based on results as of March 31, 2022, Bid4Assets achieved a trailing twelve-month EBITDA threshold resulting in a $3.5 million payment made by the Company to the former shareholders of Bid4Assets.

During the twelve months ended September 30, 2022, the fair value of the earn-out liability was reduced by $24.5 million, such that no amount of fair value was determined present as of September 30, 2022. This reduction was due to a decline in the auction events and transactions that were expected to be completed during the earn-out period ended December 31, 2022, which included extended timelines to advance legislation that allows for online auctions of foreclosed real estate in certain target markets, and other client specific delays in bringing foreclosed real estate to auction. These changes resulted from events occurring subsequent to the November 1, 2021, acquisition date and therefore, were not known nor knowable at that time. These changes in fair value were recorded as a gain within Fair value adjustment of acquisition earn-outs in the Consolidated Statements of Operations.

Other Information. When valuing its Level 3 liability, management's estimation of fair value is based on the best information available in the circumstances and may incorporate management's own assumptions around market demand which could involve a level of judgment, taking into consideration a combination of internal and external factors.

The Company's financial assets and liabilities not measured at fair value are cash, short-term investments, accounts receivable, accounts payable, and payables to sellers. The Company believes the carrying values of these instruments approximate fair value.

As of September 30, 2024, 2023, and 2022, the Company did not have any material assets or liabilities measured at fair value on a non-recurring basis.

15. Defined Benefit Pension Plan

Certain employees of Liquidity Services UK Limited (GoIndustry), which the Company acquired in July 2012, are covered by the Henry Butcher Pension Fund and Life Assurance Scheme (the Scheme), a qualified defined benefit pension plan. The Company guarantees GoIndustry's performance on all present and future obligations to make payments to the Scheme for up to a maximum of £10 million British pounds. The Scheme was closed to new members on January 1, 2002.

The Company recognizes the funded status of its postretirement benefit plans, with a corresponding noncash adjustment to accumulated other comprehensive loss, net of tax, in stockholders' equity. The funded status is measured as the difference between the fair value of the Scheme's assets and the benefit obligation of the Scheme.

The net periodic pension cost (benefit) is recognized within Interest and other income, net in the Consolidated Statements of Operations, and for the years ended September 30, 2024, 2023, and 2022, included the following components:

	Year Ended September 30,					
	2024		**2023**		**2022**	
	(in thousands)					
Interest cost	$	796	$	794	$	446
Expected return on plan assets		(600)		(876)		(775)
Amortization of prior service cost		27		26		19
Settlement loss recognized		—		—		61
Total net periodic pension cost (benefit)	$	223	$	(56)	$	(249)

92

The following table provides a reconciliation of benefit obligations, plan assets, and funded status related to the Company's qualified defined benefit pension plan for the years ended September 30, 2024 and 2023:

		Year Ended September 30,		
		2024		2023
		(in thousands)		
Change in benefit obligation				
Beginning balance	$	13,847	$	13,329
Interest cost		796		794
Benefits paid		(1,003)		(761)
Actuarial gain		993		(786)
Foreign currency exchange rate changes		1,394		1,271
Ending balance	$	16,027	$	13,847

		Year Ended September 30,		
		2024		2023
		(in thousands)		
Change in plan assets				
Beginning balance at fair value	$	16,332	$	16,554
Actual return on plan assets		1,131		(1,344)
Benefits paid		(1,003)		(761)
Employer's contributions		321		293
Plan Settlements		—		—
Foreign currency exchange rate changes		1,601		1,590
Ending balance at fair value	$	18,382	$	16,332
Overfunded status of the Scheme	$	2,355	$	2,485

The pension asset of $2.4 million is recorded in Other long-term assets in the Consolidated Balance Sheets. Because the Scheme is closed to new participants, the accumulated benefit obligation is equal to the projected benefit obligation, which was $16.0 million and $13.8 million at September 30, 2024 and 2023, respectively.

During the year ended September 30, 2022, the Company extended early settlement offers to all members of the Scheme. There was no material impact to the consolidated financial statements as a result of the early settlement offers.

The amounts recognized in Other comprehensive income (loss) related to the Company's qualified defined benefit pension plan, net of taxes, and the related foreign currency translation adjustments, for the years ended September 30, 2024 and 2023, is shown in the following table:

		Year Ended September 30,		
		2024		2023
		(in thousands)		
Accumulated other comprehensive (loss) income at beginning of year	$	(1,094)	$	278
Net actuarial loss		(339)		(334)
Foreign currency translation adjustments		(230)		(1,038)
Accumulated other comprehensive (loss) at end of year	$	(1,662)	$	(1,094)

The plan complies with the funding provisions of the U.K. Pensions Act 2004 and the Occupational Pension Schemes Regulations Act 2005. The Company does not plan to make contributions to the plan in the near future.

Actuarial Assumptions

The actuarial assumptions used to determine the benefit obligations at September 30, 2024 and 2023, and to determine the net periodic (benefit) cost for the year were as follows:

	September 30, 2024	September 30, 2023
Discount rate to determine net periodic (benefit) cost	5.70 %	5.50 %
Expected return on plan assets	4.82 %	6.45 %
Discount rate to determine benefit obligations	5.00 %	5.70 %
Rate of increases to deferred CPI linked benefits	2.90 %	3.20 %
Rate of increases to deferred RPI linked benefits	3.40 %	3.80 %

Mortality—98% for males and 96% for females of S3PMA mortality tables, projected in line with the 2023 Continuous Mortality Investigation projection model and a 1.3% per annum long-term rate of improvement.

Estimated Future Benefit Payments

The Company's pension plan expects to make the following benefit payments to participants over the next 10 years:

	Pension Benefits (in thousands)
Year ending September 30,	
2024	$ 1,022
2025	942
2026	975
2027	904
2028	985
2029 through 2034	5,441
Total	$ 10,269

Fair Value Measurements

The investment policy and strategy of the plan assets, as established by the Trustees (the "Trustees") of the plan, strive to maximize the likelihood of achieving primary objectives of the investment policy established for the plan, which are:

- Funding—to ensure that the Plan is fully funded using assumptions that contain a modest margin for prudence. Where an actuarial valuation reveals a deficit, a recovery plan will be put in place which will take into account the financial covenant of the employer;

- Stability—to have due regard to the likely level and volatility of required contributions when setting the Plan's investment strategy; and

- Security—to ensure that the solvency position of the Scheme is expected to improve. The Trustees will take into account the strength of employer's covenant when determining the expected improvement in the solvency position of the Plan.

The assets are allocated among government bonds, corporate bonds, and diversified funds. The assets are not rebalanced, but the allocation is reviewed on a periodic basis to ensure that the investments are appropriate to the Scheme's circumstances. The Trustees review the investment policy on an ongoing basis, to determine whether a change in the policy or asset allocation targets is necessary. The basis of the Trustees' strategy is to divide the Scheme's assets between a "growth" portfolio, comprising assets such as multi-asset / diversified growth funds, and a "stabilizing" portfolio, comprising assets such as government bonds (both fixed and inflation-linked) and corporate bonds. The Trustees recognize the benefits of diversification across asset classes, as well as within them, in reducing the risk that results from investing in any one particular market. The Company has elected to use a bid value of Scheme assets to calculate the expected return on assets in the net periodic benefit cost. The assets consisted of the following as of September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
Government bonds	59.7 %	59.7 %
Equity securities	0.0 %	0.0 %
Corporate bonds	29.7 %	29.8 %
Diversified fund	10.0 %	10.1 %
Cash	0.6 %	0.4 %
Total	100.0 %	100.0 %

The expected long-term rate of return for the plan's total assets is based on the expected returns of each of the above categories, weighted based on the current target allocation for each class. The Trustees evaluate whether adjustments are needed based on historical returns to more accurately reflect expectations of future returns.

The Company is required to present certain fair value disclosures related to its postretirement benefit plan assets, even though those assets are not included in the Company's Consolidated Balance Sheets. The following table presents the fair value of the assets of the Company's qualified defined benefit pension plan by asset category and their level within the fair value hierarchy.

Balance as of September 30, 2024	Level 1	Level 2	Level 3	Total
	(in thousands)			
Government bonds	$ —	$ 10,977	$ —	$ 10,977
Corporate bonds	—	5,453	—	5,453
Diversified fund	—	1,830	—	1,830
Cash	122	—	—	122
Total	$ 122	$ 18,260	$ —	$ 18,382

Balance as of September 30, 2023	Level 1	Level 2	Level 3	Total
	(in thousands)			
Equity securities	$ —	$ 9,757	$ —	$ 9,757
Corporate bonds	—	4,860	—	4,860
Diversified fund	—	1,653	—	1,653
Cash	61	—	—	61
Total	$ 61	$ 16,270	$ —	$ 16,331

Valuation Techniques

The Company relies on pricing inputs from investment fund managers to value investments. The fund manager prices the underlying securities using independent external pricing sources.

16. Legal Proceedings

The Company reserves for contingent liabilities based on ASC 450, Contingencies, when it determines that a liability is probable and reasonably estimable. From time to time, the Company may become involved in litigation relating to claims arising in the ordinary course of the business; however, unless otherwise noted, there are no claims or actions pending or threatened against the Company that, if adversely determined, would in the Company's management's judgment have a material adverse effect on the Company.

Former Employee Matters

In May 2021, the Company's former Vice President, Human Resources filed a complaint against the Company in the United States District Court for the District of Maryland (the "District Court"), alleging wrongful termination on the basis of gender, race, and age. The Company's employment practices liability insurance carrier, CNA, accepted tender of these claims. In December 2022, the District Court dismissed the plaintiff's age discrimination claim but the court allowed the race and gender claims to go to trial. Trial on the race and gender claims began late October 2023. The jury was unable to reach a unanimous verdict on either claim, and accordingly, the judge declared a mistrial in November 2023. On August 1, 2024, plaintiff and the Company entered into a settlement agreement under which the Company agreed to pay the plaintiff $3.5 million in exchange for a full release and dismissal with prejudice of plaintiff's claims. The Company entered into the Agreement as a negotiated compromise and settlement of litigation, and not in any way as an admission of liability or fault by the Company. CNA funded $3.0 million of the settlement pursuant to the terms of the Company's insurance policy. As a result of the settlement agreement, the Company recorded a $0.5 million litigation settlement expense net of insurance recovery during the year ended September 30, 2024, which is included in General and administrative expenses on the Condensed Consolidated Statements of Operations.

On December 28, 2022, the Company's former Chief Marketing Officer (the "Former CMO") filed a complaint (the "Original Complaint") in the United States District Court for the District of Maryland (the "District Court"), alleging wrongful termination on the basis of race and age and that the Company retaliated against him. On April 26, 2023, the Former CMO filed an amended complaint with the District Court, alleging the same claims made in the Original Complaint. The Company's motion to dismiss certain of the claims was denied on March 27, 2024. The parties are currently involved in the discovery phase of the case. The Company is asserting substantial defenses and cannot estimate a range of potential liability, if any, at this time. The Company's employment practices liability insurance carrier, CNA, has accepted tender of these claims.

17. Segment Information

The Company provides operating results in four reportable segments: GovDeals, Retail Supply Chain Group (RSCG), Capital Assets Group (CAG), and Machinio. Descriptions of our reportable segments are as follows:

- *GovDeals*. The GovDeals reportable segment provides solutions that enable government entities including city, county, state and federal agencies located in the United States and Canada and related commercial businesses to sell surplus property and real estate assets through our GovDeals, Bid4Assets and Sierra marketplaces; see Note 3 - *Bid4Assets Acquisition* and Note 4 - *Sierra Acquisition*, respectively.

- *RSCG*. The RSCG reportable segment consists of marketplaces that enable corporations located in the United States and Canada to sell excess, returned, and overstocked consumer goods. RSCG also offers a suite of services that includes returns management, asset recovery, and e-commerce solutions. This segment uses multiple selling channels across our network of marketplaces and others to optimize the best combination of velocity, volume, and value. This segment primarily conducts its business-to-business sales on its Liquidation.com marketplace and through Direct Sales, and direct-to-consumer sales on its AllSurplus Deals and Secondipity marketplaces and other third-party sales channels.

- *CAG*. The CAG reportable segment enables commercial businesses to sell surplus assets on our AllSurplus marketplace. The core verticals in which CAG operates include industrial manufacturing, oil and gas, heavy equipment, biopharma, and electronics. CAG also offers a suite of services that includes surplus management, asset valuation, asset sales and marketing. CAG benefits from a global base of buyers and sellers enabling the sale and redeployment of assets wherever they're most likely to generate the best value and highest use across the world. This segment primarily uses the AllSurplus and GovDeals marketplaces.

- *Machinio*. The Machinio reportable segment operates a global search engine platform for listing equipment for sale in the construction, machine tool, processing, transportation, printing, agriculture, and laboratory/medical sectors. Machinio also offers the Machinio System service that provides equipment sellers with a suite of software tools that includes website hosting, email marketing, and inventory management, to support and enable equipment sellers' online business.

We also report results of Corporate & Other, including elimination adjustments.

Decisions concerning the allocation of the Company's resources are made by the Company's Chief Operating Decision Maker (CODM), which is the Company's Chief Executive Officer, with oversight by the Board of Directors. The Company reports reportable segment information based on the internal performance measures used by the CODM to assess the performance of each operating segment in a given period. In connection with that assessment, the CODM uses segment direct profit to evaluate the performance of each segment. Segment direct profit, previously referred to as segment gross profit, continues to be calculated as total revenue less cost of goods sold (excludes depreciation and amortization).

The following table sets forth certain financial information for the Company's reportable segments:

(in thousands)		Year Ended September 30,		
		2024	2023	2022
GovDeals:				
	Purchase revenue	$ 191	$ —	$ —
	Consignment and other fee revenues	76,366	62,010	59,352
	Total revenue	76,557	62,010	59,352
	Segment direct profit	$ 71,727	$ 58,810	$ 56,408
RSCG:				
	Purchase revenue	$ 201,034	$ 161,780	$ 134,092
	Consignment and other fee revenues	31,969	38,438	32,007
	Total revenue	233,003	200,218	166,100
	Segment direct profit	$ 66,873	$ 68,068	$ 63,704
CAG:				
	Purchase revenue	$ 8,575	$ 10,309	$ 17,179
	Consignment and other fee revenues	29,093	28,167	25,396
	Total revenue	37,668	38,476	42,575
	Segment direct profit	$ 31,268	$ 32,215	$ 29,120
Machinio:				
	Purchase revenue	$ —	$ —	$ —
	Consignment and other fee revenues	16,157	13,821	12,083
	Total revenue	16,157	13,821	12,083
	Segment direct profit	$ 15,364	$ 13,110	$ 11,471
Corporate & Other, including elimination adjustments:				
	Purchase revenue	$ —	$ —	$ —
	Consignment and other fee revenues	(66)	(62)	(60)
	Total revenue	(66)	(62)	(60)
	Segment direct profit	$ (66)	$ (62)	$ (60)
Consolidated:				
	Purchase revenue	$ 209,800	$ 172,089	$ 151,271
	Consignment and other fee revenues	153,518	142,373	128,779
	Total revenue	363,318	314,462	280,050
	Total Segment direct profit	$ 185,166	$ 172,140	$ 160,643

The following table reconciles segment direct profit used in the reportable segments to the Company's consolidated results:

97

(in thousands)		Year Ended September 30,				
		2024		**2023**		**2022**
Reconciliation:						
Total segment direct profit	$	185,166	$	172,140	$	160,643
Other costs and expenses from operations [1]		160,290		145,850		137,350
Fair value adjustment of acquisition earn-outs		—		—		(24,500)
Interest and other (income) expense, net		(2,383)		(2,726)		140
Income before provision for income taxes	$	27,260	$	29,016	$	47,653

(1) Other costs and expenses from operations is defined as Total costs and expenses from operations per the Consolidated Statements of Operations, less Cost of goods sold (which is included in the calculation of Segment direct profit).

Total segment assets reconciled to consolidated amounts are as follows:

(in thousands)		September 30,		
		2024		**2023**
Segment Assets:				
GovDeals	$	324,145	$	256,215
RSCG		138,082		110,592
CAG		98,716		96,828
Machinio		41,871		36,362
Corporate & Other		(255,926)		(211,026)
Total Segment Assets:	$	346,888	$	288,970

Revenue attributed to countries that represent a significant portion of consolidated revenues are as follows:

(in thousands)		Year Ended September 30,				
		2024		**2023**		**2022**
Revenue by geographic area						
United States	$	323,303	$	278,734	$	237,720
Rest of the world		40,015		35,729		42,330
Consolidated	$	363,318	$	314,462	$	280,050

Total long-lived assets by geographic areas are as follows:

(in thousands)		September 30,		
		2024		**2023**
Assets by geographic area				
United States	$	17,827	$	17,039
Rest of the world		134		117
Total Long-lived Assets	$	17,961	$	17,156

LIQUIDITY SERVICES, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(Dollars in Thousands)

	Balance at beginning of period	Charged (credited) to expense	Reductions		Balance at end of period
Deferred tax valuation allowance (deducted from net deferred tax assets)					
Year ended September 30, 2022	$ 13,813	(1,554)	—	$	12,259
Year ended September 30, 2023	12,259	3,770	—		16,029
Year ended September 30, 2024	$ 16,029	1,164	—	$	17,193
Allowance for doubtful accounts (deducted from accounts receivable)					
Year ended September 30, 2022	$ 490	136	(177)	$	449
Year ended September 30, 2023	449	1,392	(417)		1,424
Year ended September 30, 2024	$ 1,424	839	(583)	$	1,680
Provision for inventory allowance (deducted from inventory)					
Year ended September 30, 2022	$ 174	96	(174)	$	96
Year ended September 30, 2023	96	1,048	(100)		1,044
Year ended September 30, 2024	$ 1,044	163	(1,204)	$	3

99

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.
3.1.1	Certificate of Amendment to the Company's Fourth Amended and Restated Certificate of Incorporation, incorporated herein by reference to Appendix A to the Company's Schedule 14A filed with the SEC on January 24, 2023.
3.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 5, 2022.
4.1	Form of Certificate of Common Stock of the Company, incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to the Company's Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 21, 2006.
4.2	Description of Securities
10.1	Credit Agreement, dated February 10, 2022, by and between Liquidity Services, Inc., and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 10, 2022.
10.1.1	First Amendment to Credit Agreement, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2023.
10.1.2	Second Amendment to Credit Agreement, dated March 27, 2024, by and between Liquidity Services, Inc., and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 27, 2024.
10.2#	Form of Amended and Restated Executive Employment Agreement, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 20, 2023.
10.3#	Form of Change in Control Agreement, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 20, 2023.
10.4#	Form of Indemnification Agreement for directors and officers, incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on February 2, 2023
10.5#	Form of Employee Agreement Regarding Confidentiality, Intellectual Property, and Competitive Activities, incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on February 2, 2023.

10.8#	Liquidity Services, Inc. Third Amended and Restated 2006 Omnibus Long-Term Incentive Plan, incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 28, 2020.
10.8.1#	2022 Amendment to the Liquidity Services, Inc. Third Amended and Restated 2006 Omnibus Long-Term Incentive Plan, incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 24, 2022.
10.8.2#	2024 Amendment to the Liquidity Services, Inc. Third Amended and Restated 2006 Omnibus Long-Term Incentive Plan, incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 19, 2024.
10.9#	Machinio Corp. 2014 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8, filed with the SEC on July 10, 2018.
10.10#	Form of Notice of Time-Based Stock Option Grant (Officers).
10.11.1#	Form of Notice of Time-Based Restricted Stock Units Grant (Officers).
10.11.2#	Form of Notice of Time-Based Restricted Stock Units Grant (Director).
10.12#	Form of Notice of Performance Based Stock Option Grant.
10.13#	Form of Notice of Performance-Based Restricted Stock Units Grant.
10.14#	Liquidity Services Inc. Annual Incentive Plan, adopted on December 2, 2020, incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K, filed with the SEC on December 11, 2020.
19.1	Liquidity Services, Inc. Insider Trading Policy
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Revised Liquidity Services, Inc. Clawback Policy, incorporated herein by reference to Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2023.
101	The following materials from the Registrant's Annual Report on Form 10-K for the year ended September 30, 2024, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2024 and 2023, (ii) Consolidated Statements of Operations for each of the three years in the period ended September 30, 2024, (iii) Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended September 30, 2024, (iv) Consolidated Statements of Stockholders' Equity for each of the three years in the period ended September 30, 2024, (v) Consolidated Statements of Cash Flows for each of the three years in the period ended September 30, 2024, and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

# Indicates management contract or compensatory plan.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on December 12, 2024.

LIQUIDITY SERVICES, INC.

By: /s/ WILLIAM P. ANGRICK, III
                    William P. Angrick, III
                    Chairman of the Board of Directors
                    and Chief Executive Officer

We, the undersigned directors and officers of Liquidity Services, Inc., hereby severally constitute William P. Angrick, III, Jorge A. Celaya, and Mark A. Shaffer, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on December 12, 2024.

Signature	Title
/s/ WILLIAM P. ANGRICK, III William P. Angrick, III	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ JORGE A. CELAYA Jorge A. Celaya	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ KATHARIN S. DYER Katharin S. Dyer	Director
/s/ GEORGE H. ELLIS George H. Ellis	Director
/s/ THIERNO A. FALL Thierno A. Fall	Director
/s/ BEATRIZ V. INFANTE Beatriz V. Infante	Director
/s/ EDWARD J. KOLODZIESKI Edward J. Kolodzieski	Director
/s/ JAIME MATEUS-TIQUE Jaime Mateus-Tique	Director

Exhibit 4.2

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The following description summarizes important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Annual Report on Form 10-K for the fiscal year ended September 30, 2024, as well as the relevant portions of the Delaware General Corporation Law (the "DGCL").

Common Stock

General. As of December 4, 2023, there were 36,189,174 shares of our common stock outstanding. As of November 13, 2023, there were approximately 10,345 beneficial holders of our common stock and 26 holders of record of our common stock.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors are elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Assessment. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 undesignated shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, Bylaws and the DGCL

Some provisions of the DGCL and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chairman of the board of directors or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least $66^{2/3}$% of our outstanding common stock. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Certain Provisions in Our Organizational Documents. The amendment of any of the above provisions would require approval by holders of at least $66^{2/3}$% of our then outstanding common stock.

The provisions of the DGCL and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.



LIQUIDITY SERVICES
A Better Future for Surplus

Human Resources
Practices and Policies
Insider Trading Policy

Effective Date: February 1, 2023
Supersedes: September 18, 2020 Insider Trading Policy

Purpose:

In the course of performing your duties for Liquidity Services, Inc., you may from time to time receive or become aware of information about the Company and its subsidiaries (the "**Company**"), or other companies that do business with the Company, which is "material" and "nonpublic."

"Insider trading" laws prohibit persons who receive or become aware of material nonpublic information about the Company (or other companies that do business with the Company) from trading in the Company's (or such other company's) securities and from providing that material nonpublic information to others who are reasonably likely to trade in the Company's (or such other company's) securities. Insider trading laws impose legal liability on both the individuals who fail to comply with them, as well as on companies that employ individuals who violate these laws.

Accordingly, the Company has adopted this Insider Trading Policy (the "**Policy**") to (1) assist individuals associated with the Company in their compliance with insider trading laws and (2) protect the Company from legal liability and promote its business interest in maintaining its reputation for integrity.

INSIDER TRADING IS A VERY SERIOUS MATTER. INSIDER TRADING AND THE TIPPING OF MATERIAL NONPUBLIC INFORMATION IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS PERSONAL LIABILITY AND CIVIL PENALTIES. INDIVIDUALS WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, UP TO AND INCLUDING TERMINATION FOR CAUSE. IF YOU HAVE ANY QUESTIONS OR DOUBT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR WHETHER A DESIRED TRANSACTION MAY CREATE RISK UNDER INSIDER TRADING LAWS, PLEASE SEEK CLARIFICATION FROM THE COMPANY'S COMPLIANCE OFFICER (AS DEFINED BELOW). DO NOT TRY TO RESOLVE THE UNCERTAINTY WITHOUT THE COMPLIANCE OFFICER'S ASSISTANCE.

Scope:

This Policy is effective as of the date set forth at the top of this Policy and supersedes any previous insider trading policy of the Company. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by the Company, this Policy shall govern. In addition, each Covered Person (as defined below) is responsible for complying with applicable law as then in force and effect. Accordingly, even if there is a conflict or inconsistency between this Policy and applicable law, or an unintentional omission from this Policy, Covered Persons are not excused from complying with applicable law.

This Policy applies to: all employees of the Company; all officers of the Company (whether qualifying as an "executive officer" pursuant to Rule 3b-7 or Section 16 under the Securities Exchange Act of 1934, such persons, "**Officers**"), all members of the Board of Directors of the Company ("**Directors**"); as well as any of their respective family members and other members of their households, partnerships in which any such person is a general partner, trusts of which any such person is a trustee, estates of which any such person is an administrator or executor and other legal entities that any such person controls (the "**Covered Persons**"). For the avoidance of doubt, an individual will be a Covered Person regardless of whether that person is located in or outside of the United States.

The Compliance Officer (as defined below) may also determine from time to time that other persons who may have access to material nonpublic information due to their activities with the Company shall be subject to some or all of this Policy. Any persons so identified by the Compliance Officer shall also be "Covered Persons" for purposes of this Policy.

For purposes of this policy, the term "**Securities**" shall be interpreted broadly to include, but shall not be limited to, a company's common stock, preferred stock, debt securities, convertible securities, other equity and debt securities, and any derivatives thereof.

It is the responsibility of the Company's Directors, Officers and employees to ensure that their related Covered Persons who do not have a direct relationship with the Company (such as a family or household member) understand and abide by this Policy.

Statement of policy:

1. **Policy.**

   If a Covered Person is in possession of material nonpublic information relating to the Company, that person may not, directly or indirectly, buy, sell or engage in other transactions in Company Securities, except as set forth below, or engage, directly or indirectly, in any other action to disclose to others ("**tipping**") or benefit from or take advantage of that information (for example, recommending transactions in Company Securities). This Policy also applies to transactions in another company's Securities if a Covered Person becomes aware of material nonpublic information relating to that company during the Covered Person's employment by, service to or other relationship with the Company (for example, information concerning the Company's customers or suppliers).

   Additional restrictions regarding transactions in Company Securities by Special Insiders (as defined below) are described in Section 5. below.

2. **Definitions and Explanations.**

   • **When Information is "Material".**

   In order to determine whether information is material, it must be evaluated in the context of all facts and circumstances at play at the time. Information is considered "material" if:

- a reasonable investor would consider the information important in making a decision to buy, sell or hold Securities; or

- release of the information could produce a qualitative change to the package of information disclosed to the public; or

- public disclosure of the information would be likely to have a significant effect on the market price of Securities.

Material information can be positive or negative and can relate to virtually any aspect of a company's business. Information that is or may be material includes (but is not limited to) the following, depending upon all facts and circumstances at the time of assessment:

- unpublished financial or operating results, positive or negative;

- projections or changes in projections of financial or operating results, upwards or downwards;

- a pending or proposed corporate transaction, such as merger, acquisition or divestiture;

- a pending or proposed public offering or private placement of Securities or other financing outside of the ordinary course of business;

- a pending or proposed repurchase or redemption of Securities;

- the gain or loss of a significant customer or supplier;

- changes in senior management;

- execution of a business contract that is important financially, strategically or otherwise;

- significant regulatory approvals or challenges;

- pending or threatened litigation of potential significance, or settlement or other resolution of ongoing litigation;

- a change in independent registered public accounting firm;

- the need to restate financial statements;

- impending bankruptcy or liquidity problems; and

- other events or developments that is required to be disclosed in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission ("**SEC**").

- **When Information is "Nonpublic".**

Information is "nonpublic" if it has not been widely disseminated to the public through public distribution channels, including:

- newswire releases;

- widely available broadcasts on television and radio;

- publication in widely available newspapers or news websites; or

- disclosure in periodic reports filed with the SEC.

Even after wide dissemination of material information, a reasonable period of time must elapse for the investing public to process the information. As a rule of thumb, two full trading days following wide dissemination is regarded as a reasonable waiting period before such information is deemed to be "public" and no longer "nonpublic" for purposes of this Policy. The Compliance Officer may determine that a different waiting period is appropriate with respect to particular disclosures based upon prevailing facts and circumstances. For the avoidance of doubt, Covered Persons should consult the Compliance Officer when contemplating transactions in Securities shortly after public disclosures by the Company (or a company with which the Company does business).

- **Be Mindful of How a Transaction May be Viewed in Hindsight.**

If a particular transaction (or group of transactions) is challenged by enforcement authorities, it will be viewed with the benefit of hindsight. As a result, before engaging in any transaction, a

Covered Person should give careful thought to whether any facts and circumstances exist that could raise suspicions about the propriety of the proposed transaction after the fact; for example, as to whether information that the Covered Person has become aware of may be construed as "material" and "nonpublic." Again, in the event of any doubt, Covered Persons should consult the Compliance Officer when contemplating transactions in Securities.

3. **Requirements.**

(a) *Non-Disclosure of Material Nonpublic Information.*

It is illegal under insider trading laws to disclose material nonpublic information to *other individuals* who may themselves trade based on that information. Covered Persons may be held liable for disclosing material nonpublic information ("**tipping**") to those other individuals ("**tippee**") and may be liable for any illegal transaction or further tipping by a tippee. Accordingly, no Covered Person who knows of material nonpublic information about the Company may disclose that information to any other person, including family members, without the prior authorization of the Compliance Officer, except to other Company personnel who have a need to know the information, or to third party agents of the Company (such as accountants, investment bankers or outside legal counsel) whose positions require them to have access to such information, but who are bound by a professional or contractual obligation to protect its confidentiality.

(b) *Prohibited Trading in Company Securities.*

No Covered Person may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities when they are aware of material nonpublic information concerning the Company that has not been disclosed to the public. As noted above, for purposes of the prohibition expressed in this Policy, "Company Securities" should be construed broadly, and the terms "purchase" or "sell" should also be interpreted broadly to include transactions involving Company Securities such as tax withholding elections or changes in vesting elections under the Company's equity management portal, ShareWorks (or any successor thereto), loans, pledges, gifts, charitable donations and other contributions of Company Securities.

(c) *Prohibitions Involving Securities of Other Companies.*

No Covered Person who becomes aware of the material nonpublic information of another company in the course of business activities on behalf of the Company may engage in prohibited trading while in possession of material nonpublic information about another company or disclose or "tip" that material nonpublic information to others.

(d) *No Hedging of Company Securities.*

The Company believes that purchases of hedging instruments that protect against downward changes in Company's stock price can result in the purchaser no longer having the same objectives as the Company's other stockholders because they are no longer subject to the full risks of stock ownership. Accordingly, no Covered Person may engage in any hedging transaction that would result in lack of exposure to the full risks of ownership of Company Securities. Prohibited hedging transactions include, but are not limited to, collars, forward sale contracts, trading in publicly traded options, puts, calls or other derivative instruments related to Company Securities.

(e) ***No Margin Accounts, Pledging or Short Sales of Company Securities.***

No Covered Person may hold Company Securities in a margin account or "short" sell Company Securities.

(f) ***Pledging.*** No Covered Person may pledge Company Securities as collateral for a loan. The Board of Directors may grant, after consultation with the Compliance Officer and in its sole discretion in limited circumstances, an exception to the pledging prohibition on a case-by-case basis.

(g) ***Post-Separation Obligations.***

The prohibition on insider trading continues to apply to any transaction in Company Securities or the Securities of other companies with which the Company does business even after a Covered Person has separated (for any reason) from the Company. Covered Persons who are in possession of material nonpublic information when their relationship with the Company concludes may not trade in Company Securities (or the Securities of other companies with which the Company does business) until after the information has become "public" for purposes of this Policy.

4. **Exceptions.**

(a) ***Mutual Funds and Exchange Traded Funds***

This Policy does not restrict purchases and sales of mutual funds, similar professionally managed "commingled pools" or exchange-traded funds that invest in Securities.

(b) ***Transactions under Company Equity Plans.***

This Policy does not apply to a Covered Person's exercise of a stock option granted under a Company equity plan for cash, but this Policy does apply to the sale in the open market of any Company Securities received upon the exercise of an option, regardless of whether the sale is to pay the exercise price or to satisfy the Covered Person's tax obligations resulting from the exercise.

This Policy also does not apply to a Covered Person's surrender of Company Securities to the Company or the retention and withholding from delivery to the Covered Person of Securities by the Company (i.e., a "share withholding" or "net settlement" method) upon vesting of restricted stock units in satisfaction of tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company equity plan pursuant to which the restricted stock was granted. This Policy, however, does apply to exercises of a stock option granted under a Company equity plan by means of a stock swap or retention and withholding of Securities by the Company (i.e., a "share withholding" or "net settlement" method).

5. **Heightened Requirements Applicable to Special Insiders.**

• ***Definition of Special Insiders.***

This Section 5 sets forth additional provisions applicable to the following individuals associated with the Company (referring to the publicly traded entity, not its subsidiaries) ("**Special Insiders**"):

- each Director;
- each Officer;

- each member of the Finance Department involved in consolidation of financial results and the preparation, review, or filing of reports with the U.S. Securities and Exchanges Commission ("**SEC**");

- each member of the Legal Department involved in the preparation, review or filing of reports with the SEC;

- each employee involved in the review of Annual Reports on SEC Form 10-K or Quarterly Reports on SEC Form 10-Q, including subordinates of any executive officer with whom such officer shares such forms or material non-public information contained within such reports;

- any other individual designated as a Special Insider by the Compliance Officer from time to time.

- ***Blackout Periods/Trading Windows.***

    (1) Earnings Blackout Periods: The period immediately prior to an earnings release is a time in which Special Insiders are most likely to be in possession of material nonpublic information about the Company. To avoid the risk of noncompliance with insider trading laws, Special Insiders may not purchase or sell Company Securities during regularly scheduled quarterly blackout periods:

        - **commencing** at the close of trading on the fifteenth (15th) calendar day prior to the end of each fiscal quarter (i.e., two weeks prior to the end of each fiscal quarter); and

        - **ending** at the start of the third full trading day after the Company's "earnings release" is issued to the public relating to the Company's financial information for the concluded fiscal quarter (for example, if the Company publishes its earnings release on Thursday at 7a.m. before the trading market opens, the earnings black-out period will continue until Monday when trading opens).

    (2) Special Blackout Periods. The Compliance Officer may impose special blackout periods from time to time on a discretionary basis when news of pending material events or other material non-public information regarding the Company that is anticipated to be disclosed has not yet been publicly disclosed. Individuals (which may include individuals who are not Specified Insiders) who become subject to a special blackout period will be notified of that fact by the Compliance Officer, and (A) may not disclose the fact that they are subject to a special blackout period to any other person without the express permission of the Compliance Officer and (B) may not transact in Company Securities during the special blackout period. The special blackout period commences on the date the individual receives notice of the blackout from the Compliance Officer and continues until the individual is notified by the Compliance Officer that the special blackout period has ended.

    (3) Open Trading Windows for Special Insiders. Subject to pre-clearance as provided in Section 5(c) below, Special Insiders are generally permitted to trade when no blackout period (including a special blackout period under Section 5(b)(2)) is in effect; **provided, however, that even during an open trading window, any Covered Person (including a Special Insider) who is aware of material non-public information, may not trade in Company Securities until the information has been made publicly available as described above, or is no longer material.**

- ***Pre-Clearance for Special Insiders.***

Even when a trading window is open, Special Insiders (including family members and other members of their respective households) must obtain prior clearance from the Compliance Officer before buying, selling or engaging in any transaction in Company Securities (except as described in Section 5(e). below), including any exercise of stock options. The Compliance Officer will evaluate each proposed transaction to determine if it raises insider trading concerns or the appearance of other concerns under the federal or state securities laws and regulations. Any advice will relate solely to legal considerations and not the merits of the investment decision. Clearance of a transaction will be valid only for the day of approval and the next four (4) trading days, provided that if a trading window will close before such period has elapsed, the clearance will only be valid until the end of that trading window. If the transaction order is not placed within such clearance period, pre-clearance of the transaction must be re-requested from the Compliance Officer.

- **Short-Swing Trading.**

  Special Insiders who purchase Company Securities may not sell any Company Securities of the same class for at least six months after the purchase. Note that in addition to this Policy, Special Insiders who are subject to Section 16(b) of the Exchange Act may be required to disgorge to the Company any "short-swing profits" realized from a "matching" purchase and sale or "matching" sale and purchase of Company Securities occurring within a six-month period.

- **Rule 10b5-1 Plans.**

  A Covered Person's trades in Company Securities may be exempt from this Policy if made under a properly pre-established and maintained written trading plan, known as a "Rule 10b5-1 plan." If the Rule 10b5-1 plan meets all of the requirements for such a plan, and the transactions in Company Securities are actually made in accordance with the terms and conditions of the plan, the trades will not be deemed to have been made "on the basis of" material nonpublic information, even if the Covered Person who established the plan is actually aware of material nonpublic information at the time plan-based transactions are executed.

  A properly designed Rule 10b5-1 plan must meet the following requirements:

  1. The plan is established when no earnings blackout period in accordance with Section 5(b)(1) or Special Blackout Period in accordance with Section 5(b)(2) exists.

  2. The plan is established when the Covered Person was unaware of material nonpublic information concerning the Company;

  3. The plan must be entered into in good faith and not as part of a scheme to evade insider trading prohibitions;

  4. The Covered Person must include a representation in the plan certifying as to items 1 and 2.

  5. The plan specifies the number (or dollar value) of Company Securities to be purchased or sold during the term of the plan, the price (which may be a fixed price, market price or minimum/maximum price) at which the shares are to be traded, and a schedule for the trade(s), or provides a written formula or algorithm for determining the timing, amount and price of the trade(s). Alternatively, the plan can give a third party (such as a designated broker) the exclusive right to determine the timing, amount and price of the trade;

  6. The plan does not permit the Covered Person to exercise any subsequent influence

over how, when, or whether to effect transactions in Company Securities; provided, however, that if a third party (such as a broker) is designated under the terms of the plan to determine the timing, amount and price of trades, the third party must not be aware of any material nonpublic information about the Company or Company Securities when it makes its trading decisions on behalf of the Covered Person; and

7. In the case of Special Insiders, the 10b5-1 plan must have a cooling-off period (i.e., a period between the execution of the 10b5-1 plan and the first trade under such plan) is the later of: (1) 90 days following plan adoption or modification; or (2) two business days following the disclosure in certain periodic reports of the issuer's financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification) before any trading in Company Securities can commence under the trading arrangement;

8. In the case of a Covered Person other than a Special Insider, the 10b5-1 plan must have a cooling-off period of at least 20 days following plan adoption or modification before any trading in Company Securities can commence under the trading arrangement; and

9. The 10b5-1 plan must include a condition that the Covered Person implementing the Rule 10b5-1 plan (or the third-party transacting in Company Securities on the Special Insider's behalf) must act in good faith with respect to that plan.

Further, no Covered Person may (1) enter into multiple, overlapping Rule 10b5-1 plans; or (2) enter into a Rule 10b5-1 plan to affect a single-trade more than once during any consecutive 12-month.

Any Rule 10b5-1 plan proposed to be entered into after the date of this policy, or any amendment or termination of an existing Rule 10b5-1 plan after the date of this policy, must be reviewed and approved by the Compliance Officer prior to such plan's execution, amendment, or termination; *provided, however*, that no transaction occurring under an approved Rule 10b5-1 plan will require further pre-clearance.

6. *Additional Company Restrictions on Large Volume Trades.*

In addition to the other requirements of this Policy:

(a) Any sale of Company equity Securities by a Covered Person of **greater than 30,000 shares** shall be conducted through a Company approved broker.

(b) Unless otherwise approved by the Board of Directors, no Covered Person may sell more than **100,000 shares** of Company equity Securities **per day**.

(c) Unless otherwise approved by the Board of Directors, no person may trade in more than **500,000 shares of Company equity Securities in the aggregate** during any open trading window unless the trades occur pursuant to a previously approved 10b5-1 plan.

Interpretation:

The Company's Chief Legal Officer is the compliance officer (the "**Compliance Officer**") for this Policy. The Compliance Officer, or the Board of Directors of the Company, may designate additional officers of the Company to serve as Compliance Officers for this Policy from time to time. Any questions concerning this Policy should be directed to, and all interpretations of this Policy shall be made by, a duly designated Compliance Officer.

<u>Disclaimer</u>:

The Company reserves the right to modify, amend or eliminate this Policy, in whole or in part, and may do so with or without notice to employees.

Exhibit 21.1

SUBSIDIARIES OF LIQUIDITY SERVICES, INC.

The following is a list of subsidiaries of Liquidity Services, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized as of December 12, 2024. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Company	Jurisdiction of Organization	DBAs
Liquidity Services Operations LLC	Delaware	GovDeals AllSurplus Liquidation.com
Liquidity Services Limited	United Kingdom	N/A
GoIndustry-DoveBid Limited	United Kingdom	N/A
Machinio Corp.	Delaware	N/A
Bid4Assets, Inc.	Maryland	N/A
Sierra Auction Management, Inc.	Arizona	N/A

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-132192, No. 333-159004, No. 333-202548, No. 333-216242, No. 333-226114, No. 333-236547, No. 333-263036, and No. 333-277874 on Forms S-8 of our reports dated December 12, 2024, relating to the consolidated financial statements of Liquidity Services, Inc. and the effectiveness of Liquidity Services, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended September 30, 2024.

/s/ Deloitte & Touche LLP
McLean, VA
December 12, 2024

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, William P. Angrick, III, certify that:

1.   I have reviewed this annual report on Form 10-K of Liquidity Services, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 12, 2024

By: William P. Angrick, III

Title: *Chairman of the Board of Directors and Chief*
Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Jorge A. Celaya, certify that:

1. I have reviewed this annual report on Form 10-K of Liquidity Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 12, 2024

By: Jorge A. Celaya
Title: *Executive Vice President and Chief Financial Officer*

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C.
SECTION 1350,
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Liquidity Services, Inc. (the "Company") on Form 10-K for the period ended September 30, 2024 as filed with the Securities and Exchange Commission (the "Report"), I, William P. Angrick, III, Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)　　　　The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)　　　　The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 12, 2024

William P. Angrick, III
Chairman of the Board of Directors and Chief Executive Officer

THE FOREGOING CERTIFICATION IS BEING FURNISHED SOLELY PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 AND IS NOT BEING FILED AS PART OF THE FORM 10-K OR AS A SEPARATE DISCLOSURE DOCUMENT.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, OR OTHER DOCUMENT AUTHENTICATING, ACKNOWLEDGING, OR OTHERWISE ADOPTING THE SIGNATURE THAT APPEARS IN TYPED FORM WITHIN THE ELECTRONIC VERSION OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, HAS BEEN PROVIDED TO LIQUIDITY SERVICES, INC. AND WILL BE RETAINED BY LIQUIDITY SERVICES, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C.
SECTION 1350,
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Liquidity Services, Inc. (the "Company") on Form 10-K for the period ended September 30, 2024 as filed with the Securities and Exchange Commission (the "Report"), I, Jorge A. Celaya, Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 12, 2024

Jorge A. Celaya
Executive Vice President and Chief Financial Officer

THE FOREGOING CERTIFICATION IS BEING FURNISHED SOLELY PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 AND IS NOT BEING FILED AS PART OF THE FORM 10-K OR AS A SEPARATE DISCLOSURE DOCUMENT.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, OR OTHER DOCUMENT AUTHENTICATING, ACKNOWLEDGING, OR OTHERWISE ADOPTING THE SIGNATURE THAT APPEARS IN TYPED FORM WITHIN THE ELECTRONIC VERSION OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, HAS BEEN PROVIDED TO LIQUIDITY SERVICES, INC. AND WILL BE RETAINED BY LIQUIDITY SERVICES, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Corporate information

Leadership

Meet the executive team driving the world's leading marketplace for surplus assets to benefit buyers, sellers, and the planet.



William P. Angrick, III
Chief Executive Officer and
Chairman of the Board of Directors



Jorge A. Celaya
Chief Financial
Officer



John P. Daunt
Chief Commercial
Officer



Steven J. Weiskircher
Chief Technology
Officer



Mark A. Shaffer
Chief Legal Officer and
Corporate Secretary



Novelette E. Murray
Chief Human Resources
Officer

Board of Directors

William P. Angrick, III
Chairman of the Board

Jaime Mateus-Tique
Director

Katharin S. Dyer
Director

Amath Fall
Director

Beatriz V. Infante
Lead Director

George H. Ellis
Director

Edward J. Kolodzieski
Director

Additional Information

Investor Relations
Investor Relations
investorrelations@liquidity
servicesinc.com

Stock Transfer Agent
Computershare Trust
Company, N.A.
P.O. Box 505000
Louisville, KY 40233-5000
Phone: 781.575.2879
www.computershare.com

Corporate Secretary
Mark Shaffer
Chief Legal Officer and
Corporate Secretary

**Independent
Registered Public
Accounting Firm**

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
Phone: 703.251.1000

About Liquidity Services

Liquidity Services (NASDAQ:LQDT) operates the world's largest B2B e-commerce marketplace platform for surplus assets with over $10 billion in completed transactions to more than five million qualified buyers and 15,000 corporate and government sellers worldwide. The company supports its clients' sustainability efforts by helping them extend the life of assets, prevent unnecessary waste and carbon emissions, and reduce the number of products headed to landfills.

Visit us at LiquidityServices.com



A Better Future for Surplus

From the U.S.: 1-800-310-4604
Internationally: +1-202-467-6868
investorrelations@liquidityservicesinc.com